

2024 Notice of Annual Meeting & Proxy Statement

Progress Software Corporation
15 Wayside Road, Suite 400
Burlington, MA 01803

Our Values: ProgressPROUD

Our values drive our everyday, keeping us connected, inspired and moving forward.

ProgressPROUD represents the fundamental beliefs that guide our actions and are core to who we are. Our values revolve around trust, collaboration, accountability, adaptability and respect. Our adherence to these values reinforces who Progress is as an employer and trusted software provider.

P
PROGRESS
collaboratively

We work closely as a team to deliver outstanding results.



R
RESPECT
differences and diversity

We use our different viewpoints and backgrounds to improve our work and culture.



O
OWN
our tomorrow today

We take initiative and are accountable for the outcomes.



U
UPHOLD
trust

We are ready to help when our customers and colleagues need us most.



D
DARE
to innovate

We question the status quo and identify ways to improve how we work.



Letter From Our Chair



About Progress

Est. **1981**

Nasdaq: **PRGS**

Headquartered in **Burlington, Massachusetts, USA**

Offices across **North America, Latin America, EMEA** and **Asia Pacific**

2,300+ employees



March 27, 2024

To Our Stockholders:

We invite you to attend the 2024 Annual Meeting of Stockholders (the "Annual Meeting") of Progress Software Corporation ("Progress," the "Company," "we," "us" or "our"), which will be held on May 9, 2024, at 10:00 a.m. Eastern Time.

The Annual Meeting will be conducted via live webcast to facilitate stockholder attendance and participation from any location around the world. Stockholders will be able to submit questions before and during the meeting using online tools, providing our stockholders with the opportunity for meaningful engagement with the Company. For instructions on attending the Annual Meeting virtually and voting your shares, please see "About the Meeting and Voting" in the accompanying Proxy Statement.

The following Notice of Annual Meeting of Stockholders and accompanying Proxy Statement contain details regarding admission to the virtual meeting and the business to be conducted at the Annual Meeting.

Your vote is important. Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted during the meeting. We urge you to promptly vote and submit your proxy via the internet, by phone or by signing, dating and returning the enclosed proxy card in the enclosed envelope. If you attend the Annual Meeting online, you can vote online even if you have previously submitted your proxy.

We will also provide a recording of the Annual Meeting on our Investor Relations website at http://investors.progress.com/. We hope this will allow those who cannot attend the meeting to hear Progress discuss 2023 and our goals for 2024 at their convenience. As always, you can find a variety of pertinent information about Progress on our Investor Relations website.

On behalf of the Board of Directors, thank you for your continued support. We look forward to seeing many of you at the virtual Annual Meeting.

John R. Egan
Board Chair

Letter From Our Board of Directors

March 27, 2024

To Our Stockholders:

This year, our world experienced devastating wars in the Middle East and Ukraine, as well as continued inflationary pressures and high interest rates. And disruption from accelerating AI adoption created opportunities and challenges for businesses around the world. In addition to these macro factors, our customers around the globe were attacked by a cybercriminal group that exploited a zero-day vulnerability in our MOVEit product. Throughout all this, Progress remained strong and focused on delivering value and support to our customers, resulting in steady demand across virtually all markets and product lines. Active employee engagement and positive employee experience levels contributed to the retention of strong teams, which executed well throughout the year and delivered results ahead of plan.

As ever, Progress remained focused on business continuity, customer commitment, resiliency and delivering sustainable stockholder value. Throughout 2023, the Board and executive leadership collaborated closely to ensure Progress met its commitments, and the financial, strategic and business results delivered in fiscal 2023 demonstrated why this approach works.

Our Performance

In fiscal 2023, we further advanced our strategic plan of delivering meaningful stockholder value through our Total Growth Strategy while delivering solid financial annual results. Our business, across core and newly integrated products, remains well positioned for continued success. By building on our decades-long track record of delivering the trusted products to develop, deploy and manage high-impact applications that our customers and partners have relied on for more than forty years, we navigated the recent geopolitical and marketplace turbulence with confidence.

Corporate Social Responsibility

The Board is enormously proud of how Progress and its employees performed, not just in their day-to-day responsibilities, but in their commitment to advancing our Corporate Social Responsibility program, Progress for Tomorrow. It focuses on building a culture focused on inclusion, diversity and belonging, supporting the communities in which we live and driving sustainability best practices.

Director Nominations and Corporate Governance

This year's Board nominees represent a wide range of backgrounds and expertise. We believe our diversity of experiences, perspectives and skills contributes to the Board's effectiveness in managing risk and providing guidance that positions Progress for long-term success in a changing business environment. Of our nine Board nominees, eight are independent, which includes our Board Chair and all committee members. This Proxy Statement describes Progress' corporate governance policies and practices that foster the Board's effective oversight of the Company's business strategies and practices.

Executive Compensation

Consistent with our pay-for-performance philosophy, the Compensation Committee of the Board of Directors emphasized alignment with our long-term business goals in designing our executive compensation programs for 2023. Our executive compensation programs for 2023 reflected management's continued commitment to our strategic plan.

Looking Ahead

For fiscal 2024, the Board looks forward to advancing the Company's strategic plan. We are cognizant of the challenges and uncertainty posed by increasing volatility in the global markets in achieving company goals, but remain diligent in our work and confident in Progress' outlook.

Thank you for your ongoing support. We appreciate the opportunity to represent your interests as stockholders.

Your Board of Directors

Notice of Annual Meeting of Stockholders

You are cordially invited to attend the annual meeting online.

Voting Items

Proposals	Board Vote Recommendation	For Further Details
1 Elect nine directors to serve until the 2025 Annual Meeting	**"FOR"** each director nominee	Page **15**
2 Advisory vote to approve the fiscal 2023 compensation of our named executive officers ("say-on-pay" vote)	**"FOR"**	Page **45**
3 Approve an increase in the number of shares authorized for issuance under the 2008 Stock Option and Incentive Plan, as amended and restated (the "2008 Plan")	**"FOR"**	Page **81**
4 Ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for our current fiscal year	**"FOR"**	Page **91**

Other matters properly brought before the meeting may also be considered.

Please vote your shares before the meeting, even if you plan to attend the meeting. Further information about how to attend the virtual Annual Meeting, vote your shares during the meeting and submit questions during the meeting is included in the accompanying Proxy Statement.

Your broker will not be able to vote your shares on the election of directors, the say-on-pay vote or the approval of an increase in shares under the 2008 Plan, unless you give your broker specific instructions to do so. A complete list of registered stockholders will be available for examination during the Annual Meeting.

By Order of the Board of Directors,

YuFan Stephanie Wang
Secretary
Burlington, Massachusetts
March 27, 2024

YOUR VOTE IS IMPORTANT
Whether or not you plan to attend the meeting, please promptly vote and submit your proxy.



Date and Time
Day, May 9, 2024
10:00 AM ET



Virtual Meeting
www.virtualshareholdermeeting.com/PRGS2024



Who Can Vote
Stockholders as of March 20, 2024, are entitled to vote

How to Vote



Internet
www.proxyvote.com



Telephone
1-800-690-6903



Mail
Complete, sign and promptly mail the proxy card in the enclosed postage-prepaid envelope



During the Meeting
www.virtualshareholdermeeting.com/PRGS2024

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on May 9, 2024: This Proxy Statement and our 2023 Annual Report on Form 10-K are available at: www.proxyvote.com

Table of Contents

Letter From Our Chair	**1**
Letter From Our Board of Directors	**2**
Notice of Annual Meeting of Stockholders	**3**
Business Overview	**6**
Proxy Statement Summary	**10**

PROPOSAL 1: Election of Directors ✓	**15**
Nominees	15
Our Director Resignation Policy	15
Director Nomination Process	16
Director Selection Process	17
Key Board Qualifications, Expertise and Attributes	19
Board Diversity Matrix	20
Director Independence	20
Nominees for Directors	21

Corporate Governance	**30**
Our Corporate Governance Framework	30
Our Corporate Governance Practices	31
Committees of the Board of Directors	35
Board Oversight	39
Director Compensation	**42**
Stock Ownership Guidelines	43
Our Executive Officers	**44**

PROPOSAL 2: Advisory Vote on Compensation of Our Named Executive Officers ✓	**46**
Compensation Discussion and Analysis	**47**
Introduction	47
Executive Summary	48
Executive Compensation Program	51
Compensation Review Process	52
Components of Executive Compensation	54
2023 Executive Compensation Decisions	56
Other Compensation Elements	62
Other Executive Compensation Matters	63

Compensation Committee Report	**65**
Analysis of Risk Associated with Our Compensation Plans	**66**
Summary of Executive Compensation	**67**
Summary Compensation Table	67
Grants of Plan-Based Awards	69
Outstanding Equity Awards	71
Option Exercises and Stock Vested	72
Severance and Change in Control Agreements	73
Estimate of Severance and Change in Control Benefits at Fiscal-Year End	75
CEO Pay Ratio	**78**
Pay Versus Performance	**79**

PROPOSAL 3: Approve an increase in the number of shares authorized for issuance under our 2008 Plan, as Amended and Restated ✓   **83**

PROPOSAL 4: Ratification of the Selection of Independent Registered Public Accounting Firm ✓   **95**

Evaluation of the Independent Auditor	95
Tenure	96
Independent Registered Public Accounting Firm Fees	96
Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm	97

Audit Committee Report	**98**
Other Matters	**99**
Certain Relationships and Related Persons Transactions	99
Information About Progress Software Common Stock Ownership	99
Equity Compensation Plan Information	101
Delinquent Section 16(a) Reports	102
Proposals of Stockholders For 2025 Annual Meeting	102
About the Meeting and Voting	103
Expenses of Solicitation	107
Available Information	108
Appendix A: Amended and Restated 2008 Plan	**109**

Business Overview

Over **4 million** developers and technologists at hundreds of thousands of enterprises depend on Progress.

Progress provides software that enables organizations to develop and deploy their mission-critical applications and experiences, as well as effectively manage their data platforms, cloud and IT infrastructure. As an experienced, trusted provider, we make the lives of technology professionals easier.

The Progress Total Growth Strategy is to invest and innovate, acquire and integrate great businesses, and drive customer success. We invest in our products, our people and in how we run the business. Our investments result in industry-leading products, built and supported by engaged employees.

Our Strategy

Trusted Provider of the Best Products to Develop, Deploy and Manage High-Impact Applications

- Our broad portfolio of products falls into four distinct categories: engaging experiences; content, logic and insights; data platforms; and infrastructure management.
- We empower customers with market-leading products in each of these categories, so their businesses can thrive.
- We offer these products to both new and existing customers and partners. This strategy builds on our vast experience in application development that we've acquired over the past 40+ years.



Focus on Customer and Partner Retention to Drive Recurring Revenue and Profitability

- Our financial stability, staying power and commitment to innovation propels customers forward with confidence.
- Our ability to succeed is driven by our organizational philosophy and operating principles focused on customer and partner retention, their success and a streamlined operating approach to more efficiently drive predictable and stable recurring revenue and high levels of profitability.



M&A Driven Growth

- We are pursuing growth driven by accretive acquisitions of businesses within the infrastructure software space, with products that appeal to both IT organizations and individual developers.
- These acquisitions must meet strict financial and other criteria, with the goal of driving significant stockholder returns by providing scale and increased cash flows.
- We have made four significant acquisitions in five years, Ipswitch, Inc. (April 2019), Chef Software Inc. (October 2020), Kemp Technologies, Inc. (November 2021) and MarkLogic Corporation (February 2023).



Thoughtful Capital Allocation Strategy

- Our capital allocation policy emphasizes accretive M&A, which allows us to expand our business and drive significant stockholder returns. It utilizes share repurchases and dividends to return capital to stockholders.
- We intend to repurchase our shares in sufficient quantities to offset dilution from our equity plans. We also return a portion of our annual cash flows from operations to stockholders in the form of dividends.



Fiscal 2023 Financial Highlights

Revenue

$694M

▲ **15%** from FY2022

Cash Flow from Operations

$174M

▼ **9%** from FY2022

Annualized recurring revenue ("ARR") of

$574 million

as of the end of fiscal 2023, **increased 17%** year-over-year on a constant currency basis

Exceeded our non-GAAP operating income target

Stockholder-focused capital allocation

Over $65 million

of capital returned to stockholders in fiscal 2023, including more than $31 million in dividends

100% NRR

net retention rate
as of the end of fiscal 2023, illustrating our predictable and durable revenue performance

Key product releases, including **Developer Tools, Sitefinity, WhatsUp Gold, LoadMaster 360** and **Flowmon ADS**

Successful integration of MarkLogic, which closed in February 2023

Praise for Progress

We are proud to share that we continue to be recognized by the industry as a top place to work and for our corporate social responsibility work, including our efforts to be an inclusive organization.




























Corporate Social Responsibility

Each year, we focus on supporting our people, engaging with our global community and taking tangible steps to leave our planet better than we found it. In 2023, Progress and our employees donated close to $315,000 to over 330 certified charitable organizations worldwide.

Our Planet

- Migrated to LED lights at our corporate headquarters to improve energy consumption.
- Reduced Scope 1 and Scope 2 carbon footprint by 15%, energy use by 28% and CO2 footprint by 3% in locations we have operated in the past two years.
- Replaced disposable cups and utensils with reusable ones across Progress offices to enhance internal sustainability practices.



Inclusion and Diversity

- Scored an 86% inclusion and belonging score in employee engagement survey, on par with the top 25% of technical companies with similar profiles.
- 40+ activities hosted by employee resource groups and the Inclusion and Diversity Committee to support an inclusive, psychologically safe working environment.
- Named one of the top 23 employers in Massachusetts with standout DE&I practices by the Boston Globe.



Our People

- Hosted Inclusive Leadership training for people managers, created internally with Progress-specific models, real-world examples and more to maximize impact.
- Offered mental health sessions to promote work/life balance and stress management, as well as a well-being platform.
- Launched the Team Enablement Portal, a one-stop shop for a variety of practical toolkits and resources to help our people thrive and engage with each other in a hybrid work environment.



Our Global Community

- Employee resource groups raised close to $20k in giving efforts, and hosted multiple item drives for shelters, veterans and children in need.
- Supported humanitarian and social causes around the globe, including rescue and recovery endeavors in Turkey, Syria and Maui; LGBTQ+ rights; racial justice and equity; and humanitarian efforts in Israel and Gaza.
- Granted scholarships to five new women as part of our global Women in STEM Scholarship series.



Proxy Statement Summary

This summary highlights information contained elsewhere in this Proxy Statement. For more complete information about these and other topics, please review our Annual Report on Form 10-K for the fiscal year ended November 30, 2023 (the “Annual Report”), and this entire Proxy Statement.

This Proxy Statement and the accompanying proxy card, including an Internet link to our previously filed Annual Report, were first made available to stockholders on or about March 27, 2024.

Proposal 1

Election of Nine Directors

The Board recommends a vote **FOR** each director nominee.

See page **15**

The Board of Directors and Nominating and Corporate Governance Committee believe the nine Board nominees possess the skills, experience and diversity to effectively monitor performance, provide oversight and advise management on the Company’s long-term strategy.

Director Nominees

	Name and Primary Occupation	Age	Director Since	Other Public Boards	Committee Membership AC	CC	NC	M&A
	John R. Egan ✓ Board Chair Managing Partner, Carruth Management, LLC	66	2011	2			M	
	Paul T. Dacier ✓ Partner, Quinn Emanuel Urquhart & Sullivan LLP	66	2017	1			C	
	Rainer Gawlick ✓ Board Chair, Proto Labs, Inc.	56	2017	1	M			M
	Yogesh Gupta President and CEO, Progress Software Corporation	63	2016	1				
	Charles F. Kane ✓ Senior Lecturer, MIT Sloan	66	2006	2	F			M
	Samskriti Y. King ✓ CEO, Veracode, Inc.	50	2018	1	M			C
	David A. Krall ✓ Strategic Advisor, Roku, Inc.	63	2008	2		C		
	Angela T. Tucci ✓ Chair, Anita Borg Institute for Women and Technology	57	2018	—		M		M
	Vivian Vitale, NACD.DC ✓ Principal, Vivian Vitale Consulting, LLC	70	2019	1		M	M	

AC Audit Committee
CC Compensation Committee
NC Nominating and Corporate Governance Committee
M&A Mergers & Acquisitions / Strategy Committee

C Chair
M Member
F Chair and Financial Expert
✓ Independent

Key Board Qualifications, Expertise and Attributes

The table and graphs below summarize the director nominees' experience and the qualifications, skills and attributes most relevant to nominate candidates to serve on the Board. See *"Nominees for Directors"* for additional details regarding our nominees' experience and backgrounds.



07 Cybersecurity

09 Technology/Software Industry

05 Product Development

05 Human Capital Management

09 Leadership

06 Go-to-Market/Sales

09 Public Company Board Service and Governance

06 CSR/ESG

05 Finance and Accounting

09 Strategy

09 Mergers & Acquisitions

Board Snapshot

Independence



- Independent: 8
- Not Independent: 1

89% are independent

Diversity of Tenure



- Shorter-term (1-5 years): 1
- Mid-range (6-10 years): 5
- Longer-term (>10 years): 3

56% have served less than 8 years

Diversity of Background



- Diverse: 6
- Non-Diverse: 3

66% are diverse in gender, ethnicity or nationality

Diversity of Age



- In 50s: 3
- In 60s: 5
- In 70s: 1

56% are younger than 65

Board Effectiveness

Our Board takes a multi-faceted approach to continually assess Board composition and evaluating the effectiveness of the Board.

Practices Contributing to Board Effectiveness

- ✔ Chair and CEO positions have been separate since 2012
- ✔ 8 of 9 directors are independent
- ✔ All committee members are independent
- ✔ Independent directors meet in executive session without the CEO at every regularly scheduled Board meeting
- ✔ Strong Board Diversity

Relevant Skills

- ✔ Technology/Software Industry
- ✔ Cybersecurity
- ✔ Go-to-Market/Sales
- ✔ Strategy
- ✔ Product Development
- ✔ Organizational effectiveness, culture and people management (human capital management)

Balanced Tenure

- ✔ 5 of 8 independent directors have a tenure of 7 years or less
- ✔ All directors are elected annually
- ✔ We have adopted a director resignation policy for directors

Active and Engaged Board

We have an active and engaged Board that is committed to fulfilling its fiduciary duty to act in good faith in the best interests of Progress and its stockholders. The number of Board and committee meetings held in fiscal 2023 (December 1, 2022 – November 30, 2023) is set forth below.

	2023 Meetings
Board	10
Audit Committee	14
Nominating & Corporate Governance Committee	4
Compensation Committee	6
Mergers & Acquisitions Committee	5

10	**29**
Total Board meetings in 2023	Total committee meetings in 2023
98%	**97%**
Average attendance rate	Average attendance rate



Proposal

2

Advisory Vote to Approve Fiscal 2023 Executive Compensation of Our Named Executive Officers (Say-on-Pay Vote)



The Board recommends a vote **FOR** this proposal.

〉 See page **45**

Executive Compensation Philosophy

The Compensation Committee's philosophy is to tie executive pay to performance to incentivize the achievement of returns to our stockholders and to drive the creation of sustainable long-term stockholder value. Consistent with this pay-for-performance philosophy, the Compensation Committee, in designing our executive compensation programs for 2023, emphasized alignment with our long-term business goals.

2023 Executive Compensation Highlights

- Base salaries for our named executive officers targeted at **market competitive levels**
- **100% of annual cash bonuses** for our named executive officers **tied to achieving pre-established financial objectives** that are difficult to attain and require achievement that is closely linked to our annual operating plan and budget and publicly announced expectations
- Payouts under the annual cash bonuses **capped at 150% of target amounts**

Annual target equity opportunity for our named executive officers:

- **70%** of annual equity award is **performance-based:**
  - **50%** was delivered in the form of stock awards tied to three-year relative total stockholder return and cumulative operating income metrics
  - **20%** was delivered in the form of stock options
- **30%** was delivered in the form of **time-based restricted stock units**

Compensation Governance Highlights

What We Do

- ✔ Grant performance-based equity awards with performance measures that span three years
- ✔ Utilize different measures for performance equity awards and cash incentives
- ✔ Clawback Policy: adopted updated compensation recovery policy in line with the Security and Exchange Commission's (the "SEC") clawback rules and Nasdaq's final listing standards
- ✔ Cap the amount our executives can earn under our annual incentive plans

What We Don't Do

- ✘ No perquisites
- ✘ No guaranteed salary increases or performance-based bonuses
- ✘ No excise tax gross-ups



Proposal

3

Approve an increase in the number of shares authorized for issuance under the 2008 Stock Option and Incentive Plan, as amended and restated

✅ The Board recommends a vote **FOR** this proposal.

> See page **81**

We are asking our stockholders to approve an increase in the number of shares authorized for issuance under the Progress Software Corporation 2008 Stock Option and Incentive Plan, as amended and restated (the "2008 Plan"). On March 19, 2024, our Board of Directors unanimously approved an increase in the number of shares of our common stock reserved for issuance under the 2008 Plan by 4,665,000, which is subject to stockholder approval at the Annual Meeting. Our Board of Directors believes that the availability of an adequate reserve of shares for issuance under the 2008 Plan is essential to enable us to maintain our competitive position with respect to recruiting and retaining highly skilled and engaged personnel.



Proposal

4

Ratify the Selection of Deloitte & Touche LLP as Our Independent Registered Public Accounting Firm for Our Current Fiscal Year

✅ The Board recommends a vote **FOR** this proposal.

> See page **91**

Based on the Audit Committee's assessment of Deloitte & Touche LLP's qualifications and performance, it believes their retention for fiscal 2024 is in the best interests of the Company.

Experience and effectiveness

- ✔ Enhanced audit quality
- ✔ Effective audit plans and efficient fee structures
- ✔ Maintaining continuity avoids disruption

Strong independence controls

- ✔ Thorough Audit Committee oversight
- ✔ Robust pre-approval policies and limits on non-audit services
- ✔ Deloitte's strong internal independence procedures and regulatory framework



Proposal

1

Election of Directors

✓

The Board recommends a vote **FOR** each director nominee.

Nominees

Nine individuals have been nominated for election at the Annual Meeting to hold office until the 2025 Annual Meeting. The nominees were evaluated and recommended by the Nominating and Corporate Governance Committee in accordance with its charter and our Corporate Governance Guidelines. The Board of Directors and Nominating and Corporate Governance Committee believe the nine Board nominees possess the skills, experience and diversity to effectively monitor performance, provide oversight and advise management on the Company's long-term strategy. For additional information about the nominees and their qualifications, please see the sections of this Proxy Statement entitled *"Director Nomination Process"* and *"Nominees for Directors."*

Each director elected at the Annual Meeting will hold office until the next Annual Meeting of Stockholders or special meeting in lieu of such an Annual Meeting or until their successor has been duly elected and qualified, or until their earlier death, resignation or removal. There are no family relationships among any of our executive officers or directors. Each of the director nominees named in this Proxy Statement has agreed to serve as a director if elected and we have no reason to believe that any nominee will be unable to serve. If, before the Annual Meeting, one or more nominees named in this Proxy Statement should become unable to serve or for good cause will not serve, the persons named in the enclosed proxy will vote the shares represented by any proxy received by our Board of Directors for such other person or persons as may thereafter be nominated for director by the Nominating and Corporate Governance Committee and our Board of Directors.

Our Director Resignation Policy

Our Corporate Governance Guidelines set forth our director resignation policy for directors, which provides that any nominee for election to the Board in an uncontested election who receives a greater number of votes "withheld" from their election than votes "for" such election is required to submit their offer of resignation for consideration by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is to consider all relevant facts and circumstances and recommend to the Board the action to be taken with respect to that offer of resignation. The Board will then act on the Nominating and Corporate Governance Committee's recommendation. Promptly following the Board's decision, the Company will disclose that decision and an explanation of such decision in a filing with the SEC or a press release. If the Board accepts a director's resignation, then the Board may fill any resulting vacancy or may decrease the size of the Board, in each case pursuant to our Bylaws.

If a director's resignation is not accepted by the Board, such director will continue to serve until the next Annual Meeting of Stockholders or special meeting in lieu of such an Annual Meeting or until their successor has been duly elected and qualified, or until their earlier death, resignation or removal. Through this policy, the Board seeks to be accountable to all stockholders and respects the rights of stockholders to express their views through their votes for directors. At the same time, the policy allows the Board sufficient flexibility to make sound evaluations based on the relevant circumstances and to act in the best interest of the Company and its stockholders in the event of a greater than 50% "withhold" vote against a specific director.

Director Nomination Process

Board Membership Criteria

Our Board of Directors has delegated the search for, and recommendation of, director nominees to the Nominating and Corporate Governance Committee. When considering a potential candidate for membership on our Board of Directors, the Nominating and Corporate Governance Committee will consider any criteria it deems appropriate, including, among other things, the background, experience and qualifications of any candidate as well as such candidate's past or anticipated contributions to our Board of Directors and its committees. At a minimum, each nominee is expected to have:

Highest personal and professional integrity	Demonstrated exceptional ability and judgment	Ability to collaborate effectively with other Board members and management to serve the long-term interests of our shareholders

In addition, the Nominating and Corporate Governance Committee has established the following minimum requirements:

- at least five years of business experience;
- no identified conflicts of interest as a prospective director;
- no convictions in a criminal proceeding (aside from traffic violations) during the five years prior to the date of selection; and
- willingness to comply with our Code of Conduct and Business Ethics.

The Board of Directors retains the right to modify these minimum qualifications from time-to-time and exceptional candidates who do not meet these criteria may still be considered.

The Nominating and Corporate Governance Committee also considers numerous other qualities, skills and characteristics when evaluating director nominees, including:

Direct experience in the **software industry** or in the markets in which we operate	An understanding of, and experience in, **accounting, legal, finance, product, sales and/or marketing** matters	Experience on other **public or private company boards** and involvement in corporate governance best practices
Leadership experience with public companies or other major organizations with a proven track record in developing and executing a strategic vision and making executive-level decisions	**M&A experience** around the strategic acquisition of complementary businesses while meeting strict financial criteria	**Diversity of the Board**, considering business and professional experience, educational background, reputation and industry expertise across various market segments and technologies relevant to our business, as well as other relevant attributes

The Nominating and Corporate Governance Committee considers a variety of standards that may be appropriate from time-to-time for the overall structure and composition of our Board of Directors, but it does not assign specific weights to the various criteria and no single criterion is necessarily applicable to all prospective nominees.

Director Selection Process

| 1 | **IDENTIFYING CANDIDATES** |

Generally, the Nominating and Corporate Governance Committee identifies candidates for director nominees in consultation with the other directors and management, using search firms or other advisors, through recommendations submitted by stockholders or through other methods that the Nominating and Corporate Governance Committee deems to be helpful to identify candidates.



| 2 | **INCUMBENT DIRECTORS** |

In the case of incumbent directors, the Nominating and Corporate Governance Committee reviews each incumbent director's overall past service to us, including the number of meetings attended, level of participation, quality of performance and whether the director continues to meet applicable independence standards.



| 3 | **MINIMUM QUALIFICATIONS FOR NEW DIRECTOR CANDIDATE** |

In the case of a new director candidate, the Nominating and Corporate Governance Committee confirms that the candidate meets the minimum qualifications for a director nominee established by the Nominating and Corporate Governance Committee.



| 4 | **INTERVIEWING CANDIDATES** |

The candidate will also be interviewed by the Nominating and Corporate Governance Committee and other Board members.



| 5 | **EVALUATION OF CANDIDATES** |

The Nominating and Corporate Governance Committee then meets to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and considering the overall composition and needs of our Board of Directors. The same procedures apply to all candidates for director nomination, including candidates submitted by stockholders.



| 6 | **RECOMMENDATION OF CANDIDATES** |

Based on the results of the evaluation process, the Nominating and Corporate Governance Committee recommends candidates for our Board of Directors' approval as director nominees for election to our Board of Directors. The Nominating and Corporate Governance Committee also recommends candidates to our Board of Directors for appointment to its committees.

We Value Diversity

The Board and the Nominating and Corporate Governance Committee value diversity of backgrounds, experience, perspectives and leadership in different fields when identifying nominees. We believe that we have assembled a diverse set of directors with the varied backgrounds, experiences and perspectives critical to our long-term success. Presently, more than half of our Board members are diverse in gender, ethnicity or nationality. Our Board of Directors conducts regular self-evaluations. The survey questions include an assessment of whether the composition of the Board is appropriately diverse and possesses the skills and experience consistent with achieving our short and long-term corporate goals.

Stockholder Recommendations

The Nominating and Corporate Governance Committee will consider director nominee candidates who are recommended by stockholders of the Company. Recommendations sent by stockholders must provide the following information:

- the name and address of record of the stockholder;
- a representation that the stockholder is a record holder of our common stock, or if the stockholder is not a record holder, evidence of ownership in accordance with Rule 14a-8(b)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
- the name, age, business and residential address, educational background, current principal occupation or employment and principal occupation or employment for the preceding five full fiscal years of the proposed director candidate;
- a description of the qualifications and background of the proposed director candidate which addresses the minimum qualifications described above;
- a description of all arrangements or understandings between the stockholder and the proposed director candidate; and
- any other information regarding the proposed director candidate that is required to be included in a Proxy Statement filed under SEC rules.

The submission must be accompanied by a written consent of the individual to be named in our Proxy Statement as standing for election if nominated by our Board of Directors and to serve if elected by the stockholders. Stockholder recommendations of candidates for election as directors at an Annual Meeting of Stockholders must be timely and submitted to the Company in accordance with the requirements set forth in the Company's bylaws.

Key Board Qualifications, Expertise and Attributes

The table and graphs below summarize the director nominees' experience and the qualifications, skills and attributes most relevant to nominate candidates to serve on the Board. Director biographies in the section below entitled "Nominees for Directors" describe each director's background and relevant experience in more detail.

Director Skills and Experience	Egan	Dacier	Gawlick	Gupta	Kane	King	Krall	Tucci	Vitale
Cybersecurity Mitigating risk through cybersecurity is a key area of focus for us. The Audit Committee receives quarterly updates from our IT/Cybersecurity Team, including regarding governance processes, projects to strengthen cybersecurity processes and infrastructure.	●	●	●	●	●	●			●
Leadership Our business is complex and ever-evolving. CEOs and individuals with experience leading large business units have proven track records in developing and executing a vision and making executive-level decisions.	●	●	●	●	●	●	●	●	●
Finance and Accounting Individuals with financial expertise able to identify and understand the relevant financial considerations applicable to us as a global public company.	●		●	●	●	●			
Technology/Software Industry Progress is the trusted provider of application development and infrastructure software. Those with relevant technology/software experience are better able to understand the opportunities and challenges facing our business.	●	●	●	●	●	●	●	●	●
Go-to-Market/Sales Our business depends on successfully creating awareness of our products and entering new markets as well as executing our sales strategy.	●		●	●	●	●		●	
Strategy Development and execution of a strong corporate strategy is critical to sustaining and growing our business.	●	●	●	●	●	●	●	●	●
Product Development Our business depends on our ability to successfully develop our products and expand our offerings. Experience in product development enhances understanding of the challenges we face and facilitates strategic planning in this area.			●	●	●	●	●		
Public Company Board Service and Governance Individuals having experience serving on public company boards better understand the roles and responsibilities of directors and corporate governance best practices.	●	●	●	●	●	●	●	●	●
Mergers & Acquisitions A key element of our corporate strategy includes the acquisition of businesses that offer complementary products, services and technologies, augment our revenues and cash flows and meet our strict financial criteria. M&A experience enhances understanding of the complexities, issues and risks involved with any such acquisitions and their integration.	●	●	●	●	●	●	●	●	●
Human Capital Management Progress is driven by our people, so expertise in human capital management and related issues is critical to our long-term success.		●		●	●	●			●
CSR/ESG Corporate social responsibility is an integral part of our culture and we consider environmental, social and governance issues in multiple aspects of our operations.	●	●	●	●	●				●

Board Diversity Matrix

As of March 27, 2024

Total Number of Directors		**9**
Part I: Gender Identity	**Female**	**Male**
Directors	3	6
Part II: Demographic Background		
African American or Black	-	-
Alaskan Native or American Indian	-	-
Asian	1	1
Hispanic or Latinx	-	-
Native Hawaiian or Pacific Islander	-	-
White	2	5
Two or More Races or Ethnicities	-	-
LGBTQ+	1	

The above table is intended to comply with the format suggested by Nasdaq (See Nasdaq Rules 5605(f) and 5606). None of our directors declined to disclose their gender or demographic background.

Director Independence

Having an independent Board is a core component of our governance philosophy. Our Corporate Governance Guidelines provide that, as a matter of policy and consistent with applicable laws, rules and regulations, a majority of the Board should be independent directors, as defined by Nasdaq Rules. To help ensure independence, our Corporate Governance Guidelines contain limits on director outside activities. Directors are expected to avoid any action, position or arrangement that conflicts with an interest of the Company or gives the appearance of a conflict. Directors who also serve as CEOs or in equivalent positions should not serve on more than two boards of public companies in addition to the Board, and other directors should not serve on more than four other boards of public companies in addition to the Company's board.

Based on the review and recommendation of our Nominating and Corporate Governance Committee, our Board has determined that all current directors except Yogesh Gupta (our President and Chief Executive Officer) are independent within the meaning of the director independence standards of Nasdaq and the applicable rules of the SEC.

Nominees for Directors



Director Since:
September 2011

Chair since
December 2012

Age: 66

Current Board Committees:
Nominating and Corporate Governance

John R. Egan

Independent

Background:

Mr. Egan is managing partner of Carruth Management, LLC, a Boston-based Family Office. From October 1986 until September 1998, Mr. Egan served in several executive positions with EMC Corporation, a publicly held global leader in information technology, including Executive Vice President, Products and Offerings, Executive Vice President, Sales and Marketing, Executive Vice President, Operations and Executive Vice President, International Sales.

Other Current Public Company Boards:

- Verint Systems, Inc. (Nasdaq: VRNT), a provider of systems to the internet security market, where he serves as Lead Director

- NetScout Systems, Inc. (Nasdaq: NTCT), a network performance management company, where he serves as Lead Director

Prior Public Company Boards in Last 5 Years:

- Agile Growth Corp.

Skills and Experiences:

 Cybersecurity    CSR/ESG    Leadership    Finance and Accounting

 Technology/ Software Industry    Go-to-Market/ Sales    Strategy    Public Company Board Service and Governance

 M&A



Director Since:
June 2017

Age: 66

Current Board Committees:
Nominating and Corporate Governance (Chair)

Paul T. Dacier

Independent

Background:

Mr. Dacier is currently a partner at Quinn Emanuel Urquhart & Sullivan LLP, a leading law firm devoted to business litigation and arbitration, which he joined in January 2024. From March 2017 to December 2023, he was the General Counsel of Indigo Agriculture, Inc., a Boston-based agricultural technology start-up company that specializes in products designed to maximize crop health and productivity. Previously, Mr. Dacier was the Chief Legal Officer of EMC Corporation from 1990 until September 2016, when EMC was acquired by another technology company. Mr. Dacier was responsible for the worldwide legal affairs of EMC and its subsidiaries and oversaw the company's internal audit, real estate and facilities organizations, sustainability aviation and government affairs departments.

Other Current Public Company Boards:

- AerCap Holdings NV (NYSE: AER), the world's largest independent commercial aircraft leasing company

Prior Public Company Boards in Last 5 Years:

- GTY Technology Holdings, Inc.

Skills and Experiences:

 Leadership
 Cybersecurity
 Strategy
 M&A

 Public Company Board Service and Governance
 Technology/ Software Industry
 Human Capital Management
 CSR/ESG



Director Since:
June 2017

Age: 56

Current Board Committees:
Audit; Mergers and Acquisitions/Strategy

Rainer Gawlick

Independent

Background:

Dr. Gawlick is a public and private company board member and currently serves as Chair of Proto Labs, Inc. Dr. Gawlick formerly served as President of Perfecto Mobile, Ltd., a leader in mobile testing, from July 2015 until September 2016 and as Executive Vice President of Global Sales at Intralinks, Inc., a computer software company providing virtual data rooms and other content management services, from April 2012 until July 2015. From August 2008 to April 2012, Dr. Gawlick served as Chief Marketing Officer of Sophos Ltd., a computer security company providing endpoint, network and data protection software. From April 2005 to August 2008, Dr. Gawlick served as Vice President of Worldwide Marketing and Strategy at SolidWorks Corp., a CAD software company. He has also held a variety of executive positions in other technology businesses and was a consultant with McKinsey & Company. Dr. Gawlick holds a Ph.D. in Computer Science from the Massachusetts Institute of Technology.

Other Current Public Company Boards:

- Proto Labs, Inc. (NYSE: PRLB), a leading online and technology-enabled quick-turn manufacturer of custom parts for prototyping and short-run production

Prior Public Company Boards in Last 5 Years:

None

Skills and Experiences:

Cybersecurity	Product Development
CSR/ESG	Leadership
Finance and Accounting	Technology/Software Industry
Go-to-Market/Sales	Strategy
Public Company Board Service and Governance	M&A



Director Since:
October 2016

Age: 63

Yogesh Gupta
President and Chief Executive Officer

Background:
Mr. Gupta became our President and Chief Executive Officer in October 2016. Prior to that time, Mr. Gupta served as an advisor to various venture capital and private equity firms from October 2015 until September 2016. Prior to that time, Mr. Gupta was President and Chief Executive Officer at Kaseya, Inc., a provider of IT management software solutions, from June 2013 until July 2015, at which time, Mr. Gupta became Chair of the Board of Directors of Kaseya, Inc., a position he held until October 2015. From July 2012 until June 2013, Mr. Gupta served as an advisor to various venture capital and private equity firms in several mergers and acquisitions opportunities. Mr. Gupta was previously President and Chief Executive Officer of FatWire Software from July 2007 until February 2012, prior to the acquisition of FatWire Software by Oracle Corporation. Prior roles held by Mr. Gupta include Chief Technology Officer at CA, Inc., with which Mr. Gupta held various senior positions.

Other Current Public Company Boards:
- Blackbaud, Inc. (Nasdaq: BLKB), a leading provider of software for powering social impact

Prior Public Company Boards in Last 5 Years:
None

Skills and Experiences:

Cybersecurity	Public Company Board Service and Governance	Human Capital Management	CSR/ESG
Leadership	Finance and Accounting	Technology/Software Industry	Go-to-Market/Sales
Strategy	Product Development	M&A	



Director Since:
November 2006

Age: 66

Current Board Committees:
Audit (Chair);
Mergers and
Acquisitions/Strategy

Charles F. Kane

Independent

Background:

Mr. Kane is currently Senior Lecturer, Global Economics and Management and Technological Innovation, Entrepreneurship and Strategic Management at the MIT Sloan Graduate Business School of Management. Since November 2006, Mr. Kane has also been a Director and Strategic Advisor of One Laptop Per Child, a non-profit organization that provides computing and internet access for students in the developing world, for which he served as President and Chief Operating Officer from 2008 until 2009. Mr. Kane served as Executive Vice President and Chief Administrative Officer of Global BPO Services Corp., a special purpose acquisition corporation, from July 2007 until March 2008, and as Chief Financial Officer of Global BPO from August 2007 until March 2008. Prior to joining Global BPO, he served as Chief Financial Officer of RSA Security Inc., a provider of e-security solutions, from May 2006 until RSA was acquired by EMC Corporation in October 2006. From July 2003 until May 2006, he served as Chief Financial Officer of Aspen Technology, Inc. (NYSE: AZPN), a publicly traded provider of supply chain management software and professional services.

Other Current Public Company Boards:

- Alkami Technology, Inc. (Nasdaq: ALKT), a digital banking platform that enables banks and credit unions to grow confidently and compete with Megabanks and Fintechs

- Symbotic Inc. (Nasdaq: SYM), a robotics hardware and software company for supply chain management

Prior Public Company Boards in Last 5 Years:

- Carbonite, Inc.
- Realpage, Inc.

Skills and Experiences:

Cybersecurity	Go-to-Market/ Sales	Product Development	Human Capital Management
CSR/ESG	Leadership	Finance and Accounting	Technology/ Software Industry
Strategy	Public Company Board Service and Governance	M&A	



Director Since:
February 2018

Age: 50

Current Board Committees:
Audit; Mergers and Acquisitions/Strategy (Chair)

Samskriti (Sam) Y. King
Independent

Background:
Ms. King is currently Chief Executive Officer of Veracode, Inc., a leading provider of application security testing. Previously, from July 2017 to January 2019, Ms. King served as Senior Vice President and General Manager of Veracode. From August 2015 until July 2017, Ms. King was the Chief Strategy Officer of Veracode. Prior to that time, from April 2012 until July 2015, Ms. King was Executive Vice President, Product Strategy and Corporate Development GM, Mobile at Veracode. Ms. King joined Veracode in November 2006 and also served as Veracode's Senior Vice President, Product Marketing and Vice President, Service Delivery.

Other Current Public Company Boards:
- ZeroFox Holdings, Inc. (Nasdaq: ZFOX), a leading external cybersecurity provider

Prior Public Company Boards in Last 5 Years:
None

Skills and Experiences:

 Cybersecurity

 Public Company Board Service and Governance

 Human Capital Management

 Leadership

 Finance and Accounting

 Technology/ Software Industry

 Go-to-Market/ Sales

 Strategy

 Product Development

 M&A



Director Since:
February 2008

Age: 63

Current Board Committees:
Compensation (Chair)

David A. Krall

Independent

Background:

Mr. Krall has served as a strategic advisor to Roku, Inc. (Nasdaq: ROKU), a leading manufacturer of media players for streaming entertainment, since January 2011. From February 2010 to December 2010, he served as President and Chief Operating Officer of Roku, where he was responsible for managing all functional areas of the company. Prior to that, Mr. Krall spent two years as President and Chief Executive Officer of QSecure, Inc., a privately held developer of secure credit cards based on micro-electro-mechanical system technology. From 1995 to July 2007, he held a variety of positions of increasing responsibility and scope at Avid Technology, Inc. (Nasdaq: AVID), a publicly traded leading provider of digital media creation tools for the media and entertainment industry. His tenure at Avid included serving seven years as the company's President and Chief Executive Officer.

Other Current Public Company Boards:

- Harmonic Inc. (Nasdaq: HLIT), a leader in video delivery and cable access virtualization

- Audinate Group Ltd (ASX: AD8), a leading developer of professional AV-over-IP solutions

Prior Public Company Boards in Last 5 Years:
None

Skills and Experiences:

 Mergers & Acquisitions    Leadership    Technology/ Software Industry    Strategy

 Product Development    Public Company Board Service and Governance



Director Since:
February 2018

Age: 57

Current Board Committees:
Compensation; Mergers and Acquisitions/ Strategy

Angela T. Tucci
Independent

Background:

Ms. Tucci was the Chief Operating Officer of Uplight, Inc., a provider of end-to-end technology solutions dedicated to serving the energy ecosystem, a position she held from January 2020 until October 2022. Since December 2019, she has also served as an advisor to TPG Celegene Aggregation GP, Inc. in connection with its then investment CollabNet/Version One, now Digital.ai. Previously, Ms. Tucci was Chief Executive Officer of Apto, Inc., from August 2017 to September 2019. Prior to that time, Ms. Tucci was General Manager, Agile Management Business Unit of CA, Inc. from September 2015 until July 2017. Prior to that, Ms. Tucci was Chief Revenue Officer, Office of the CEO of Rally Software Development Corp. ("Rally") from December 2014 until August 2015, when Rally was acquired by CA, Inc. Ms. Tucci joined Rally in December 2013 as Chief Marketing Officer. From January 2011 until August 2013, Ms. Tucci was Chief Strategy Officer of Symantec Corporation. Ms. Tucci currently serves as the Chair of the Board of Directors of Anita Borg Institute for Women and Technology.

Other Current Public Company Boards:
None

Prior Public Company Boards in Last 5 Years:
None

Skills and Experiences:

 Leadership

 Public Company Board Service and Governance

 Mergers & Acquisitions

 Go-to-Market/ Sales

 Technology/ Software Industry

 Strategy



Director Since:
October 2019

Age: 70

Current Board Committees:
Compensation;
Nominating and
Corporate Governance

Vivian Vitale, NACD.DC

Independent

Background:

Ms. Vitale owns and operates Vivian Vitale Consulting, LLC, a consulting practice assisting organizations in the development of human resources and people management practices, a role she has held since April 2018. From April 2012 until March 2018, she held multiple positions of increasing responsibility at Veracode, Inc., a provider of application security testing. Her tenure at Veracode included serving as Executive Vice President of Human Resources, continuing in her role through Veracode, Inc.'s acquisition by CA Technologies in March 2017. Prior to 2012, Ms. Vitale served as Senior Vice President at Care.com, Inc., an online provider of support services to families. Previously, Ms. Vitale has also held senior leadership roles at RSA Security, Unica Corporation and IBM. Ms. Vitale is National Association of Corporate Directors NACD Directorship Certified® since December 2022.

Other Current Public Company Boards:

- NetScout Systems, Inc. (Nasdaq: NTCT), a network performance management company

Prior Public Company Boards in Last 5 Years:
None

Skills and Experiences:

Cybersecurity	CSR/ESG	Leadership	Technology/ Software Industry
Strategy	Public Company Board Service and Governance	M&A	Human Capital Management

Corporate Governance

Our Corporate Governance Framework

We believe we have in place corporate governance processes and practices that are designed to promote and enhance the long-term interests of our stockholders, solidify board oversight, strengthen management accountability and foster responsible decision-making. We regularly monitor developments in corporate governance and review our processes and practices in light of such developments.

Accountable to stockholders

- ✔ All directors are **elected annually**
- ✔ We have adopted **a director resignation policy** for directors
- ✔ Stockholders of 40% of outstanding shares have the right to call **a special meeting**
- ✔ We have **no stockholders rights plan** ("poison pill") in place

Responsive to stockholders and proactive in order to understand their perspectives

- ✔ **96% say-on-pay support at our 2023 Annual Meeting.** We believe the vote indicates strong support for our executive compensation program, including enhancements made over prior years.
- ✔ **We hold say-on-pay votes annually** to help ensure continued alignment with stockholder values.

Structures and practices that enhance Board effectiveness

- ✔ **8 of 9 director nominees are independent**
- ✔ **5 of 9 director nominees have a tenure of less than eight years;** current Board composition strikes an appropriate balance between directors with deep knowledge of the Company and those with a fresh perspective
- ✔ **All committee members are independent**
- ✔ All Audit Committee members are **financially literate** and our Audit Committee Chair is a **financial expert**

- ✔ Our Compensation Committee uses an **independent compensation consultant**
- ✔ **Robust stock ownership requirements** for directors and officers
- ✔ **No hedging or pledging** of stock by directors or officers
- ✔ **Director access to officers and employers**
- ✔ **Director onboarding and continuing education**
- ✔ **Performance evaluation** of the Board and its committees

Strong, independent leadership

- ✔ **Independent Board Chair:** Chair and CEO positions have been separate since 2012
- ✔ **Independent directors meet in executive session** without the Chief Executive Officer **at every regularly scheduled Board Meeting**

Stockholders vote in proportion to their economic interest

- ✔ **One class of voting stock**
- ✔ **"One share, one vote" standard**

Management incentives aligned with the long-term strategy of the Company

- ✔ **Long-term incentive compensation goals are tied to long-range Company plans**
- ✔ Board reviews of incentive structures take into account our long-term strategy

Our Corporate Governance Documents

- Certificate of Incorporation
- Amended and Restated Bylaws
- Audit Committee Charter
- Nominating and Corporate Governance Committee Charter
- Compensation Committee Charter

- Code of Conduct and Business Ethics
- Finance Code of Ethics
- Corporate Governance Guidelines
- Stock Option Grant Policy
- Mergers & Acquisitions / Strategy Committee Charter

Our Certificate of Incorporation and our Bylaws are filed with the SEC and are available electronically at www.sec.gov. The other documents listed above can be found on our website at www.progress.com under the heading "Corporate Governance" located on the "Investor Relations" page. Any substantive amendment to or waiver of any provision of the Code of Conduct and Business Ethics may be made only by the Board and will be disclosed as required by Nasdaq listing standards or applicable law.

Our Corporate Governance Practices

Our Board is Independent

8 of 9 nominees are independent	If the director nominees are elected at the Annual Meeting, the Board will continue to be composed of one employee director (Mr. Gupta, our CEO) and eight independent, non-employee directors (Messrs. Egan, Dacier, Kane and Krall, Dr. Gawlick and Mses. King, Tucci and Vitale).
Regular executive sessions of independent directors	Our independent directors meet in executive session without the Chief Executive Officer at every regularly scheduled Board meeting to discuss, among other matters, the performance of the Chief Executive Officer.
Committees are independent	Each of the Board's committees is strictly comprised of independent directors.
Independent compensation consultant	The compensation consultant is retained by and reports directly to the Compensation Committee. The compensation consultant is independent of the Company and management.

Board Refreshment

We believe it is important to maintain a mix of longer-tenured, experienced directors, who can help to preserve continuity and institutional knowledge, and new directors, who can provide fresh perspectives. In furtherance of this objective, the Board elected Mr. Dacier and Dr. Gawlick in June 2017, Mses. King and Tucci in February 2018 and Ms. Vitale in October 2019. We do not impose director tenure limits, although our Corporate Governance Guidelines do impose a mandatory retirement age of 85. We believe our current Board composition strikes an appropriate balance between directors with deep historical knowledge of the Company and those with a tenure of less than eight years, who represent a majority of the Board.

June 2017

Paul T. Dacier –

Mr. Dacier's success and expertise with ESG initiatives is a valuable addition to our Board. Mr. Dacier also brings a wealth of experience pertaining to the software industry and applicable regulatory frameworks.

Rainer Gawlick –

Dr. Gawlick brings deep expertise in a variety of areas of technology key to the Progress success strategy. Dr. Gawlick's expertise in sales and marketing strategy in the software industry is a valuable addition to the Board.

February 2018

Samskriti Y. King –

Ms. King is a highly accomplished business leader with an extraordinary track record, and she brings a wealth of expertise and diversity to our Board. Ms. King's industry expertise aligns with the Company's strategy to deliver strong, sustainable performance in the enterprise infrastructure software industry.

Angela T. Tucci –

Ms. Tucci brings valuable software industry experience, entrepreneurship and diversity to our Board. Ms. Tucci's addition supports our longstanding and continuous focus on ensuring our Board has the right skills and perspectives to enable the Company to execute on its business strategy, strengthen its competitive position and deliver value to all its stockholders.

October 2019

Vivian Vitale –

Ms. Vitale brings a wealth of experience in creating high-impact programs and systems aimed at scaling for growth, acquisition integration and talent management. Ms. Vitale's skillset is critical to our go-forward M&A strategy.

We Have an Independent Board Chair

We believe the current Board leadership structure serves us and our stockholders well by having a strong independent Board Chair to provide independent leadership of the Board and because it allows our CEO to focus primarily on the Company's business strategy, operations and corporate vision. This leadership structure, coupled with a strong emphasis on Board independence, provides effective independent oversight of management. Board members have complete access to and are encouraged to utilize members of our senior management regularly, and they have the authority to retain independent advisors as they deem necessary. The Board believes this leadership structure affords the Company an effective combination of internal and external experience, continuity and independence.



John R. Egan
Board Chair

Key Responsibilities of the Independent Board Chair:
- Calling meetings of the Board and independent directors;
- Setting the agenda for Board meetings in consultation with the CEO and our Secretary;
- Chairing executive sessions of the independent directors;
- Engaging with stockholders;
- Acting as an advisor to Mr. Gupta on strategic aspects of the CEO role with regular consultations on major developments and decisions likely to interest the Board; and
- Performing other duties specified in the Corporate Governance Guidelines or assigned by the Board.

Mr. Egan currently serves as our independent Board Chair and brings extensive board leadership experience as a current director of publicly traded companies, including Verint Systems, where he serves as Lead Director, and NetScout Systems, Inc., where he serves as Lead Director, having also previously served as a director of EMC Corporation and VMWare, Inc. Mr. Egan also serves on the Board of Trilio, a privately held technology company. Mr. Egan has led global technology companies through strategic growth and operational change. His strong integrity and professional credibility with the other directors and executive officers has helped Mr. Egan to effectively oversee management and execute on the Company's business strategy.

Our Corporate Governance Guidelines do not require the separation of the roles of Board Chair and Chief Executive Officer, as our Board believes that it is important that the Board retain flexibility to determine whether these roles should be separate or combined based upon the Board's assessment of the Company's needs and Progress's leadership at a given point in time. We believe that an effective board leadership structure is highly dependent on the experience, skills and personal interaction between those in leadership roles. Our policy is to have a Lead Independent Director if the Board Chair is not independent.

We Proactively Engage with our Stockholders

We actively seek to engage with our stockholders as part of our corporate governance. During the past year, members of senior management spoke to, or sought to engage with, a large cross-section of our stockholders. In 2023, nearly half our shares were held by passive investors, whose stewardship teams routinely connect with us only on an as-needed basis. We typically reach out to these investors proactively on a biannual basis. No passive investors requested significant engagement with us in 2023; therefore, the chart below reflects our engagement efforts with active investors.

Our stockholder engagement team comprised of:

- ✔ Senior Vice President of Investor Relations
- ✔ Chief Executive Officer
- ✔ Chief Financial Officer
- ✔ Chief Legal Officer
- ✔ Chief Accounting Officer
- ✔ Members of our Finance, Legal and Communications & Marketing Teams, who provide support and relevant information.

We connected with stockholders representing:



~75% of our outstanding common stock held by *active* investors.

Since about 52% our shares were held by active investors, this figure represents ~39% of all outstanding shares held by all stockholders.

Topics discussed during our meetings included:

- ✔ Our Total Growth Strategy – execution, results, plans
- ✔ Cybersecurity
- ✔ Capital Allocation to M&A, dividends and stock buy-backs
- ✔ Operating trends
- ✔ The state of the M&A market and our outlook for transactions, valuation and multiples
- ✔ The types, sources and growth of our revenues
- ✔ The integration of prior acquisitions
- ✔ Quarterly results, projections/guidance



Investor Relations Outreach

We conduct a proactive, year-round investor outreach program with existing stockholders and potential investors, with whom we engage both passively (by responding promptly to inbound queries) and actively (through outbound solicitation). Our outreach program is run by our Investor Relations Department, and our CEO and CFO regularly participate in investor meetings. We routinely attend investor conferences and participate in non-deal roadshows hosted by sell-side brokerage firms, as well as host meetings with investors at their request and by our invitation. We aim to maintain proactive, consistent dialog with portfolio managers, analysts and ESG contacts at all institutional investment funds that own 0.5% or more of our shares. Our Investor Relations Department communicates with current and potential investors of all sizes. We further engage stockholders and potential investors on matters pertaining to ESG and related topics.



How to Communicate with Our Board

Our Board of Directors welcomes communications from stockholders. Any stockholder may communicate either with our Board as a whole, or with any individual director, by sending written communications addressed to the Board of Directors or to such director at our offices located at 15 Wayside Road, Suite 400, Burlington, Massachusetts 01803, or by submitting an email communication to BOD@progress.com. All good-faith communications sent to our Board of Directors will be forwarded to the full Board or to the individual director to whom such communication was addressed.

Our Board Evaluates Its Effectiveness

Our Board of Directors conducts periodic self-evaluations to determine whether the Board is functioning effectively. In addition, each committee of the Board also conducts a self-evaluation of its performance and its members' effectiveness relative to the goals and standards set forth in each committee's charter. The Nominating and Governance Committee leads these evaluations and is responsible for reporting the results to the full Board and management. Directors may be required to submit responses through a survey or other means to evaluate the effectiveness of the Board. The annual self-evaluation process also evaluates the performance of individual directors, which is considered in connection with director nominations.

Committees of the Board of Directors

Our Board of Directors has standing Audit, Compensation, Nominating and Corporate Governance, and Mergers and Acquisitions/Strategy Committees. The committee charters adopted by our Board of Directors can be found on our website at www.progress.com under the heading "Corporate Governance" located on the "Investor Relations" page.

Audit Committee

Members

Charles F. Kane (Chair)
Rainer Gawlick
Samskriti (Sam) Y. King

Principal Responsibilities:

- Assists our Board of Directors in fulfilling its oversight responsibilities for accounting and financial reporting compliance

- Appoints, compensates, retains and oversees the work performed by our independent registered public accounting firm for the purpose of preparing or issuing an audit report or related work

- Reviews the independent registered public accounting firm's fees for services performed

- Reviews with the independent registered public accounting firm, the Company's internal audit and financial management and the integrity of the Company's internal and external financial reporting processes and the adequacy and effectiveness of the Company's internal controls over financial reporting

- Reviews with management various matters related to our internal controls and legal, compliance and regulatory matters

- Reviews with management and the independent registered public accounting firm the annual audited financial statements and the quarterly financial statements, prior to the filing of reports containing those financial statements with the SEC

- Reviews with management policies with respect to our risk assessment and risk management (including cybersecurity, data management and applicable regulatory compliance), including appropriate guidelines and policies to govern the process, as well as the steps management has taken to monitor and control those risks

- Is responsible for producing the Audit Committee Report included in this Proxy Statement

Our Board of Directors has determined that each member of the Audit Committee meets the independence requirements promulgated by Nasdaq and the SEC, including Rule 10A-3(b)(1) under the Exchange Act. In addition, our Board of Directors has determined that each member of the Audit Committee is financially literate, and that Mr. Kane qualifies as an "audit committee financial expert" under the rules of the SEC.

Compensation Committee

Members

David A. Krall (Chair)
Angela T. Tucci
Vivian Vitale

Principal Responsibilities:

- Oversees our overall compensation structure and benefits, policies and programs

- Administers our equity-based plans

- Reviews and makes recommendations to our Board of Directors regarding the performance of our Chief Executive Officer

- Reviews and recommends to our Board of Directors for its approval, the compensation of our Chief Executive Officer

- Consults with our Chief Executive Officer to review and determine compensation of all of our other executive officers

- Assists in developing and reviewing succession plans for our senior management, including the Chief Executive Officer

- Review's our policies, programs and initiatives for inclusion and diversity, and provides guidance to our Board of Directors and management on these matters

- Reviews our processes and procedures for the consideration and determination of director and executive compensation

- Is responsible for producing the Compensation Committee Report included in this Proxy Statement

Our Board of Directors has determined that each member of the Compensation Committee meets the independence requirements promulgated by Nasdaq.

Compensation Committee Interlocks and Insider Participation

The members of our Compensation Committee for fiscal 2023 were Mr. Krall and Mses. Tucci and Vitale, with Mr. Krall serving as Chair. Mr. Krall, Ms. Tucci and Ms. Vitale are not, nor have they ever been, an officer or employee of the Company or of any of its subsidiaries or had any relationship with us requiring disclosure in this Proxy Statement. There are no compensation committee interlocks amongst any of our directors.

Nominating and Corporate Governance Committee

Members

Paul T. Dacier (Chair)
John R. Egan
Vivian Vitale

Principal Responsibilities:

- Responsible for identifying qualified candidates for election to our Board of Directors and recommending nominees for election as directors at the Annual Meeting

- Assists in determining the composition of our Board of Directors and its committees

- Assists in developing and monitoring a process to assess the effectiveness of our Board of Directors

- Assists in developing and implementing our Corporate Governance Guidelines

- Assists in U.S. federal security clearance and government contracting matters

The Board of Directors has determined that each member of the Nominating and Corporate Governance Committee meets the independence requirements promulgated by Nasdaq.

Mergers and Acquisitions/Strategy Committee

Members

Samskriti Y. King (Chair)
Rainer Gawlick
Charles F. Kane
Angela T. Tucci

Principal Responsibilities:

- Reviews and provide guidance to Company's management and the Board on the Company's merger and acquisition strategy as part of overall corporate strategy

- Assists management in the review of acquisition transactions to be brought before the Board and the review of our corporate strategy

- Reviews and evaluates the performance and integration of completed transactions

- Makes regular reports to the Board concerning its areas of responsibility.

The Board of Directors has determined that each member of the Mergers and Acquisitions/Strategy Committee meets the independence requirements promulgated by Nasdaq.

Board Oversight

Role of the Board

The Board is elected by stockholders. Except for those matters reserved for stockholder approval, the Board is the ultimate decision-making body of the Company. The Board advises and guides senior management and monitors its performance.

The fundamental role of the directors is to exercise their business judgment to act in what they reasonably believe to be the best interests of the Company and its stockholders. In fulfilling that responsibility, the directors may rely on the honesty and integrity of the Company's senior management and on legal, accounting, financial and other advisors.

Strategic Oversight

Our Board engages with the Company's management regularly and plays a vital role informing management's understanding of the Company's strategic objectives and performance drivers while ensuring proper focus on the risks associated with those corporate strategies and continually evaluating the level of authority delegated to management to ensure that it is reasonable.

Our Board delegates substantial authority in certain areas to the Company's CEO and senior management enabling them to run the Company. The Board remains responsible, however, for overseeing management's performance within the delegated areas including: strategic initiatives, financial performance, accounting and financial reporting, risk management and compliance.

Our Board of Directors Has a Significant Role in Risk Oversight

Our Board of Directors believes that its oversight responsibility with respect to the various risks confronting the Company is one of its most important areas of responsibility and provides further checks and balances on our leadership structure. Our Board of Directors views its oversight of risk as an ongoing process that occurs throughout the year while evaluating the strategic direction and actions of the Company. A fundamental aspect of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also determining what level of risk is appropriate for the Company. We believe that having an independent Board Chair enhances our Board's ability to oversee our risks.

In carrying out this critical function, our Board is involved in risk oversight through direct decision-making authority with respect to significant matters and the oversight of management directly by our Board and through its committees. Each committee's specific area of responsibility as it relates to risk management is as follows:

   

Audit Committee	**Compensation Committee**	**Nominating and Corporate Governance Committee**	**Mergers & Acquisitions / Strategy Committee**
• Financial condition, financial statements and financial reporting process • Internal controls and accounting matters • Cybersecurity matters • Conflict of interest issues and compliance with legal and ethical standards	• Overall compensation practices, policies and program design • Inclusion and diversity initiatives • Human capital management considerations	• Corporate governance practices • Leadership structure of the Board • Director and management succession planning • U.S. federal security clearance and government contracting matters	• Review of overall company strategy • Acquisitions and other strategic transactions

Our Board of Directors receives reports from members of **senior management** on the functional areas for which they are responsible. These reports may include information concerning operational, financial, sales, competitive, legal and regulatory, strategic and other risks, as well as any related management and mitigation.



Board Oversight of ESG

With rising expectations from investors, customers, employees and regulators related to environmental, social and governance issues (ESG), companies are increasingly taking action and implementing ESG initiatives. It is the role of our Board to guide management in connecting the Company's ESG efforts to the industry, markets, products and strategies that are unique to Progress in order to ensure such efforts are aligned with the best interests of our stakeholders. Committees of the Board have been assigned responsibilities with respect to certain areas of corporate sustainability.

 **Oversight of Cybersecurity**

A key area of focus for us is our risk mitigation practices around cybersecurity risk. Cybersecurity protection is vital to our organization and our stakeholders, and we are committed to ensuring that our products, data and systems are secure from potential breach. Our cybersecurity governance team provides periodic updates to the Board and quarterly updates to the Audit Committee on cybersecurity matters, including information about cybersecurity governance processes, the status of projects to strengthen internal cybersecurity and security features of the products and services we provide our customers. Our cybersecurity program includes external audits of our internal and product security practices under top information security standards, including System and Organization Controls (SOC) 2, Health Insurance Portability and Accountability Act of 1996 and Payment Card Industry Data Security Standard. We have implemented a comprehensive cybersecurity training program for all employees, and we have taken steps to mitigate the impact of potential cybersecurity risks, including by procuring a separate cyber insurance policy as part of our comprehensive corporate insurance program.

Director Attendance

Our Board of Directors met ten times during the fiscal year ended November 30, 2023. During fiscal 2023, each director nominee attended at least 75% of the aggregate of the total number of meetings of our Board of Directors and the total number of meetings of all committees of our Board of Directors on which he or she served from and after their election to the Board.

In January 2018, the Board of Directors adopted a policy requiring members of our Board of Directors to attend the Annual Meeting of Stockholders. All members of our Board of Directors virtually attended the 2023 Annual Meeting of Stockholders.

10 meetings in 2023

Our Board holds five regular meetings a year, with special meetings occurring when necessary.

2023 Regular Board Meetings:





Our Board's organizational meeting follows our annual meeting of stockholders. Our Board meets in executive session at every regularly scheduled Board meeting, which is followed by a session of only independent directors led by the Chair. Directors are expected to attend Board meetings, meetings of the committees on which they serve and our annual meeting of stockholders, with the understanding that on occasion a director may be unable to attend a meeting.

Executive Sessions of Independent Directors

The independent directors of the Board will meet in Executive Session as required and at least two times each year, typically before or after a regularly scheduled Board meeting, and at any other time requested by any independent director. The Executive Sessions are led by the Board Chair.

Director Compensation

We pay our non-employee directors a mix of cash and equity compensation. Employee directors receive no compensation for their service as directors.

In accordance with the Director Compensation Plan adopted by the Board, for 2023, our non-employee directors were paid an annual retainer of $275,000, of which $50,000 was paid in cash and $225,000 in equity in the form of deferred stock units ("DSUs"). Committee members and chairs also received the additional compensation described below.

ANNUAL RETAINER



$50,000
$225,000
Annual Equity Retainer
Annual Cash Retainer

ADDITIONAL ANNUAL CASH RETAINER

Independent Board Chair
$75,000

Audit Committee	**Compensation Committee**
Chair - $25,000	Chair - $25,000
Members - $20,000	Members - $15,000
Nominating and Corporate Governance Committee	**Mergers and Acquisitions/Strategy Committee**
Chair - $12,500	Chair - $25,000
Members - $10,000	Members - $15,000

Prior to adopting the 2023 Director Compensation Plan, the Compensation Committee received market data from Pay Governance, the Compensation Committee's independent compensation consultant, and considered whether any changes in director compensation should be proposed. Based on the market data, the Compensation Committee recommended to the Board no changes to director compensation and the Board adopted this recommendation.

The cash retainers for Board and committee services were paid in June 2023 and the equity retainers were issued in July 2023.

The number of DSUs granted was determined by dividing the equity retainer by the grant-date closing price of our common stock as reported by Nasdaq. The DSUs vest in a single installment on the date of the Annual Meeting, subject to continued service on our Board of Directors through such date. DSUs do not convert to shares of common stock until a director terminates service on the Board of Directors or upon a change in control, whichever occurs first.

Based on advice of its independent consultant, the Compensation Committee recommended, and the Board approved, a change to director compensation for future years. Starting in 2024, non-employee directors will be provided the option to elect in advance to receive restricted stock units that settle when vested or DSUs for the equity portion of the annual retainer.

Stock Ownership Guidelines

Our Board of Directors has adopted stock ownership guidelines for non-employee directors. These guidelines provide for all non-employee directors to hold an amount of our common stock, restricted shares, restricted stock units and/or vested DSUs having a value equal to at least five times the annual cash retainer. Directors have five years to attain this ownership threshold. As of the date of this Proxy Statement, all non-employee directors are in compliance with the stock ownership guidelines.

Director Compensation Table—Fiscal 2023

The following table sets forth a summary of the compensation paid or granted to our non-employee directors for service on our Board in 2023.

Name	Unvested DSUs Outstanding at November 30, 2023[1]	Fees Earned or Paid in Cash ($)	Stock Awards[2] ($)	Total ($)
Paul T. Dacier	3,935	62,500	225,043	287,543
John R. Egan	3,935	135,000	225,043	360,043
Rainer Gawlick	3,935	85,000	225,043	310,043
Charles F. Kane	3,935	90,000	225,043	315,043
Samskriti Y. King	3,935	95,000	225,043	320,043
David A. Krall	3,935	75,000	225,043	300,043
Angela T. Tucci	3,935	80,000	225,043	305,043
Vivian Vitale	3,935	75,000	225,043	300,043

[1] The number of outstanding unvested DSUs held by each director as of November 30, 2023, is shown. No director held stock options.

[2] Represents the fair value of the awards measured at the grant date. The number of units granted to each director in 2023 was determined by dividing the grant date value of the award, $225,000, by $57.19, the closing price of our common stock on July 10, 2023, rounded up to the nearest whole unit.

Our Executive Officers

The following table sets forth certain information regarding our current executive officers.

Name	Age	Position
Yogesh Gupta	63	President and Chief Executive Officer
Anthony Folger	52	Executive Vice President, Chief Financial Officer
John Ainsworth	59	Executive Vice President and General Manager, Application and Data Platform
Loren Jarrett	49	Executive Vice President and General Manager, Digital Experience
Kathryn Kulikoski	47	Executive Vice President, Chief People Officer
Ian Pitt	56	Executive Vice President, Chief Information Officer
Sundar Subramanian	45	Executive Vice President and General Manager, Infrastructure Management
YuFan Stephanie Wang	41	Executive Vice President, Chief Legal Officer, Corporate Secretary and Chief Compliance Officer

Mr. Gupta became President and Chief Executive Officer in October 2016. Since he is also a Board member, his biography appears above in Proposal One: Election of Directors.

Mr. Folger joined Progress as Chief Financial Officer in January 2020 and was elevated to Executive Vice President in November 2021. As CFO, Mr. Folger is responsible for our finance and accounting, financial planning, treasury, tax and investor relations functions. Prior to joining Progress, Mr. Folger was Chief Financial Officer and Treasurer of Carbonite, Inc., from January 2013 until Carbonite was acquired by OpenText Corporation in late December 2019. Prior to that time, from June 2006 to December 2012, Mr. Folger held a variety of senior leadership positions at Acronis AG, including Chief Financial Officer from October 2008 to December 2012.

Mr. Ainsworth joined Progress as Senior Vice President, Products-Core in January 2017 and was elevated to Executive Vice President in November 2021. Since December 2022, Mr. Ainsworth has been serving as the General Manager for the Application and Data Platform business unit ("ADP"). As General Manager, Mr. Ainsworth is responsible for guiding all aspects of engineering, support and sales for ADP. Prior to taking on this role, Mr. Ainsworth was responsible for the product management, product marketing, technical support and engineering functions for OpenEdge, Corticon, DataDirect Connect, DataDirect Hybrid Data Pipeline, Sitefinity, MOVEit, WhatsUp Gold, Kemp Loadmaster and Kemp Flowmon. Before joining Progress, Mr. Ainsworth was Senior Vice President, Engineering Services at CA Technologies, Inc., a position he assumed in April 2016. Prior to that time, Mr. Ainsworth held various senior positions within CA Technologies, Inc., which he joined through acquisition in 1994.

Ms. Jarrett joined Progress as Chief Marketing Officer in January 2017. She transitioned to Senior Vice President and General Manager of our Developer Tools Business in June 2019 and was elevated to Executive Vice President in November 2021. Ms. Jarrett currently serves as Executive Vice President and General Manager of the Digital Experience business unit. She has been in this role since December 2022. As General Manager, Ms. Jarrett is responsible for sales, product management, product marketing, demand generation, technical support and engineering for Progress' Digital Experience business. Prior to joining Progress, Ms. Jarrett was Chief Marketing Officer at Acquia, from 2015 until December 2016, Chief Marketing Officer at Kaseya, Inc. from 2013 until 2015, and Vice President, Corporate Charge Card and Loyalty Products at American Express, in 2013. Prior to that time, Ms. Jarrett was Vice President, Product Management and Strategy at Oracle Corporation from 2011 until 2012 and Senior Vice President of Marketing and Product Management at FatWire from 2007 until its acquisition by Oracle in 2011.

Progress®

Ms. Kulikoski became Chief People Officer in November 2019 and was elevated to Executive Vice President in November 2021. As Chief People Officer, Ms. Kulikoski is responsible for all aspects of the company's global human resources functions, including culture development, talent acquisition, retention, change management and process effectiveness. Prior to joining the Company, from May 2014 to September 2019, Ms. Kulikoski held a variety of positions of increasing responsibility and scope at Brightcove, Inc. Her tenure at Brightcove included serving as Chief People Officer from November 2018 to September 2019. Prior to May 2014, Ms. Kulikoski held leadership positions at Optaros, CIDC and ConnectEdu.

Mr. Pitt became Chief Information Officer in August 2021 and was elevated to Executive Vice President in November 2021. As our Chief Information Officer, Mr. Pitt is responsible for driving the vision, strategy and operations of Progress' global IT organization. Mr. Pitt is also responsible for the security of our internal networks, infrastructure and business applications. Prior to joining the Company, Mr. Pitt was Chief Information Officer from July 2016 until May 2021 at LogMeIn Inc. Prior roles included Chief Information Officer and senior technology and IT roles at Thunderhead/Smart Communications, IntraLinks Inc., Tata Consultancy Services and Chordiant Software Inc.

Mr. Subramanian currently serves as Executive Vice President, General Manager of Infrastructure Management and has been in this role since December 2022. As General Manager, Mr. Subramanian is responsible for the sales, product management, product marketing, field marketing, technical support and engineering for Progress's infrastructure management business. Mr. Subramanian became Senior Vice President and General Manager, Chef in October 2020 upon completion of our acquisition of Chef and was elevated to Executive Vice President in November 2021. Prior to that time, upon joining the Company in August 2019, Mr. Subramanian was responsible for driving all facets of the Company's early stage products including the Kinvey, Kinvey Health Cloud, DataRPM, NativeChat and NativeScript product lines. Prior to joining Progress, Mr. Subramanian was an Executive Director at athenahealth, Inc., from August 2016 to July 2019, and Vice President, Products at Citrus Payment Solutions Pvt. Ltd., from September 2015 to August 2016. Previously, he served as Vice President, SaaS at Kaseya, Inc., from January 2014 to August 2015.

Ms. Wang currently serves as Chief Legal Officer, Secretary and Chief Compliance Officer and has been in this role since September 2022, where she leads Progress' legal, compliance and corporate governance efforts. She joined the Company in May 2022 as Deputy General Counsel and became Acting Chief Legal Officer in June 2022. Prior to joining the Company, Ms. Wang was with W. P. Carey Inc. (NYSE: WPC) from 2014 to 2022, where she most recently held the role of Senior Vice President and Deputy Chief Legal Officer. Ms. Wang previously practiced law in the corporate departments of Clifford Chance US LLP and Proskauer Rose LLP.



Proposal 2 Advisory Vote on Compensation of Our Named Executive Officers

✓ Our Board of Directors recommends that you vote **FOR** the approval of the compensation of our named executive officers.

In accordance with Section 14A of the Exchange Act, we are asking our stockholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement. We urge you to read the "Compensation Discussion and Analysis" section of this Proxy Statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the "Summary Compensation Table" and related compensation tables and narrative, which provide detailed information on the 2023 compensation of our named executive officers. We believe our executive compensation programs demonstrate our pay-for-performance philosophy, which creates alignment with our stockholders and drives the creation of sustainable long-term stockholder value.

Board Recommendation

We are asking our stockholders to indicate their support for the compensation of our named executive officers, as described in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. Accordingly, we ask our stockholders to vote "FOR" the following resolution at our Annual Meeting:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2023 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the SEC, including the "Compensation Discussion and Analysis," the "Summary Compensation Table" and the other related tables and narrative disclosure."

This say-on-pay vote is advisory only and not binding on the Company, the Compensation Committee or our Board of Directors. Although the vote is advisory, our Board of Directors and our Compensation Committee value the opinions of our stockholders and expect to take the outcome of this vote into account when considering future compensation arrangements for our executive officers.

Compensation Discussion and Analysis

Introduction

This "Compensation Discussion and Analysis" section describes the elements of our compensation programs for our executive officers. This section also provides an overview of our executive compensation philosophy and analyzes how and why the Compensation Committee of our Board of Directors arrives at specific compensation decisions and policies.

We describe below our compensation philosophy, policies and practices relating to the fiscal year ended November 30, 2023, with respect to the following "named executive officers" ("NEOs"), whose compensation is set forth in the "Summary Compensation Table" and other compensation tables contained in this Proxy Statement:



Yogesh Gupta

President and Chief Executive Officer



Anthony Folger

Executive Vice President, Chief Financial Officer



John Ainsworth

Executive Vice President and General Manager, Application and Data Platform



Loren Jarrett

Executive Vice President and General Manager, Digital Experience



Sundar Subramanian

Executive Vice President and General Manager, Infrastructure Management

We present our Compensation Discussion and Analysis in the following sections:

1

Executive Summary

In this section, we discuss our strategy, our fiscal 2023 corporate performance and certain governance aspects of our executive compensation program.

> See page **48**

2

Executive Compensation Program

In this section, we describe our executive compensation philosophy and process and the material elements of our executive compensation program.

> See page **51**

3

2023 Executive Compensation Decisions

In this section, we provide an overview of our Compensation Committee's executive compensation decisions for fiscal 2023 and certain actions taken before or after fiscal 2023, when doing so enhances the understanding of our executive compensation program.

> See page **56**

4

Other Executive Compensation Matters

In this section, we describe our other compensation policies and review the accounting and tax treatment of compensation.

> See page **63**

Executive Summary
Fiscal 2023 Performance

As outlined below, our financial and operating performance in fiscal 2023 was strong, as we benefited from steady demand across virtually all our products lines and markets. Our employees worked tirelessly, enabling us to execute exceptionally well against our strategic plan.

Performance relative to our most important incentive compensation metrics, as well as other highlights of our fiscal 2023 operational and financial results, include:

Incentive Compensation Metrics

Adjusted Free Cash Flow	Non-GAAP Revenue	Non-GAAP Operating Income
$175M	**$698M**	**$271M**
Near Our Target	Above Our Target	Above Our Target

Annualized recurring revenue ("ARR") of **$574 million**	**Successful integration of MarkLogic, which closed in February 2023**	Stockholder-focused capital allocation **Over $65 million**
as of the end of fiscal 2023, **increased 17%** year-over-year on a constant currency basis		**of capital returned to stockholders** in fiscal 2023, including **more than $31 million in dividends**

100% NRR

net retention rate

as of the end of fiscal 2023, illustrating our predictable and durable revenue performance

Key product releases, including **Developer Tools, Sitefinity, WhatsUp Gold, LoadMaster 360** and **Flowmon ADS**

Fiscal 2023 Compensation Structure

The Compensation Committee's philosophy is to tie executive pay to Company performance, thereby creating alignment with our stockholders and driving the creation of sustainable long-term stockholder value. Despite the challenges presented by geopolitical tensions and economic volatility during fiscal 2023, our compensation programs continued to reflect this philosophy and compensation earned reflected our business achievements.

Our fiscal 2023 budget and operating plan prioritized enhancing customer retention and reflected our expectations for strong recurring revenue and high renewal rates but limited revenue growth beyond the inclusion of MarkLogic Corporation for a portion of the fiscal year. Consistent with past years, we also prioritized operating our business as efficiently as possible to strengthen Progress for the benefit of stockholders which included internal reorganization work to better align our products and go-to-market strategy.

As was the case in fiscal 2022, the Compensation Committee utilized a combination of short and long-term compensation programs to advance our strategy.

2023 Executive Compensation Highlights

- Base Salaries for our named executive officers targeted at **market competitive levels**
- **100% of annual cash bonuses** for our named executive **officers tied to achieving pre-established financial objectives** that are difficult to attain and require achievement that is closely linked to our annual operating plan and budget and publicly announced expectations
- Payouts under the annual cash bonuses **capped at 150% of target amounts**

- **50% of annual target equity opportunity** for our named executive officers was delivered in the form of **cliff-vested** performance-based stock awards tied to three-year relative total stockholder return and cumulative operating income metrics
- **30% of annual target equity opportunity** for our named executive officers was delivered in the form of **time-based restricted stock units** and **20%** in the form of stock options

Our fiscal 2023 compensation structure at the start of fiscal 2023 was consistent with our fiscal 2022 compensation structure. The Compensation Committee reviewed our fiscal 2023 compensation structure in November 2022 and January 2023 in consultation with Pay Governance, its independent compensation consultant. Consistent with prior years, our annual and long-term incentive plans were designed to achieve financial goals related to our business plan for fiscal 2023 and in line with our financial guidance to stockholders.

For fiscal 2023, payouts under our Corporate Bonus Plan were made at 107% of target, based on our solid performance. The construct, underlying metrics and resulting performance and payout outcome under the Corporate Bonus Plan are described further in the section below entitled "Cash Incentive Compensation".

The three-year performance period for PSUs awarded under our 2021 Long-Term Incentive Plan ("LTIP") ended on November 30, 2023. Based on our relative total stockholder return ("TSR") during that period, we achieved a final payout of 145% for the TSR metric, while we achieved a 200% payout for the cumulative total operating income metric. As a result, 186% of the awarded performance-based restricted stock units ("PSUs") were earned, as described further in the section entitled "2023 Executive Compensation Decisions – Equity Compensation – PSUs" below.

Compensation Governance

<table>
<tr><td>

What We Do: ✅

- ✔ 70% of annual equity award is performance-based, through performance-based stock units and stock options
- ✔ Grant performance-based equity awards with performance measures that span three years
- ✔ Utilize different measures for performance equity awards and cash incentives
- ✔ Maintain stock ownership guidelines to ensure our directors' and executives' interests are aligned with those of our stockholders
- ✔ Clawback Policy: updated our compensation recovery policy in line with the SEC's rules and Nasdaq's proposed listing standards
- ✔ Cap the amounts our executives can earn under our annual incentive plans
- ✔ Compensation Committee retains independent compensation consultant

</td><td>

What We Don't Do: ⊗

- ✖ No perquisites
- ✖ No guaranteed salary increases or non-performance-based bonuses
- ✖ No pledging or hedging of company stock by directors or executive officers
- ✖ No excise tax gross-ups

</td></tr>
</table>

Response to 2023 Say-on-Pay Vote and the Evolution of our Executive Compensation Programs

We value the input of our stockholders on our compensation programs. We hold an advisory vote on executive compensation on an annual basis. We also regularly seek feedback from our stockholders to better understand their opinions on governance issues, including compensation. The Compensation Committee carefully considers stockholder feedback and the outcome of each vote when reviewing our executive compensation programs each year.

At our 2023 annual stockholders meeting, approximately 96% of the votes cast approved, on an advisory basis, our executive compensation for fiscal 2022. As shown in the table at right, for each of the past six years, we received approximately 96% or greater, support with respect to the advisory vote on executive compensation.



Say-on-Pay Votes (2018-2023)

Year	Vote
2018	99%
2019	97%
2020	96%
2021	96%
2022	96%
2023	96%

The Compensation Committee will continue to consider the outcome of our say-on-pay votes and our stockholders' views when making future compensation decisions for our executives.

Executive Compensation Program

Philosophy and Objectives

Our philosophy is to reward executive officers based upon corporate performance, as well as to provide long-term incentives for the achievement of financial and strategic goals. We use a combination of cash compensation, composed of base salary and an annual cash bonus program, long-term equity incentive compensation programs and a broad-based benefits program to create a competitive compensation package for our executive management team. We tie the payment of cash and long-term equity incentive compensation to executive officers to the achievement of financial objectives.

The Compensation Committee uses the following principles to guide its decisions regarding the compensation of our executive officers:

Pay for Performance	Total compensation should reflect a "pay-for-performance" philosophy in which more than 50% of each executive officer's compensation is tied to the achievement of company financial objectives. Cash compensation for our executive officers is weighted toward short-term incentive bonus awards tied to company financial objectives that are difficult to attain and require achievement that is closely linked to our annual operating plan and budget and publicly announced expectations. Long-term incentive awards, namely PSUs and stock options, also ensure pay and performance alignment over the long term.
Alignment with Stockholders' Interests	Total compensation levels should include long-term performance-based equity awards to align executive officer and stockholder interests.
Internal Parity	To the extent practicable, base salaries and short- and long-term incentive targets for similarly situated executive officers should be comparable to avoid divisiveness and encourage teamwork, collaboration, and a cooperative working environment.
External Competitiveness	Total compensation should be competitive with peer companies so that we can attract and retain high-performing key executive talent. To achieve this goal within market ranges, our Compensation Committee annually reviews the compensation practices of other companies in our peer group, as discussed in the "Peer Group" section below.

Compensation Review Process



January

- Determine achievement under prior period performance-based compensation
- Review pay-for-performance alignment
- Grant annual performance-based and time-based equity awards
- Establish executive compensation for year

March

- Review Compensation Discussion and Analysis
- Review non-executive Board of Directors compensation

June

- Review annual say-on-pay vote results and proxy advisor recommendations
- Consider Performance criteria for next fiscal year
- Review Compensation Committee Charter

September

- Review and establish compensation peer group for upcoming year
- Review executive compensation trends and regulatory updates

November

- Review equity use and forecast expense
- Establish final performance-based compensation plans for next year

Role of Compensation Committee

Toward the end of each fiscal year, the Compensation Committee begins the process of reviewing executive officer compensation for the next fiscal year. The Compensation Committee is provided with reports from its independent compensation consultant comparing our executive compensation and equity granting practices relative to the market and to our peer group. The Compensation Committee reviews recommendations from management on the current fiscal year annual and long-term incentive compensation programs. The Compensation Committee then reviews and approves any changes to executive officers' total target cash compensation and long-term equity incentive compensation. The Compensation Committee reviews all recommendations considering our compensation philosophy and seeks input from its independent compensation consultant prior to making any final decisions.

The Compensation Committee meets in executive session (without management) with its independent compensation consultant to deliberate on executive compensation matters. None of our executive officers participate in the Compensation Committee's deliberations or decisions regarding their own compensation.

Role of Chief Executive Officer

Our Chief Executive Officer makes recommendations to the Compensation Committee with respect to compensation for his direct reports (including our other named executive officers). In making these recommendations, the factors considered include market data, tenure, individual performance, responsibilities and experience levels of the executives, as well as the compensation of the executives relative to one another.

These initial CEO recommendations are presented at Compensation Committee meetings. The Total Rewards team within our People function and individuals within our Finance and Legal teams support the Compensation Committee in the performance of its responsibilities. During fiscal 2023, our Chief Financial Officer, Chief Legal Officer, Chief People Officer and Vice President, Global Rewards & Systems attended the Compensation Committee meetings to provide perspectives on the competitive landscape, the needs of the business, information about our financial performance and relevant legal and regulatory developments.

Role of Compensation Consultant

Our Compensation Committee again retained Pay Governance to advise it on matters related to executive compensation for fiscal 2023.

Other than providing limited guidance regarding our broad-based equity plan design for all employees, which was approved by the Compensation Committee, Pay Governance did not provide any services for management in fiscal 2023. Pay Governance consulted with our management when requested by the Compensation Committee and only as necessary to obtain relevant compensation and performance data for the executives, as well as essential business information so that it could effectively support the Compensation Committee with appropriate competitive market information and relevant analyses.

During fiscal 2023, Pay Governance provided a range of services to the Compensation Committee to support the Compensation Committee's agenda and obligations under its charter, including providing advice relating to the impact of regulatory updates, industry trends and peer group compensation data, advice on the structure and competitiveness of our compensation programs, advice on the consistency of our programs with our executive compensation philosophy and advice on director compensation. Representatives of Pay Governance also attended Compensation Committee meetings.

The Compensation Committee assessed the independence of Pay Governance and determined that Pay Governance is independent of Progress and has no relationships that could create a conflict of interest with us. As part of its assessment, the Compensation Committee considered the fact that Pay Governance did not provide any other services to us and consults with our management only as necessary to provide the services described above.

Peer Group

To assist the Compensation Committee in making decisions on total compensation for executives and company-wide equity grants, the Compensation Committee utilizes peer and industry group data and analyses. Each year, as necessary, the Compensation Committee reviews with its independent compensation consultant the list of peer companies as points of comparison to ensure that comparisons are meaningful.

With management's input, and focus on the following considerations, Pay Governance provided recommendations on the composition of our peer group for fiscal 2023.

General Description

Application Software or Systems Software companies which operate in similar or related businesses and with which Progress competes for business or talent.

Criteria Considered

- Publicly traded on a major U.S. exchange and based in U.S.
- Revenues: 0.5x to 2.5x of Progress
- Market Cap: 0.2x to 5.0x of Progress
- Qualitative Factors:
  - Proxy advisor-defined peers
  - Recent financial performance
  - Growth and profitability (including dividend payors) profiles

For fiscal 2023, the Compensation Committee removed four peer companies utilized in 2022 and added three new peer companies as shown in the table below. The four companies removed (Bottomline Technologies (de), Inc.; Cornerstone OnDemand, Inc.; MicroStrategy, Incorporated; and QAD Inc.) either were acquired or are no longer an appropriate peer due to unique pay structures or business models.

Peer Group List

Appian Corporation	Everbridge, Inc.	SailPoint Technologies Holdings, Inc.
Aspen Technology, Inc.	Manhattan Associates, Inc.	SPS Commerce, Inc.
Avid Technology, Inc.	New Relic, Inc.*	Upland Software, Inc.
Blackbaud, Inc.	OneSpan Inc.	Verint Systems, Inc.*
CommVault Systems, Inc.	Pegasystems, Inc.	Xperi Holding Corporation
Dynatrace, Inc.*	Rapid7, Inc.	

* Added for 2023.

Pay Governance then prepared a compensation analysis based on survey data and data gathered from publicly available information for our peer group companies. Pay Governance separately analyzed and advised the Compensation Committee regarding the pay practices of companies engaged in a total growth strategy like ours.

Survey Data

The executive compensation analysis prepared by Pay Governance also included data from Radford's 2022 Global Compensation Database for U.S.-based companies with revenues similar to ours. The Compensation Committee used this data to compare the current compensation of our named and other executive officers to the peer group and to determine the relative market value for each position, based on direct, quantitative comparisons of pay levels. The survey data was used when there was a lack of public peer data for an executive's position and to obtain a general market understanding of current compensation practices.

Competitive Positioning

Fiscal 2023 target total direct compensation for our named executive officers was set by the Compensation Committee based predominantly on competitive pay practices, as reflected in the peer group and survey data. The Compensation Committee reviews market data at the 25th, 50th and 75th percentile and, for 2023, sought to target total direct compensation for the named executive officers as a group at the 50th percentile of our peer group in setting our executive compensation programs. Additional adjustments were considered based on individual tenure, experience, performance, criticality of role, succession planning, internal pay equity and historical pay levels, as well as the level of an executive officer's unvested equity awards and incentives.

Components of Executive Compensation

Compensation for our named executive officers currently consists of three primary components that are designed to reward performance in a simple and straightforward manner: base salary, annual cash bonus and long-term equity awards. The objectives and key attributes of these components, as well as how each element accomplishes the goals and objectives of our overall program are summarized below.

	Compensation Element	Objective	Key Attributes	Key Features
Fixed Compensation	**Base Salary**	To secure and retain services of key executive talent by providing a fixed level of cash compensation	Aligns with scope and complexity of role and prevailing market conditions; salary levels are generally at market median	Adjustments may be made to reflect market conditions for a position, changes in responsibilities, individual performance or internal pay equity
Performance-Based Compensation	**Annual Cash Bonus**	To encourage and reward annual corporate performance that enhances short and long-term stockholder value	100% financial/formulaic **Fiscal 2023 metrics utilized are:** • Total non-GAAP revenue (40%) • Total non-GAAP operating income (40%) • Total adjusted free cash flow (20%)	Cash bonuses are based on percentage of base salary, with actual awards based exclusively on attainment of objective corporate financial goals. For General Managers, a one-sixth of the total bonus opportunity is also tied to business unit performance goals under the Sales Leader Plan.
	PSUs under the Long-Term Incentive Plan	To align interests of management with those of our stockholders with the goal of creating long-term growth and value	50% of annual equity award; three-year performance period with three-year cliff-vesting **Performance metrics utilized are:** • 75% non-GAAP operating income (subject to 35% annual non-GAAP operating margin threshold) • 25% relative TSR in comparison to the S&P Software and Services Select Industry Index	
	Restricted Stock Units	To retain executive talent	30% of annual equity award; vesting over three years	
	Stock Options	To align interests of management with those of our stockholders with the goal of creating long-term growth and value	20% of annual equity award; vesting over four years with a seven-year expiration	Exercise price equal to fair market value on date of grant

2023 Executive Compensation Decisions

Program Design

Consistent with its pay-for-performance philosophy, the Compensation Committee emphasized alignment with our long-term business goals in designing our executive compensation programs for fiscal 2023. Our executive compensation programs for fiscal 2023 were designed to reflect our continued commitment to the goals of our total growth strategy:

- Be a trusted provider of products to develop, deploy and manage high-impact business applications.
- Focus on customer and partner retention to drive recurring revenue and increased profitability.
- Execute our total growth strategy driven by targeting accretive M&A.
- Execute our capital allocation strategy.

Pay Mix

In setting the mix among the different elements of executive compensation, we do not target specific allocations, but generally weight target compensation more heavily toward performance-based compensation, both cash and equity. The percentage of performance-based compensation for our executive officers and other employees increases with job responsibility, reflecting our view of internal pay equity and the ability of a given employee to contribute to our results. We also generally align our compensation mix with the practices of our peer group when possible and to the extent consistent with our compensation strategy and business plan.

CEO



- Base Salary (7.3%)
- Target Annual Incentive (7.3%)
- Long Term Incentive (85.4%)

91% Performance-based Compensation

CFO



- Base Salary (13.2%)
- Target Annual Incentive (8.6%)
- Long Term Incentive (78.2%)

85% Performance-based Compensation

Other NEOs



- Base Salary (22.6%)
- Target Annual Incentive (13.6%)
- Long Term Incentive (63.8%)

76% Performance-based Compensation

"Other NEOs" reflects average of NEOs, excluding CEO & CFO

Allocations among pay elements reflect our belief that a significant portion of our named executive officers' compensation should be performance-based and therefore "at risk" based on Company performance, as well as subject to service requirements. Since our cash incentive opportunities and equity incentive awards have both upside opportunities and downside risks and our actual performance can deviate from the target goals, the amount of compensation earned will differ from the target allocations.

Alignment Realizable Pay Value and Performance

The Compensation Committee reviews realizable pay value analyses for the executive officers to inform design and award levels for long-term incentive awards. We believe our overall executive compensation program has been effective at driving the achievement of our target financial and strategic results, appropriately aligning executive pay and corporate performance and enabling us to attract and retain top executives within our industry. When results do not meet our expectations, our named executive officers receive compensation that is below our target levels and may be below market in comparison to our peer group.

Individual Determinations

Below is a summary of the fiscal 2023 compensation decisions of the Compensation Committee and, where applicable, changes for each named executive officer from fiscal 2022.

Name	2023 Annual base salary	YOY change for base salary (%)	2023 Target annual Cash Incentive Award (% of salary)	YOY Change for Target Annual Cash Incentive (as % of salary)	2023 Target Value of Equity Awards ($)[1]	YOY change for Target Value of Equity Awards[2]
Yogesh Gupta	$600,000	4.3%	100.0%	0.0%	$7,000,000	27.3%
Anthony Folger	$440,000	6.0%	65.0%	0.0%	$2,600,000	30.0%
Loren Jarrett	$425,000	9.0%	60.0%	0.0%	$1,200,000	20.0%
John Ainsworth[3]	$425,000	9.0%	60.0%	10.0%	$1,200,000	20.0%
Sundar Subramanian[4]	$425,000	77.1%	60.0%	0.0%	$1,200,000	20.0%

[1] Equity Award total split 50% PSUs, 30% RSUs, and 20% Options.

[2] The year-over-year increase in target equity value for the NEOs reflects a market adjustment approved by the Compensation Committee in consultation with its independent consultant.

[3] Mr. Ainsworth became a GM and eligible for the Sales Leader Plan in 2023.

[4] Mr. Subramanian worked for the Company from India in 2022 and was paid in local currency and according to local market. His year-over-year base salary increase is due to adjustment of his compensation in connection with his reassignment to the U.S. His compensation was aligned to the role, location and peers.

Cash Compensation

Cash Incentive Compensation

Annual Cash Bonus

It is our philosophy to base a significant portion of each executive officer's total compensation opportunity on performance incentives. Our annual bonus plan is intended to motivate eligible participants toward overall business results, to tie their goals and interests to those of the Company and its stockholders and to enable the Company to attract and retain highly qualified executives. Our bonus plan is administered by our Compensation Committee.

The Compensation Committee set the target annual cash incentive opportunity for 2023 (expressed as a percentage of base salary earned during the year) for each named executive officer in January 2023. In setting the target levels, the Compensation Committee considered each named executive officer's 2023 target total cash opportunity against the peer group data provided by our independent compensation consultant, internal pay equity and the roles and responsibilities of the named executive officers. The Compensation Committee believes that the target annual cash bonus opportunity should make up a larger portion of an executive officer's total target cash compensation as the executive's level of responsibility increases.

In the case of Ms. Jarrett and Messrs. Ainsworth and Subramanian, as named executive officers who served as General Managers in fiscal 2023, five-sixths of their respective target bonus was tied to performance under the fiscal 2023 Corporate Bonus Plan and one-sixth of their respective target was tied to performance under the fiscal to financial objectives with respect to the products for which they are responsible under the Sales Leader Plan.

2023 Plan Design

In January 2023, the Compensation Committee approved the fiscal 2023 Corporate Bonus Plan. For fiscal 2023, the Compensation Committee adopted three plan metrics for the Corporate Bonus Plan applicable to our named executive officers, all of which would be utilized to determine funding and payout under the cash bonus plan. These plan metrics were the same metrics utilized by the Compensation Committee in fiscal 2022 and are consistent with the financial measures upon which the Company provides guidance to investors.

Performance metric	Weighting	Rationale
Non-GAAP corporate revenue	40%	reflect the priority of customer retention and recurring revenue
Non-GAAP operating income	40%	reflect the priority for efficient scalable operations
Adjusted free cash flow metric	20%	reflect the importance of cash flow on our Total Growth Strategy execution.

Each metric was measured separately and was not impacted by performance with respect to the other metrics. The performance measures selected for our cash bonus plan were designed to support our goals of expanding our non-GAAP operating income, while at the same time preserving our strong cash flow, which would result in increased stockholder returns.

For 2023, the Compensation Committee set the thresholds, targets and stretch (maximum) performance levels for purposes of earning any award under the Corporate Bonus Plan as set forth in the following table.

	Payout Percentage		
Performance Metric	Threshold—25%	Target—100%	Maximum—150%
Total Revenue (% of performance target)	97%	100%	103%
Operating Income (% of performance target)	92%	100%	111%
Adjusted Free Cash Flow (% of performance target)	97%	100%	111%

Amounts Earned under the 2023 Corporate Bonus Plan

As a result of our performance during fiscal 2023, we achieved an overall payout percentage of 107% under the fiscal 2023 Corporate Bonus Plan. This reflects non-GAAP corporate revenue achievement at 123% of target, non-GAAP operating income achievement at 113% of target and adjusted free cash flow performance at 64% of target. For all Named Executive Officers, the actual bonuses earned were based purely on the financial metrics and no portion of the annual bonuses were based on subjective measures.

The following table shows the bonuses earned by our named executive officers under the fiscal 2023 Corporate Bonus Plan.

NEO	Target Annual Bonus ($)[1]	Amount Earned ($)
Yogesh Gupta	600,000	642,000
Anthony Folger	286,000	306,020
John Ainsworth	212,500	227,375
Loren Jarrett	212,500	227,375
Sundar Subramanian	212,500	227,375

[1] Target annual bonus for Ainsworth, Jarrett and Subramanian above reflects the incentive opportunity tied to the Corporate Bonus Plan (50% of base salary). Each of these executives, also received an incremental incentive opportunity equal to 10% of base salary under the Sales Leader Plan.

Equity Compensation

We use equity compensation to attract, retain, motivate and reward our named executive officers and other employees and to align our executives' interests with those of our stockholders. Equity-based incentive awards are intended to be the longer-term components of our overall executive compensation program and are designed to encourage performance by our executive officers over several years. The Compensation Committee's decisions regarding the amount and type of equity incentive compensation, the allocation of equity and relative weighting of these awards within total executive compensation have been based on advice provided by our independent compensation consultant and the Compensation Committee's understanding and individual experiences with market practices of similarly situated companies. We issue annual and new hire equity awards based on guidelines for awards commensurate with position levels and that reflect grant practices within our peer group and the broader software industry generally.

The following is a summary of our fiscal 2023 equity program.

Program	Fiscal 2023 Equity Program
Form of Equity	Time-based Restricted Stock Units equal to 30% of annual grant value
	Non-Qualified Stock Options equal to 20% of annual grant value
	Performance-Based Stock Units equal to 50% of annual grant value
Performance Periods	PSUs have three-year performance period
Metrics	PSUs tied 75% to cumulative non-GAAP operating income (subject to 35% annual operating margin threshold) and 25% to relative TSR
Vesting	Time-based RSUs vest in six equal installments over three years Stock options vest in eight equal installments over four years PSUs: three-year cliff vest • With respect to TSR metric, participants can earn between 0% to 200% of target amount of PSUs, with threshold vesting at the 35th percentile achievement, target at 55th percentile and maximum vesting at the 90th percentile • With respect to the non-GAAP operating income metric, participants can earn between 0% and 200% of the target amount of PSUs, subject to a 35% annual operating margin threshold
Frequency of Grant	Annual

Target Value and Award Determination

The Compensation Committee reviews the mix of equity awards granted to our named executive officers on an annual basis. Consistent with the Compensation Committee's philosophy that a significant portion of the equity mix to named executive officers should be tied to our long-term performance, the Compensation Committee determined that there should be no changes to the equity mix utilized for fiscal 2023. Accordingly, the equity mix for fiscal 2023 was 50% PSUs, 30% RSUs and 20% stock options.

For the named and other executive officers, to determine the size of the individual annual equity awards, the Compensation Committee, utilizing data provided by Pay Governance, compared the long-term equity incentive compensation levels of our executives with similar positions within our peer group and survey data to determine the long-term equity incentive compensation amount for each executive. The Compensation Committee reviews market data at the 25th, 50th and 75th percentile. In finalizing the amounts of the annual equity awards, the Compensation Committee considers this market data, the CEO's recommendations, each executive's performance over a multi-year period and the Compensation Committee's assessment of the value the individual delivers to the organization, the burn rate of the executive grants and the degree to which those amounts would be aligned with our goals of motivating and retaining key employees.

RSUs

RSUs typically vest in six equal installments over a three-year period. In a volatile stock market, RSUs continue to provide value when other forms of equity such as stock options may not, which the Compensation Committee believes is useful in retaining talented executives in unpredictable economic times.

The RSUs awarded as part of the fiscal 2023 equity program were issued on January 19, 2023. The Compensation Committee awarded these RSUs as a dollar amount, which were then converted to RSUs based on our closing stock price on the date of grant.

Stock Options

Stock option awards provide individuals with the right to purchase shares of our common stock at a fixed exercise price, typically for a period of seven years, subject to continuous employment with the Company. Stock option grants are intended to correlate executive compensation to our long-term success as measured by our stock price. Stock options are tied to our future success because options granted have an exercise price equal to the closing market value at the date of grant and will only provide value to the extent that the price of our stock increases above the exercise price. As a result, the Compensation Committee views stock options as a form of performance equity, but with a longer-term focus than PSUs, which are tied to three-year performance metrics.

Stock options vest in eight equal installments over a four-year period. We believe that meaningful vesting periods encourage recipients to remain with the Company over the long term and, because the value of the awards is based on our stock price, stock options encourage recipients to focus on achievement of longer-term goals, such as strategic growth, business innovation and stockholder return.

The stock options awarded as part of the fiscal 2023 equity program were issued on January 19, 2023. The Compensation Committee awarded these stock options as a dollar amount, which were then converted to stock options based on the Black-Scholes value of our stock options on the date of grant.

PSUs

PSUs under our long-term equity incentive compensation plan are subject to three-year performance criteria aligned with our business plan and are earned only to the extent the performance criteria are achieved. These PSUs are awarded to the named executive officers and other executive officers and represent 50% of the total annual equity compensation granted to these individuals.

For fiscal 2023, the Compensation Committee, in consultation with Pay Governance and management, reviewed the terms of the fiscal 2022 LTIP to ensure that the plan was aligned with the objectives of the Compensation Committee and with market practices. The Compensation Committee concluded that the fiscal 2022 LTIP met the objectives of the Compensation Committee because the terms of the LTIP tied the vesting of the PSUs to the long-term objectives of achieving both profitable growth and enhanced stockholder value. Pay Governance advised the Compensation Committee that the terms of the fiscal 2022 LTIP were consistent with market practices. Based on this review, the Compensation Committee determined that the metrics and terms of the fiscal 2023 LTIP should remain identical to the fiscal 2022 LTIP.

With respect to the relative TSR metric, the Compensation Committee left unchanged the payout scale utilized in fiscal 2022 to reflect current trends and stockholder-friendly practices (e.g., above-median performance required to achieve target payout). Participants can earn between 0% and 200% (the payout cap under the LTIP) of the target number of PSUs attributable to the relative TSR metric. The cumulative three-year TSR measure compares the TSR of our common stock against the TSR of companies included in the S&P Software and Services Select Industry Index during the three-year period. Our relative TSR performance must be at the 55th percentile of the index group for 100% of the target award to be earned. Additionally, regardless of our relative position with respect to the S&P Software and Services Select Industry Index, the award with respect to the TSR metric will be capped at 100% if our absolute TSR over the measurement period is negative.

With respect to the operating income metric, participants can earn between 0% and 200% of the target number of PSUs attributable to the operating income metric. In designing the operating income metric to include both operating margin dollar and percentage goals, the Compensation Committee seeks to ensure discipline and reinforce profitable growth and margin expansion/maintenance. The cumulative three-year operating income measure is based on the sum of the operating income amounts for 2023, 2024 and 2025 contained in our 2023 strategic plan.

We must achieve 100% of the operating income target for a given performance period for payout with respect to this metric to occur. Furthermore, with respect to the operating income metric, the 35% annual operating margin threshold "performance gatekeeper" applies at all levels of performance and requires that annual operating margin to be at or above 35% for each of 2023, 2024 and 2025 or no payout can occur with respect to this metric, regardless of cumulative operating income performance.

The below table sets forth the payout criteria for the 2023 LTIP:

Performance Metric	Weight Factor	% of Target Earned[1]				
		0%	50%	100%	150%	200%
Relative TSR Performance (% Rank)	25%	<35%	35%	55%	75%	90%
Operating Income (three-year Cumulative)[2]	75%	<$846	N/A	$846	$895	$942

[1] Award interpolated for performance within stated percentiles.

[2] $ amounts in millions and using budgeted exchange rates. In addition, if operating margin in any of the three annual periods of the performance period is less than 35%, the operating income metric earned will be zero.

For the fiscal 2023 award under the LTIP, the three-year performance period commenced on December 1, 2022, and will end on November 30, 2025.

The three-year performance period with respect to the LTIP awarded in 2021 (the "2021 PSUs") completed on November 30, 2023. Based on the price of our common stock for the 30-day trading period ending November 30, 2023, our TSR compared to the S&P Software & Services Index for the same period placed us in the 73rd percentile, which resulted in a payout percentage with respect to the TSR metric of 145%. Based on our actual total three-year operating income for fiscal 2021-2023, the payout percentage with respect to the operating income metric was 200%. Blending the two metrics together, weighting TSR at 25% and operating income metric at 75%, resulted in a 186.25% payout percentage.

The following table shows the portion of the 2021 PSUs earned by our named executive officers based on Company performance.

Named Executive Officer	Target LTIP Value ($)	Target PSUs (#)[1]	PSUs Earned
Yogesh Gupta	2,250,000	52,817	98,371
Anthony Folger	850,000	19,954	37,164
John Ainsworth	400,000	9,390	17,489
Loren Jarrett	400,000	9,390	17,489
Sundar Subramanian	400,000	9,390	17,489

[1] Target PSUs for the 2021 LTIP were determined by dividing the Target LTIP Value listed above by the closing price on the date of grant, which was $42.60 on January 19, 2021.

Other Compensation Elements

Compensation Element	Objective	Key Features
Other Compensation	To provide benefits that promote employee health and welfare, which assists in attracting and retaining our executive officers	Indirect compensation element consisting of programs such as medical, dental and vision insurance, a 401(k) plan with up to a 3% matching contribution, an employee stock purchase plan program and other plans and programs generally made available to employees
Severance and Change in Control Benefits	To serve our retention and motivational objectives helping our named executive officers maintain continued focus and dedication to their responsibilities and objectivity to maximize stockholder value, including in the event of a transaction that could result in a change in control of the Company; particularly important in a time of increased consolidation in our industry and increased competition for executive talent	Provides protection in the event of an involuntary termination of employment under specified circumstances, including following a change in control of the Company as described below under "Executive Compensation-Severance and Change in Control Agreements" and "Estimate of Severance and Change in Control Benefits."

Other Executive Compensation Matters

Timing of Equity Grants

We do not time grants either to take advantage of a depressed stock price or in anticipation of an increase in stock price and have limited the amount of discretion that can be exercised in connection with the timing of awards. We generally make awards only on pre-determined dates to ensure that awards cannot be timed to take advantage of material non-public information.

Equity awards may be made only by the Compensation Committee. The Compensation Committee makes awards only at Compensation Committee meetings and awards are not granted during regular quarterly trading blackout periods.

Stock Ownership Guidelines

Our Board of Directors has adopted stock ownership guidelines for our senior executive officers, including our named executive officers. These guidelines provide for the Chief Executive Officer to hold an amount of our common stock, restricted shares and/or restricted stock units having an aggregate value equal to at least three times their base salary. For other senior executive officers, the stock ownership requirement is at least one times their base salary. Executive officers have five years to attain the applicable ownership threshold. As of the date of this Proxy Statement, all the named executive officers met the applicable ownership threshold.

Compensation Recovery Policy

Following the SEC's recent approval of new clawback requirements, our Board of Directors reviewed the applicable Nasdaq and SEC standards and approved an updated clawback policy in compliance with the final SEC rules. This policy applies to current and former Section 16 officers and provides for the recovery by the Company following a financial restatement of any incentive compensation received in excess of what would have been received had such compensation been determined based on our restated financials. The Compensation Committee periodically reviews the Company's approach to clawbacks.

Hedging and Pledging Policy

Our directors and executive officers are prohibited from engaging in short sales, transactions in derivative securities such as put or call options, hedging transactions or other inherently speculative transactions with respect to our stock. In addition, no director or executive officer may pledge or margin, or make any offer to pledge or margin, any of our stock, including without limitation, borrowing against such stock, at any time. Stock options granted under our stock option plans are not deemed to be derivative securities covered by this policy. Employees, other than our executive officers, are generally permitted to engage in transactions designed to hedge or offset market risk.

Tax and Accounting Considerations and Compensation Recovery Policies

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code imposes additional significant taxes if an executive officer, director or service provider receives "deferred compensation" that does not satisfy the requirements of Section 409A. Our severance and change in control agreements described below, including the Employee Retention and Motivation Agreements we entered with our named executive officers, contain provisions that are intended to either avoid the application of Section 409A or, to the extent doing so is not possible, comply with the applicable Section 409A requirements. The Compensation Committee has the sole discretion to change the severance guidelines applicable to executive officers to the extent necessary to avoid the application of Section 409A or comply with applicable Section 409A requirements.

Accounting for Stock-Based Compensation

Stock-based compensation expense reflects the fair value of stock-based awards, measured at the grant date and recognized over the relevant service period. We estimate the fair value of each stock-based award on the measurement date using either the current market price of the stock, the Black-Scholes option valuation model or the Monte Carlo Simulation valuation model.

Compensation Committee Report

This report is submitted by the Compensation Committee of our Board of Directors. The Compensation Committee has reviewed the "Compensation Discussion and Analysis" included in this Proxy Statement and discussed it with management. Based on such review and discussions, the Compensation Committee has recommended to our Board of Directors that the "Compensation Discussion and Analysis" be included in this Proxy Statement and in our Proxy Statement for the 2024 Annual Meeting of Stockholders.

No portion of this Compensation Committee Report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), through any general statement incorporating by reference in its entirety the Annual Report or Proxy Statement in which this report appears, except to the extent that the Company specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed filed under either the Securities Act or the Exchange Act.

Respectfully submitted by the Compensation Committee,

David A. Krall, Chair
Angela T. Tucci
Vivian Vitale

Analysis of Risk Associated with Our Compensation Plans

In setting compensation, the Compensation Committee considers the risks to our stockholders and to the achievement of our goals that may be inherent in the compensation plans and programs for all employees, including our executives. When evaluating our overall executive compensation program, the Compensation Committee considers whether the program is based on the appropriate philosophy, benchmarked against the appropriate peer group and balanced between long and short-term performance targets and company and individual performance. Although a significant portion of our executives' compensation is performance-based and "at-risk," we believe our compensation plans and programs are appropriately structured so as not to encourage our employees to take excessive or unreasonable risks.

We considered the following elements of our compensation plans and policies when evaluating whether such plans and policies are structured to encourage our employees to take unreasonable risks:

- A detailed planning process with executive or Compensation Committee oversight exists for all compensation programs.
- The proportion of an employee's performance-based pay increases as the responsibility and potential impact of the employee's position increases, which structure is in line with market practices.
- Compensation consists of both fixed and variable components. The fixed portion (i.e., base salary) and variable portion (i.e., performance-based bonus and equity awards) provide a mix of compensation intended to produce corporate performance without encouraging excessive risk.
- We set performance goals that we believe are strategically focused and consistent with building long-term stockholder value.
- We use consistent corporate performance metrics from year-to-year rather than changing the metric to take advantage of changing market conditions.
- Our short-term incentive plans are capped as to the maximum potential payout, which we believe mitigates excessive risk taking by limiting bonus payments even if we dramatically exceed the performance targets.
- We modify the short-term and long-term incentive plans to reflect acquisitions consistent with our internal acquisition model, five-year strategic plan and publicly announced expectations.
- The time-based vesting for RSUs and stock options ensures that our executives' interests align with those of our stockholders for the long-term performance of the Company.
- Assuming achievement of at least a minimum level of performance, payouts under our performance-based plans result in some compensation at levels below full target achievement, rather than an "all-or-nothing" approach.
- Our long-term performance-based equity awards are based on multi-year criteria that align with our stockholders' interests that we grow the Company in a highly profitable and disciplined manner.
- In accordance with our written stock option grant policy, all equity grants must occur at a meeting of the Compensation Committee and management has no authority to issue equity.
- The Compensation Committee retains and does not delegate any of its power to determine matters of executive compensation.
- We maintain a system of controls and procedures designed to ensure that amounts are earned and paid in accordance with our plans and programs.
- We do not allow our executives and directors to hedge their exposure to ownership of, or interest in, our stock. We also do not allow them to engage in speculative transactions with respect to our stock.

Summary of Executive Compensation

The following table sets forth certain information with respect to compensation for the fiscal years ended November 30, 2023, 2022 and 2021 earned by:

- Mr. Gupta, our Chief Executive Officer;
- Mr. Folger, our Chief Financial Officer; and
- Ms. Jarrett, Mr. Ainsworth and Mr. Subramaniam, our three other named executive officers.

Summary Compensation Table

Summary Compensation Table – Fiscal Years 2023, 2022 and 2021

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Option Awards[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Yogesh Gupta, Chief Executive Officer	2023	598,750	5,784,591	1,400,004	642,000	210,189	8,635,534
	2022	575,000	4,542,957	1,100,007	644,000	38,249	6,900,213
	2021	575,000	3,657,400	900,007	862,500	24,122	6,019,029
Anthony Folger, Chief Financial Officer	2023	438,750	2,148,576	520,014	306,020	126,020	3,539,380
	2022	414,423	1,652,016	400,004	302,120	23,055	2,791,618
	2021	400,000	1,381,718	340,002	390,000	18,149	2,529,869
John Ainsworth, EVP and General Manager, Application and Data Platform[5]	2023	423,250	991,659	240,013	227,375	110,441	1,992,738
	2022	389,231	826,054	200,007	218,400	15,195	1,648,887
	2021	370,000	650,220	160,007	277,500	14,586	1,472,313
Loren Jarrett, EVP and General Manager, Digital Experience	2023	423,250	991,659	240,013	227,375	101,755	1,984,052
	2022	389,231	826,054	200,007	218,400	54,075	1,687,767
	2021	367,115	650,220	160,007	277,500	56,336	1,511,178
Sundar Subramanian EVP and General Manager, Infrastructure Management[6]	2023	426,586	991,659	240,013	227,375	119,054	2,004,687

[1] These amounts do not reflect the actual economic value realized by the named executive officer. In accordance with FASB ASC Topic 718, we estimate the fair value of each stock-based award on the measurement date, using either the current market price of the stock or the Monte Carlo Simulation valuation model, assuming the probable outcome of related performance conditions at target levels. See the description of our 2023 Annual Equity Program described in "Compensation Discussion and Analysis" in this Proxy Statement and Note 13 of the consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended November 30, 2023. The value at grant date of the PSUs included in the amounts shown in this column, assuming the highest level of performance conditions achieved (payout at 200% at target) are $7,000,088, $5,500,032 and $4,501,065 for Mr. Gupta for fiscal 2023, 2022 and 2021 respectively; $2,600,009, $2,000,003 and $1,700,480 for Mr. Folger for fiscal 2023, 2022 and 2021, respectively; $1,200,012, $1,000,046 and $800,216 for Ms. Jarrett and Mr. Ainsworth for fiscal 2023, 2022 and 2021, respectively; and, $1,200,012 for Mr. Subramanian for fiscal 2023.

[2] Represents the grant date fair value of options on the date of grant. The grant date fair value of our options is equal to the number of shares subject to the option multiplied by the fair value of our options on the date of grant determined using the Black-Scholes option valuation model. The methodology and assumptions used to calculate the Black-Scholes value of our options are described in Note 13 of the consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended November 30, 2023.

[3] The amounts listed reflect the amounts earned under our Corporate Bonus Plan. For all individuals, bonus payments were accrued and earned in the year indicated and paid in the succeeding fiscal year.

(4) Amounts listed in this column for 2023 and prior years include:

Name,	Company Contributions (401(k)) ($)	Insurance Premiums ($)	Sales Leader Plan ($)	Taxable/ Fringe Benefit Expenses ($)	Dividend Equivalents ($)
Mr. Gupta					
2023	30,000	720	—	708	178,762
2022	9,150	720	—	—	28,379
2021	12,161	720	—	141	11,100
Mr. Folger					
2023	30,000	634	—	—	95,386
2022	9,150	633	—	—	13,272
2021	12,182	576	—	—	5,391
Mr. Ainsworth					
2023	30,000	720	47,031	405	32,393
2022	9,150	612	—	318	5,115
2021	11,940	533	—	106	2,007
Ms. Jarrett					
2023	22,500	612	45,790	460	32,393
2022	9,150	612	38,703	495	5,115
2021	11,940	511	41,524	354	2,007
Mr. Subramanian					
2023	22,500	612	35,575	31,708	28,659

(5) Mr. Ainsworth was not a named executive officer in fiscal 2021; however, he was in fiscal 2020 therefore we are reporting his compensation for 2021 as well in accordance with SEC rules.

(6) Mr. Subramanian was not a named executive officer before fiscal 2023. The amount included as taxable/fringe benefit expenses for Mr. Subramanian also includes certain relocation expenses.

Grants of Plan-Based Awards

Grants of Plan-Based Awards Table – 2023

Name	Grant Date[1]	Estimated Future Pay-outs Under Non-Equity Incentive Plan Awards			Estimated Future Pay-outs Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number Securities Underlying Options	Exercise of or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)[2]	Target ($)[2]	Maximum ($)[2]	Threshold (#)[3]	Target (#)[3]	Maximum (#)[3]	(#)[4]	(#)[5]	($/Sh)	($)[6]
Yogesh Gupta	—	150,000	600,000	900,000	—	—	—	—	—	—	—
	1/19/2023	—	—	—	8,510	68,081	136,162	—	—	—	3,500,044
	1/19/2023	—	—	—	—	—	—	40,849	—	—	2,100,047
	1/19/2023	—	—	—	—	—	—	—	97,155	51.41	1,400,004
Anthony Folger	—	71,500	286,000	429,000	—	—	—	—	—	—	—
	1/19/2023	—	—	—	3,161	25,287	50,574	—	—	—	1,300,005
	1/19/2023	—	—	—	—	—	—	15,173	—	—	780,044
	1/19/2023	—	—	—	—	—	—	—	36,087	51.41	520,014
John Ainsworth	—	63,750	255,000	382,500	—	—	—	—	—	—	
	1/19/2023	—	—	—	1,459	11,671	23,342	—	—	—	600,006
	1/19/2023	—	—	—	—	—	—	7,003	—	—	360,024
	1/19/2023	—	—	—	—	—	—	—	16,656	51.41	240,013
		—	—	—	—	—	—		—	—	
Loren Jarrett	—	63,750	255,000	382,500	—						
	1/19/2023	—	—	—	1,459	11,671	23,342	—	—	—	600,006
	1/19/2023	—	—	—	—	—	—	7,003	—	—	360,024
	1/19/2023	—	—	—	—	—	—	—	16,656	51.41	240,013
Sundar Subramanian	—	63,750	255,000	382,500	—	—	—	—	—	—	—
	1/19/2023	—	—	—	1,459	11,671	23,342	—	—	—	600,006
	1/19/2023	—	—	—		—	—	7,003	—	—	360,024
	1/19/2023	—	—	—		—	—	—	16,656	51.41	240,013

(1) Awards granted on January 19, 2023, were approved by the Compensation Committee on January 9, 2023.

(2) These columns indicate the range of payouts (25%, 100% and 150%) targeted for fiscal 2023 performance under our Corporate Bonus Plan as described in "Compensation Discussion and Analysis" in this Proxy Statement. The actual payout with respect to fiscal 2023 for each named executive officer is shown in the Summary Compensation Table in the column titled "Non-Equity Incentive Plan Compensation." For Messrs. Ainsworth and Subramanian and Ms. Jarrett, one-sixth of amounts are tied to performance under the Sales Leader Plan.

(3) These columns represent performance share units awarded under our Long-Term Incentive Plan (LTIP). The amounts shown indicate the potential performance share units at threshold, target and maximum levels of performance. If the threshold is not achieved, no performance share units will be earned with respect to that performance metric. See "Compensation Discussion and Analysis" section of this Proxy Statement for additional discussion of the LTIP.

(4) Represents RSUs that vest, subject to continuous employment, in six equal installments over three years beginning approximately nine months after the date of issuance.

(5) Represents stock options that vest, subject to continuous employment, in eight equal installments over four years beginning approximately nine months after date of issuance.

(6) For RSUs and PSUs, the value shown is the fair value of the awards, measured at the grant date. For stock options, the grant date fair value is equal to the number of shares subject to the option multiplied by the fair value of our options on the date of grant determined using the Black-Scholes option valuation model. The methodology and assumptions used to calculate the Black-Scholes value of our options are described in Note 13 of the consolidated financial statements contained in our Annual Report. The closing price of our stock on January 19, 2023, was $51.41.

Narrative Description of Summary Compensation Table and Grants of Plan-Based Awards Table

The material terms of our named executive officers' annual compensation, including base salaries, cash incentive plan, time-based RSUs, stock options and Long-Term Incentive Plan PSUs and the explanations of the amounts of salary, cash incentives and equity values in proportion to total compensation are described under "Compensation Discussion and Analysis" in this Proxy Statement.

As discussed in greater detail in "Compensation Discussion and Analysis" in this Proxy Statement, the 2023 non-equity incentive awards were granted pursuant to the fiscal 2023 Corporate Bonus Plan, with amounts to be earned based on the achievement of certain financial targets. In fiscal 2023, we achieved strong performance under our bonus plan with respect to the revenue, non-GAAP operating income and the adjusted free cash flow metrics, which resulted in an overall payout percentage of 107% with respect to the annual cash bonus.

As discussed in greater detail in "Compensation Discussion and Analysis" in this Proxy Statement, the PSUs awarded under the Long-Term Incentive Plan will be earned based on the results achieved during the three-year performance period as determined following our 2025 fiscal year, contingent upon each named executive officer's continued service.

The RSUs granted to our named executive officers in 2023 vest in equal installments every six months over three years, subject to continuous employment. There is no purchase price associated with PSU or RSU awards. The stock options granted to our named executive officers in 2023 vest in equal installments every six months over four years, subject to continuous employment. The stock options have an exercise price equal to the closing price of our common stock on the date of grant.

Outstanding Equity Awards

The following table sets forth certain information with respect to the outstanding equity awards at November 30, 2023, for each of the named executive officers.

Outstanding Equity Awards at Fiscal Year-End 2023

Name	Grant Date	Option Awards		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4]
		Number of Securities Underlying Unexercised Options							
		Exercisable (#)	Unexercisable (#)						
Yogesh Gupta	1/12/2018	69,195[5]	—	50.69	1/11/2025	—	—	—	—
	1/22/2019	100,275[6]	—	34.73	1/21/2026	—	—	—	—
	1/21/2020	63,503[7]	9,071	47.16	1/20/2027	—	—	—	—
	1/19/2021	60,812[8]	36,486	42.61	1/18/2028	5,282[9]	284,489	52,817[10]	2,844,724
	1/20/2022	38,445[11]	64,072	44.49	1/19/2029	18,544[12]	998,780	61,812[13]	3,329,194
	1/19/2023	12,145[14]	85,010	51.41	1/18/2030	34,041[15]	1,833,448	68,081[16]	3,666,843
Anthony Folger	3/31/2020	34,095[7]	6,299	31.49	3/30/2027	—	—	—	—
	1/19/2021	22,975[8]	13,782	42.61	1/18/2028	1,996[9]	107,505	19,954[10]	1,074,722
	1/20/2022	13,980[11]	23,299	44.49	1/19/2029	6,744[12]	363,232	22,477[13]	1,210,611
	1/19/2023	4,511[14]	31,576	51.41	1/18/2030	12,645[15]	681,060	25,287[16]	1,361,958
John Ainsworth	1/12/2018	13,271[5]	—	50.69	1/11/2025	—	—	—	—
	1/22/2019	19,231[6]	—	34.73	1/21/2026	—	—	—	—
	1/21/2020	11,547[7]	1,649	47.16	1/20/2027	—	—	—	—
	1/19/2021	10,812[8]	6,486	42.61	1/18/2028	939[9]	50,575	9,390[10]	505,745
	1/20/2022	6,990[11]	11,650	44.49	1/19/2029	3,372[12]	181,616	11,239[13]	605,333
	1/19/2023	2,082[14]	14,574	51.41	1/18/2030	5,836[15]	314,327	11,671[16]	628,600
Loren Jarrett	1/22/2019	19,231[6]	—	34.73	1/21/2026	—	—	—	—
	1/21/2020	11,547[7]	1,649	47.16	1/20/2027	—	—	—	—
	1/19/2021	10,812[8]	6,486	42.61	1/18/2028	939[9]	50,575	9,390[10]	505,745
	1/20/2022	6,990[11]	11,650	44.49	1/19/2029	3,372[12]	181,616	11,239[13]	605,333
	1/19/2023	2,082[14]	14,574	51.41	1/18/2030	5,836[15]	314,327	11,671[16]	628,600
Sundar Subramanian	9/30/2019	14,617[17]	—	38.06	6/28/2027	—	—	—	—
	1/21/2020	9,898[7]	1,413	47.16	1/20/2027	—	—	—	—
	1/19/2021	10,812[8]	6,486	42.61	1/18/2028	939[9]	50,575	9,390[10]	505,745
	1/20/2022	6,990[11]	11,650	44.49	1/19/2029	3,372[12]	181,616	11,239[13]	605,333
	1/19/2023	2,082[14]	14,574	51.41	1/18/2030	5,836[15]	314,327	11,671[16]	628,600

[1] The unvested awards shown in this column are RSUs subject to service-based vesting, unless otherwise noted.

(2) The market value of unvested RSUs was calculated as of November 30, 2023 (the last trading day of our fiscal 2022), based on the closing price of our common stock on Nasdaq of $53.86 on that date.

(3) The unvested awards shown in this column are PSUs subject to performance-based vesting. PSUs are reported assuming payout at target award levels, unless otherwise noted.

(4) The market value of unvested PSUs was calculated as of November 30, 2023, based on the closing price of our common stock on Nasdaq of $53.86 on that date.

(5) Vested in eight equal semi-annual installments beginning October 1, 2018.

(6) Vest in eight equal semi-annual installments beginning October 1, 2019.

(7) Vest in eight equal semi-annual installments beginning October 1, 2020.

(8) Vest in eight equal semi-annual installments beginning October 1, 2021.

(9) Vest in six equal semi-annual installments beginning October 1, 2021.

(10) Vested on February 1, 2024, based on the Company meeting total stockholder return and operating income criteria over the three-year period ending November 30, 2023.

(11) Vest in eight equal semi-annual installments beginning October 1, 2022.

(12) Vest in six equal semi-annual installments beginning October 1, 2022.

(13) Vest on February 1, 2025, subject to the Company meeting total stockholder return and operating income criteria over the three-year period ending November 30, 2024.

(14) Vest in eight equal semi-annual installments beginning October 1, 2023.

(15) Vest in six equal semi-annual installments beginning October 1, 2023.

(16) Vest on February 1, 2026, subject to the Company meeting total stockholder return and operating income criteria over the three-year period ending November 30, 2025.

(17) Vest in eight equal semi-annual installments beginning April 1, 2020.

Option Exercises and Stock Vested

The following table sets forth certain information regarding the number of stock options exercised and RSUs that vested in the fiscal year ended November 30, 2023, under our equity incentive plans and the corresponding amounts realized by the named executive officers. The value realized on exercise of stock option awards is calculated as the difference between the closing price of our common stock on Nasdaq on the exercise date and the exercise price of the applicable stock option award. The value realized on vesting for RSUs is calculated as the product of the number of shares subject to the RSUs that vested and the closing price of our common stock on Nasdaq on the vesting date.

Option Exercises and Stock Vested - Fiscal 2023

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Yogesh Gupta	149,573	4,696,143	98,819	5,365,938
Anthony Folger	10,000	275,047	54,012	2,929,868
John Ainsworth	23,490	743,400	17,855	969,585
Loren Jarrett	36,761	719,886	17,855	969,585
Sundar Subramanian	—	—	16,060	872,426

Severance and Change in Control Agreements

We have agreements with, or guidelines applicable to, our executive officers that provide the benefits described below in connection with certain terminations of employment or a change in control of the Company. We do not provide excise tax gross-ups to our executive officers under these or any other agreements. The Company is not obligated to pay any enhanced benefits to our executive officers in the event of a voluntary termination by an executive or upon termination by the Company for cause.

Mr. Gupta's Executive Employment Agreement

In connection with his appointment as our President and Chief Executive Officer, we and Mr. Gupta entered into an employment agreement, effective as of October 10, 2016, setting forth Mr. Gupta's compensation and certain other terms. Mr. Gupta's employment agreement provides that if his employment is terminated because of an "involuntary termination," he will be entitled to:

(1) the payment of cash severance equal to 18 months of total target cash compensation as of the date of termination, which will be paid over 18 months;

(2) the payment of his annual target cash bonus on a pro-rata basis with respect to the elapsed part of the relevant fiscal year;

(3) the continuation, for a period of 18 months, of benefits that are substantially equivalent to the benefits (medical, dental, vision and life insurance) that were in effect immediately prior to termination; and

(4) 18 months of acceleration of unvested stock options and RSUs (but not unvested performance equity, which will vest in accordance with its terms).

Receipt of the severance and benefits is subject to Mr. Gupta's execution of a standard separation and release agreement. Separation payments upon any involuntary termination within 24 months following a change in control would be governed by the Employee Retention and Motivation Agreement ("ERMA") described below and not by Mr. Gupta's employment agreement.

An "involuntary termination" is defined in the employment agreement as a termination of employment by us other than for cause, disability or death or a termination by Mr. Gupta as a result of certain events occurring without his consent such as an assignment to him of duties or a significant reduction of his duties, either of which is materially inconsistent with his position prior to the assignment or reduction, or the removal of Mr. Gupta from that position, a material reduction in Mr. Gupta's base salary or target bonus, a relocation of Mr. Gupta to a facility or location more than fifty miles from his then present location, or a material breach of the employment agreement by us.

Mr. Gupta's employment agreement also includes non-competition and related covenants. The non-competition covenant will be in effect for the duration of the period in which severance and other benefits are paid. The non-competition covenant relates to certain businesses with similar product areas and activities as Progress.

Mr. Gupta's Employee Retention and Motivation Agreement

We and Mr. Gupta have also entered into an ERMA, which provides certain compensation and benefits if his employment is involuntarily terminated within 24 months of a change in control of the Company. If an involuntary termination of Mr. Gupta's employment occurs under other circumstances, the severance terms of his employment agreement, as described above, would control and not the ERMA.

Change in Control Benefits. Under Mr. Gupta's ERMA, upon a change in control of the Company, Mr. Gupta would be entitled to:

(1) the payment of his annual target cash bonus on a pro-rata basis with respect to the elapsed part of the relevant fiscal year; and

(2) 12 months of acceleration of unvested stock options and RSUs (but not unvested performance equity, which will vest in accordance with its terms), unless the acquirer assumes all such options and restricted equity. If such outstanding stock options and shares of restricted equity held by Mr. Gupta are continued by us or assumed by our successor entity, then vesting will continue in its usual course.

Involuntary Termination Following Change in Control. In the event of an involuntary termination within 24 months following a change in control, Mr. Gupta would be entitled to:

(1) a lump-sum payment of cash severance equal to 24 months of total target cash compensation as of the date of termination;

(2) the continuation, for a period of 24 months, of benefits that are substantially equivalent to the benefits (medical, dental, vision and life insurance) that were in effect immediately prior to termination; and

(3) accelerated vesting of all unvested stock options and RSUs (but not unvested performance equity, which will vest in accordance with its terms).

In the event that any amounts provided for under Mr. Gupta's ERMA or otherwise payable to Mr. Gupta would constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code and be subject to the related excise tax, Mr. Gupta would be entitled to receive either full payment of the benefits under the agreement or such lesser amount that would result in no portion of the benefits being subject to the excise tax, whichever results in the greatest amount of after-tax benefits to Mr. Gupta.

Mr. Folger's Executive Employment Agreement

In connection with his appointment as Chief Financial Officer, we and Mr. Folger entered into an employment agreement, effective January 31, 2020, setting forth Mr. Folger's compensation and certain other terms. Mr. Folger's employment agreement provides that if his employment is terminated because of an "involuntary termination," he will be entitled to:

(1) the payment of cash severance equal to 12 months of total target cash compensation as of the date of termination, which will be paid over 12 months;

(2) the continuation, for a period of 12 months of benefits that are substantially equivalent to the benefits (medical, dental, vision and life insurance) that were in effect immediately prior to termination; and

(3) 12 months accelerated vesting of unvested stock options and RSUs (but not unvested performance equity, which will vest in accordance with its terms).

Receipt of the severance and benefits is subject to Mr. Folger's execution of a standard separation and release agreement, which will also include non-competition and related covenants. The non-competition covenant will be in effect for the duration of the period in which severance and other benefits are paid. The non-competition covenant relates to certain businesses with similar product area and activities as the Company. Separation payments upon any involuntary termination within 12 months following a change in control would be governed by the ERMA described below and not by Mr. Folger's employment agreement.

An "involuntary termination" is defined in the employment agreement as a termination of employment by the Company other than for "Cause" (as defined in the agreement), disability or death or a termination by Mr. Folger as a result of certain events occurring without his consent such as an assignment to him of duties, a significant reduction of his duties, either of which is materially inconsistent with his position prior to the assignment or reduction, or the removal of Mr. Folger from such position, a material reduction in Mr. Folger's base salary or target bonus, a relocation of Mr. Folger to a facility or location more than fifty miles from his then-present location or a material breach of the employment agreement by the Company.

Other Employee Retention and Motivation Agreements

We have also entered into ERMAs with each of Messrs. Folger, Ainsworth, Subramanian and Ms. Jarrett. Currently, upon the involuntary termination of the executive officer within 12 months following a change in control, the executive officer will be entitled to receive a lump sum payment equal to 18 months of their total target compensation and their benefits will continue for 18 months. In addition, outstanding stock options and shares of restricted stock or restricted units held by the executive officer granted prior to the date of such termination under the Company's equity plans which would otherwise become fully vested, nonforfeitable and not subject to any restrictions following the date of such termination shall instead become fully vested, nonforfeitable and not subject to restrictions as of the date of such termination. Under no circumstances would any of our executive officers be entitled to a gross-up payment under the ERMAs for any excise taxes to which they may be subject if any of the above payments and benefits are considered to be "parachute payments."

Executive Severance Guidelines

We have adopted severance guidelines applicable to our executive officers, including the named executive officers other than Messrs. Gupta and Folger. Any severance payable to Messrs. Gupta and Folger is governed by the employment agreements described above. Our executive severance guidelines provide that upon an involuntary termination and the execution of a standard release of claims, an executive officer is entitled to:

(1) the payment of cash severance equal to 12 months of total target cash compensation as of the date of termination, which will be paid over 12 months;

(2) the payment of their annual target cash bonus on a pro-rata basis with respect to the elapsed part of the relevant fiscal year;

(3) the continuation, for a period of 12 months of benefits that are substantially equivalent to the benefits (medical, dental and vision) that were in effect immediately prior to termination; and

(4) 12 months of acceleration of unvested stock options and RSUs (but not unvested performance equity).

Severance payments and benefits upon any involuntary termination within 12 months following a change in control are governed by the Employee Retention and Motivation Agreement described below.

The payment of severance and other benefits is conditioned upon the executive agreeing to non-competition, non-disparagement and related covenants. The non-competition covenant would be in effect for one year following the termination of employment. In connection with the termination of employment of an executive officer, all PSUs awarded to that executive officer are cancelled.

Estimate of Severance and Change in Control Benefits at Fiscal-Year End

The following table indicates the estimated payments and benefits that each of Messrs. Gupta, Folger, Ainsworth, Subramanian and Ms. Jarrett would have received under (a) their respective employment agreements, in the case of Mr. Gupta , (b) our severance guidelines applicable to executive officers, in the case of Messrs. Ainsworth, Folger, Subramanian and Ms. Jarrett and (c) each of their ERMAs, assuming in each case that the change in control of the Company, termination of their employment and/or retirement occurred at November 30, 2023.

These amounts are estimates only and do not necessarily reflect the actual amounts that would be paid to the named executive officer, which amounts would only be known at the time that he or she becomes entitled to such payment.

	Involuntary Termination[1] ($)	Change in Control Only[2] ($)	Involuntary Termination Following Change in Control[2][3] ($)
Yogesh Gupta			
Cash Severance	1,800,000	—	2,400,000
Pro Rata Bonus	600,000	600,000	600,000
Stock Options	920,727	—	1,279,872
Restricted Stock Units	2,383,305	—	3,116,717
Benefits[4]	42,782	—	57,042
Total	5,746,814	600,000	7,453,631
Anthony Folger			
Cash Severance	726,000	—	1,089,000
Pro Rata Bonus	286,000	—	286,000
Stock Options	353,706	—	591,629
Restricted Stock Units	622,083	—	1,151,796
Benefits[4]	38,417	—	57,626
Total	2,026,206	—	3,176,051
John Ainsworth			
Cash Severance	680,000	—	1,020,000
Pro Rata Bonus	255,000	—	255,000
Stock Options	113,559	—	228,883
Restricted Stock Units	297,361	—	546,517
Benefits[4]	28,575	—	42,863
Total	1,374,495	—	2,093,263
Loren Jarrett			
Cash Severance	680,000	—	1,020,000
Pro Rata Bonus	255,000	—	255,000
Stock Options	113,559	—	228,883
Restricted Stock Units	297,361	—	546,517
Benefits[4]	38,203	—	57,304
Total	1,384,123	—	2,107,704
Sundar Subramanian			
Cash Severance	680,000	—	1,020,000
Pro Rata Bonus	255,000	—	255,000
Stock Options	111,978	—	227,301
Restricted Stock Units	297,361	—	546,517
Benefits[4]	31,076	—	46,614
Total	1,375,415	—	2,095,432

[1] The amounts shown in the first column, with respect to stock options and RSUs, represent the value of certain unvested options and RSUs becoming fully vested and are calculated using the exercise price for each unvested stock option and the closing price of our common stock on November 30, 2023 (the last trading day of our fiscal 2023), which was $53.86. In the event of an involuntary termination, all unvested PSUs awarded to an individual under our Long-Term Incentive Plans (LTIP) are cancelled.

(2) In the event of a change in control, there is no accelerated vesting of outstanding stock options or shares of restricted stock or restricted units provided that the acquirer assumes all such outstanding stock options and shares of restricted stock or restricted units held by the individual. These tables have been prepared under that assumption. However, if the acquirer does not assume all outstanding stock options and shares of restricted stock or restricted units of the individual, (i) in the case of Mr. Gupta there is limited (12 month) accelerated vesting of stock options and RSUs in the event of a change in control, which values, based on the closing price of our common stock on November 30, 2023, are $634,084 and $1,683,664, respectively, and (ii) in the case of Messrs. Folger, Ainsworth, Subramanian and Ms. Jarrett, there is limited (12 month) accelerated vesting of stock options and RSUs, and the values of stock options and RSUs indicated in the first column would apply upon a change in control. The amounts referenced in the foregoing sentence have been calculated using the exercise price for each unvested stock option and the closing price of our common stock on November 30, 2023, which was $53.86. Under the terms of the LTIP, in the event of a change in control, grantees are entitled to accelerated determination of PSUs earned under outstanding LTIP awards, unless the acquirer assumes such LTIP awards. Upon the change in control, our Compensation Committee will determine the number of PSUs that are eligible to be earned based on the actual attainment of the relevant metrics as of the change in control. Those PSUs determined to be earned will not become fully vested until the conclusion of the original three-year performance period, subject to the continued employment of the grantee through such date. Additionally, under the terms of the LTIP, in the event of an involuntary termination following a change in control, grantees are entitled to accelerated payout of PSUs determined to be earned under outstanding LTIP awards as of the change in control. For purposes of computing amounts attributable to accelerated vesting, the columns exclude all unvested PSUs awarded under our LTIP as those amounts are undeterminable.

(3) The amounts shown reflect the value of certain unvested equity awards becoming fully vested in the event of an involuntary termination within 24 months following a change in control for Mr. Gupta, and involuntary termination within 12 months following a change in control for each of Messrs. Folger, Ainsworth, Subramanian and Ms. Jarrett.

(4) Represents the estimated value of continuing benefits (medical, dental, vision and life insurance) for:

   a. 18 months in the case of an involuntary termination of Mr. Gupta's employment; and

   b. 12 months in the case of an involuntary termination of employment of Messrs. Folger, Ainsworth and Subramanian and Ms. Jarrett, other than in connection with a change in control; 18 months, in the case of an involuntary termination in connection with a change in control.

CEO Pay Ratio

In accordance with SEC rules, we are providing the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee. The 2023 annual total compensation of our CEO Mr. Gupta is $8,635,534, the 2023 annual total compensation of our median compensated employee is $81,146, and the ratio of these amounts is 106 to 1. Progress recalculates the median employee each year for purposes of this ratio in order to capture growth and variation in our employee population due to our acquisitive growth strategy.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our human resources system of record and the methodology described below. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

For purposes of identifying our median compensated employee, we used our global employee population as of November 1, 2023, identified based on our human resources system of record. We utilized total direct compensation as our consistently applied compensation measure. In this context, total direct compensation means the applicable annual fixed pay determined as of November 1, 2023, the annual incentive cash target amount or commission target amount payable for service in 2023 and the approved value of the annual equity awards granted during 2023. To identify our median compensated employee, we then calculated the total direct compensation for our global employee population, converted other currencies to U.S. dollars as of November 30, 2023, and ordered the employees based on their total direct compensation.

To compute the pay ratio, we then calculated both the CEO and median employee's annual total compensation pursuant to the proxy disclosure rules and compared the annual total compensation of the CEO to that of the median employee.

Progress®

Pay Versus Performance

The following table sets forth information regarding the Company's performance and the "compensation actually paid" to our NEOs, as calculated in accordance with applicable SEC rules. In accordance with the transitional relief under the SEC rules, only three years of information is required as this is the Company's first year of disclosure under Item 402(v) of Regulation S-K.

| | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
Fiscal Year (a)	Summary Compensation Table Total for PEO($)[1][2] (b)	Compensation Actually Paid to PEO($)[3] (c)	Average Summary Compensation Table Total for non-PEO NEOs($)[1][2] (d)	Average Compensation Actually Paid to non-PEO NEOs($)[3] (e)	PRGS Total Stockholder Return($)[4] (f)	NASDAQ Computer Index Total Stockholder Return($)[4][5] (g)	Net Income ($M) (h)	Non-GAAP Operating Income ($M)[6] (i)
2023	8,635,534	9,246,854	2,380,214	2,526,879	134.31	148.35	194.2	270.6
2022	6,900,213	12,820,362	1,928,895	3,424,464	132.97	102.36	182.8	242.1
2021	6,019,029	13,091,651	2,440,870	4,036,210	120.82	142.39	172.9	229.2

[1] The Principal Executive Officer ("PEO") and non-PEO NEOs for the applicable years were as follows:

- 2023: Mr. Gupta served as the PEO for the entirety of 2023. The Company's other NEOs for 2023 were: Anthony Folger, John Ainsworth, Loren Jarrett and Sundar Subramanian.
- 2022: Mr. Gupta served as the PEO for the entirety of 2022. The Company's other NEOs for 2022 were: Anthony Folger, John Ainsworth, Loren Jarrett and Jeremy Segal.
- 2021: Mr. Gupta served as the PEO for the entirety of 2021. The Company's other NEOs for 2021 were: Anthony Folger, Stephen Faberman, Loren Jarrett and Gary Quinn.

[2] Amounts reported in this column represent (i) the total compensation reported in the Summary Compensation Table for the applicable year in which the NEO served as PEO in the case of Mr. Gupta and (ii) the average of the total compensation reported in the Summary Compensation Table for the applicable year for the Company's other NEOs reported for the applicable year.

[3] To calculate the compensation actually paid ("CAP"), adjustments were made to the amounts reported in the Summary Compensation Table for the applicable year. A reconciliation of the adjustments for Mr. Gupta and for the average of the other NEOs is set forth following the footnotes to this table.

[4] Pursuant to rules of the SEC, the comparison assumes $100 was invested on November 30, 2020. Historic stock price performance is not necessarily indicative of future stock price performance.

[5] The TSR Peer Group consists of the NASDAQ Computer Index, an independently prepared index (and which is used for the Company's stock performance chart in the Annual Report on Form 10-K for the year ended November 30, 2023).

[6] As noted in "Compensation Discussion and Analysis," the Compensation Committee selected Non-GAAP Operating Income as a key metric for evaluating and rewarding management's performance in the 2023 incentive program design. This measure is used to determine the payout of 40% of the 2023 corporate bonus plan, as well as 75% of the LTIP (on a three-year aggregated basis), and is aligned with the earnings we have reported to stockholders on a quarterly basis.

The following tables set forth the detailed calculation from SCT Total to Compensation Actually Paid for the PEO and NEOs, respectively:

	PEO		
Fiscal Year	**2021**	**2022**	**2023**
SCT Total	$6,019,029	$6,900,213	$8,635,534
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	($4,557,407)	($5,642,964)	($7,184,594)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$5,272,547	$7,164,080	$6,944,482
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	$5,407,403	$4,351,106	$26,379
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$452,241	$419,596	$553,066
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$497,837	($371,669)	$271,987
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	—	—	—
Compensation Actually Paid	**$13,091,651**	**$12,820,362**	**$9,246,854**

	NEO		
Fiscal Year	**2021**	**2022**	**2023**
SCT Total	$2,440,870	$1,928,895	$2,380,214
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	($1,688,435)	($1,282,551)	($1,590,901)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$1,922,508	$1,628,288	$1,537,748
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	$1,142,112	$1,115,953	$7,467
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$105,531	$95,362	$122,452
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$113,625	($61,483)	$69,899
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	—	—	—
Compensation Actually Paid	**$4,036,210**	**$3,424,464**	**$2,526,879**

Relationship Between Pay and Performance

We believe the "Compensation Actually Paid" in each of the years reported above and over the three-year cumulative period are reflective of the Compensation Committee's emphasis on "pay-for-performance." "Compensation Actually Paid" is higher than our Summary Compensation Total figures in each year due to the increased value of performance-based and equity compensation as a result of strong stock price performance over the three-year period.

The following charts provide a description of the relationship between the "Compensation Actually Paid" to the PEO and average of non-PEO NEOs and respective metrics.







Tabular List of Financial Performance Measures

The following is a list of financial performance measures, which in our assessment represent the most important financial performance measures used by the Company to link compensation actually paid to the NEOs for 2023. Please see the "Compensation Discussion and Analysis" for a further description of the metrics used in the Company's executive compensation program.

1. Non-GAAP Operating Income – incentivizes profitability and operation efficiency
2. Non-GAAP Revenue – broad topline financial metric incentivizing business development and growth
3. Adjusted Free Cash Flow – reflects disciplined management of the business to generate cash for investment and capital returns



Proposal 3

Approve an increase in the number of shares authorized for issuance under our 2008 Plan, as Amended and Restated

✅ Our Board of Directors recommends that you vote **FOR** this proposal.

We are asking our stockholders to approve the amendment and restatement of the Progress Software Corporation 2008 Stock Option and Incentive Plan (the "2008 Plan"). The 2008 Plan was originally adopted by our stockholders at the annual meeting of stockholders held on April 23, 2008; amended by our Board of Directors on March 18, 2010, which amendment was approved by our stockholders at the annual meeting of stockholders held on April 27, 2010; amended and restated by our Board of Directors on May 6, 2013, which amendment and restatement was approved by our stockholders at the annual meeting of stockholders held on June 6, 2013; and amended and restated by our Board of Directors on March 23, 2021, which amendment and restatement was approved by our stockholders at the annual meeting of stockholders held on May 18, 2021. Our Board of Directors approved the Amended and Restated 2008 Plan (the "Amended 2008 Plan") on March 19, 2024, subject to stockholder approval, to make an additional 4,665,000 shares of our common stock available for the issuance of awards under the Amended 2008 Plan, as well as the other changes. The changes to and material features of the Amended 2008 Plan are described below. If approved by the Company's stockholders, the Amended 2008 Plan will become effective on the date of such shareholder approval.

Under the 2008 Plan, as of March 1, 2024, equity awards covering 4,115,126 shares were outstanding. Due to the conversion rate provision of the 2008 Plan (as described below), the equity awards outstanding counted as 7,020,504 shares against the 2008 Plan share reserve. As of March 1, 2024, 860,093 shares remained available for future grants, subject to the conversion rate provision. Given our current grant practices and anticipated needs, we expect to exhaust the existing share reserve in less than one year. We consider it important to maintain a strong association between compensation of our employees and service providers and our stockholders' long-term interests. Awards under the Amended 2008 Plan are intended to provide our employees significant incentive to protect and enhance stockholder value. We believe that there is an insufficient number of shares remaining available for new grants under our 2008 Plan to sustain these important stock-based incentives. If stockholders approve the Amended 2008 Plan, we expect that the shares available will meet our anticipated needs for approximately three years, subject to changes in business conditions or other trends.

In addition to the increase of authorized shares by 4,665,000, the Amended 2008 Plan also includes the following key changes to:

- Modify the conversion rate for grants of Full Value Awards from 2.25 to 1.5;
- Remove Code Section 162(m) language that is no longer applicable with the elimination of the performance-based compensation exemption), including removal of the maximum performance-based award individual limit during any one calendar year;
- Removal of the individual limit for stock options and stock appreciation rights during any one calendar year;
- Increase the maximum permitted term for stock options granted from 7 to 10 years;
- Reduce the minimum permitted vesting period for time-based deferred stock awards, including restricted stock units, from 3 years to 1 year;
- Increase by 4,665,000 the maximum number of shares of stock that may be issued in the form of incentive stock options;
- Clarify that payment of dividends or dividend equivalents on unvested awards is prohibited;
- Revise the termination date to March 18, 2034; and
- Update the stockholder voting requirements to align with the Company's Bylaws.

Termination of 2004 Inducement Plan

At its March 19, 2024, meeting, the Board of Directors also took action to terminate the Company's 2004 Inducement Plan. At the time of its termination, there were 466,716 shares available to be granted under the 2004 Inducement Plan. No further awards will be granted under the 2004 Inducement Plan.

Proposed Modification to the Conversion Rate Provision

The 2008 Plan contains a conversion rate provision, sometimes referred to as a "fungible share counting" structure. We originally adopted the 2008 Plan with a conversion rate provision in its design after consultation with advisors in 2008 to determine what structure would best align the interests of the Company and its stockholders. This 2008 Plan structure offers the Company flexibility in determining what types of equity awards are best suited for its needs within the overall authorized share pool, recognizing that certain types of awards may be more valuable than others. Accordingly, for purposes of determining the number of shares available under the 2008 Plan, stock-based awards other than stock options and stock appreciation rights ("Full Value Awards") are counted against the authorized share pool differently than stock options and stock appreciation rights. Under the 2008 Plan, each share issued pursuant to a stock award that is a Full Value Award reduces the number of shares available for issuance by 2.25 shares for each share issued pursuant to a Full Value Award. Similarly, the number of shares available for issuance under the 2008 Plan is increased by 2.25 shares for each share that becomes available again for issuance under the terms of the 2008 Plan subject to a Full Value Award.

We are proposing that the conversion rate for Full Value Awards in the Amended 2008 Plan be reduced from 2.25 shares to 1.5 shares, effective for grants of Full Value Awards made on or after the 2024 Annual Meeting, so that each share issued pursuant to such grants of Full Value Awards would reduce the number of shares available out of the authorized share pool by 1.5 shares, and each share that becomes available again for issuance under the terms of the Amended 2008 Plan with respect to any Full Value Award granted after approval of this proposal would increase the number of shares available out of the authorized share pool by 1.5 shares. The Board is recommending this change to the Amended 2008 Plan because it believes the revised conversion rate is more appropriate.

Why Adding Shares to the 2008 Plan is Important

Our Board believes that the Amended 2008 Plan is a vital component of our employee compensation programs, allowing us the ability to compensate our employees, consultants and non-employee directors whose contributions are important to our success. It helps to create a culture of ownership in our future that aligns directly to our Progress values. We operate in a competitive market and new hire grants are essential in helping us attract talented individuals around the globe. We believe our stock-based compensation programs enable us to maintain our competitive position regarding recruiting and retaining highly skilled and engaged personnel.

We believe that the availability of an adequate reserve of shares for issuance under the Amended 2008 Plan is central to this objective. On March 19, 2024, our Board of Directors unanimously approved the Amended 2008 Plan, which includes an increase in the number of shares of our common stock reserved for issuance under the 2008 Plan by 4,665,000 shares. If the increase is approved by stockholders, there will be 5,525,093 shares available for grant. A copy of the Amended 2008 Plan, as proposed to be amended, is attached as Appendix A to this proxy statement.

In addition to the 2008 Plan, we currently have one other equity plan that has not been approved by stockholders, which is the 2002 Nonqualified Stock Plan (the "2002 Plan"). The 2002 Plan permits the issuance of stock options to individuals who are not our directors or officers. The 2002 Plan does not contain an adequate reserve of shares and does not permit broad-based equity awards of the type we utilize as part of our equity-based compensation programs for us to rely on that plan. Furthermore, we cannot replenish shares under the 2002 Plan without stockholder approval.

The following table provides certain additional information regarding our equity incentive program:

	As of March 1, 2024
Total Shares Subject to Outstanding Stock Options	2,218,262
Total Shares Subject to Outstanding Full Value Awards[1]	2,324,302
Weighted-Average Exercise Price of Outstanding Stock Options	$45.81
Weighted-Average Remaining Term of Outstanding Stock Options	4.27 years
Total Shares Available for Grant under the 2008 Plan and the 2002 Nonqualified Stock Plan (excluding the 4,665,000 for which we are seeking approval in this Proposal 3)	957,001
Total Common Stock Outstanding	43,218,493
Closing Price of Common Stock as Reported on Nasdaq Global Select Market	$53.35

[1] Full value awards are stock awards or units (other than options), and the number of shares listed represents shares issuable to grantees in respect of the full value awards.

Highlights of the Plan. The following are highlights of certain provisions of the Amended 2008 Plan that are designed to protect stockholder interests:

- The Amended 2008 Plan does not contain an evergreen feature, meaning that the plan does not provide for automatic share reserve replenishment, and stockholder approval is required to add shares.

- Shares tendered or held back upon exercise of an option or a stock appreciation right to cover the exercise price or tax withholding are not available for future issuance under the Amended 2008 Plan.

- Upon exercise of Stock Appreciation Rights, the gross number of shares exercised will be deducted from the total number of shares remaining available for issuance under the Amended 2008 Plan.

- Shares that we repurchase on the open market with the proceeds of an option or stock appreciation right exercise price will not be available for issuance under the Amended 2008 Plan.

- We may not, without stockholder approval, reduce the option exercise price of any option, except in the case of adjustments for certain changes in our capitalization or sale events.

- We may not, without stockholder approval, cancel any outstanding option that has an exercise price greater than the then current fair market value of the stock underlying such option in exchange for cash or other awards under the Amended 2008 Plan, except in the case of adjustments for certain changes in our capitalization or sale events.

- For any restricted stock or deferred stock, including restricted stock units, granted to employees that has a performance-based goal, the restriction period with respect to such shares is not less than one year; and for any restricted stock or deferred stock, including restricted stock units, granted to employees that has a time-based restriction, the total restriction period with respect to such shares is not less than one year (provided, however, that restricted stock or deferred stock, including restricted stock units, with a time-based restriction may become vested incrementally over the vesting period).

The Size of Our Share Reserve Request Is Reasonable. If the Amended 2008 Plan is approved, we will have approximately 5.8 million shares available for grant under our equity plans after our 2024 Annual Meeting, of which, approximately 5.7 million shares will be available for grant under the Amended 2008 Plan. Because substantially all of our equity awards come from the 2008 Plan and there are limitations as to the eligible recipients of awards and types of awards we can make under the 2002 Plan, we anticipate that the approximately 5.7 million shares available for issuance under the Amended 2008 Plan will be sufficient to provide an approximate three-year pool of shares beginning after the end of fiscal 2024, subject to changes in business conditions, acquisitions or other needs. This three-year share pool is necessary to allow us to thoughtfully manage our existing employee base and also retain critical talent as we pursue our total growth strategy initiatives.

Potential Dilution Is Reasonable with Size of the Share Reserve Request. The following table sets forth the number of shares authorized for future issuance, along with the equity dilution represented by the shares available for future awards, as a percentage of the 43,218,493 shares of our common stock outstanding on March 1, 2024, both with respect to the shares currently available for issuance under the 2008 Plan, and the additional shares available for issuance under the Amended 2008 Plan requested by this proposal.

	Total Shares Available	Equity Dilution: Percent of Common Shares Outstanding
Shares available for future awards under the 2008 Plan	860,093	1.99%
Shares available for future awards under the 2002 Nonqualified Stock Plan	96,908	0.22%
Requested additional shares for future awards under the Amended 2008 Plan	4,665,000	10.79%
Total shares available for future awards after approval of the Amended 2008 Plan[1]	5,622,001	13.01%

[1] Because the 2004 Inducement Plan was terminated in March 2024, no future awards will be made under this plan, and it is not reflected in this table.

The following table provides information regarding our overhang, or the percentage of outstanding shares represented by all outstanding equity awards and shares available for future awards under all plans as of March 1, 2024:

Basic diluted overhang[1]	23.83%
Fully diluted overhang[2]	19.25%

[1] Basic diluted overhang is calculated as (i) all shares issuable upon exercise of outstanding stock options and vesting of outstanding full value awards plus shares available for future awards, divided by (ii) common shares outstanding.

[2] Fully diluted overhang is calculated as (i) all shares issuable upon exercise of outstanding stock options and vesting of outstanding full value awards plus shares available for future awards, divided by (ii) common shares outstanding plus the shares in the numerator.

Actual dilution will depend on several factors, including the types of awards made under the Amended 2008 Plan.

Burn Rate Is Reasonable. In determining whether to approve the amendment to the Amended 2008 Plan, our Board and Compensation Committee took into consideration our appropriate usage under our plans to avoid excessive stockholder dilution. The following table shows our awards granted and responsible burn rate history for each of the fiscal years indicated. The burn rates were calculated using the 2.25 conversion rate in effect under the 2008 Plan (described below under "*Shares Available for Awards*") for Full Value Awards Granted and Full Value Awards Cancelled. Full Value Awards Granted and Full Value Awards Cancelled include deferred stock awards (including RSUs, PSUs, DSUs) and restricted stock awards. Our historical three-year average net burn rate is 4.65%. Based on our judicious use of shares under our stock plans, as shown in the table below, the Board has determined that the increase in the number of shares available for issuance under the Amended 2008 Plan is reasonable.

Our future burn rate will depend on a number of factors, including the number of participants in the Amended 2008 Plan, the price per share of our shares, any changes to our compensation strategy, changes in business practices or industry standards, changes in our capital structure due to stock splits or similar events, the compensation practices of our competitors or changes in compensation practices in the market generally, and the methodology used to establish the equity award mix.

	Fiscal Year 2023	Fiscal Year 2022	Fiscal Year 2021
Stock Options Granted	242,894	822,631	644,582
Full Value Awards Granted	2,152,487	1,953,162	1,326,983
Total Awards Granted (Stock Options and Full Value Awards)	2,395,381	2,775,793	1,971,565
Stock Options Cancelled	60,133	183,520	106,721
Full Value Awards Cancelled	124,241	311,321	282,587
Adjusted Total Awards (After Cancellations)	2,211,007	2,280,952	1,582,257
Weighted Average Common Shares Outstanding (basic)	43,456,129	43,475,005	43,915,554
Annual Gross Burn Rate[1]	5.51%	6.38%	4.49%
Annual Net Burn Rate[2]	5.09%	5.25%	3.60%

[1] Gross Burn Rate is defined as (shares subject to all equity incentive awards granted)/weighted average common shares outstanding.

[2] Net Burn Rate is defined as (shares subject to all equity incentive awards granted less shares subject to options and other equity incentives that that have been cancelled or were forfeited)/weighted average common shares outstanding.

> ### *Our Board of Directors recommends that you vote FOR the proposal to approve the Amended 2008 Plan, including an increase the number of shares authorized for issuance under the Amended 2008 Plan.*

Summary of the Provisions of the Amended 2008 Plan

General Terms

The following summary of the Amended 2008 Plan describes the most significant features of the Amended 2008 Plan. This summary is not intended to be complete and, is qualified in its entirety by the specific language of the Amended 2008 Plan, a copy of which is attached as Appendix A to this proxy statement.

- *Administration*. The Amended 2008 Plan is administered by our Compensation Committee, which is composed of at least two members of our Board who meet certain tests under the U.S. tax and securities laws for independence from our management. If there are not at least two such members, then the entire Board serves as the Compensation Committee for purposes of the plan.

- *Eligibility*. The Amended 2008 Plan permits the granting of awards to officers, directors, employees and key persons, including consultants and prospective employees, of the Company at the discretion of the Compensation Committee. The Compensation Committee selects the persons to whom awards are granted and the number, type and terms of the award granted. As of March 1, 2024, we had nine non-employee directors, eight executive officers (all of whom are employees), and approximately 2,300 employees.

- *Shares Available for Awards*. Subject to adjustment for certain changes in our capitalization, the maximum number of shares of common stock available for issuance under the Amended 2008 Plan (assuming shareholder approval) is equal to the sum of (i) 31,365,000, plus (ii) the number of shares of common stock that were available for grant on the adoption date of the 2008 Plan under the Old Stock Plans (our 1997 Stock Incentive Plan, our 1992 Incentive and Nonqualified Stock Option Plan and our 1994 Stock Incentive Plan, each of which was replaced upon adoption of our 2008 Plan), plus (iii) the number of shares of common stock underlying any grants pursuant to the Old Stock Plans that are forfeited, cancelled, repurchased or are terminated (other than by exercise) from and after the adoption date of the 2008 Plan, plus (iv) the number of shares of common stock underlying any grants pursuant to the Amended 2008 Plan that are forfeited, cancelled, repurchased or are terminated (other than by exercise).

- Shares tendered or held back upon exercise of a stock option or stock appreciation right to cover the exercise price or tax withholding are not available for future issuance under the Amended 2008 Plan. Shares tendered or held back upon settlement of any full value award to cover the purchase price or tax withholding are available for future issuance under the Amended 2008 Plan. Shares repurchased by us on the open market with the proceeds of a stock option or stock appreciation right exercise price will not be available for issuance under the Amended 2008 Plan. Upon exercise of stock appreciation rights, the gross number of shares exercised will be deducted from the total number of shares remaining available for issuance under the Amended 2008 Plan.

- For grants made prior to the 2024 Annual Meeting, the grant of any full value award (a stock award other than an option or stock appreciation right) will reduce the number of shares of common stock available for issuance under the 2008 Plan by 2.25 shares of common stock for each such share subject to the award. To the extent there is a share of common stock issuable pursuant to a full value award under the Amended 2008 Plan granted prior to the 2024 Annual Meeting and such share becomes available again for issuance under the Amended 2008 Plan pursuant to the preceding paragraph, then the number of shares of common stock available for issuance under the 2008 Plan will increase by 2.25 shares. Subject to stockholder approval, the conversion rate for full value awards granted and forfeited with respect to grants made after the 2024 Annual Meeting will be 1.5. The grant of an option or a stock appreciation right reduces the number of shares of common stock available for issuance by one share of common stock for each share subject to the award.

- Subject to adjustment for certain changes in our capitalization, the maximum number of shares of stock that may be issued in the form of incentive stock options under the Amended 2008 Plan may not exceed 19,365,000. Shares available for issuance under the Amended 2008 Plan may be authorized but unissued shares of common stock or shares of stock we repurchase.

- The Amended 2008 Plan prohibits the payment of dividends or dividend equivalents on unvested awards for all equity award types.

Types of Awards. Awards under the Amended 2008 Plan include stock options (both incentive and non-qualified), stock appreciation rights, restricted stock awards, unrestricted stock awards, performance share awards, deferred stock awards (including restricted stock units), cash-based awards and dividend equivalent rights.

Stock Options.

- The Amended 2008 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options, or Incentive Options, under Section 422 of the Code, and (2) options that do not so qualify, or Non-Qualified Options.

- The option exercise price of each option is determined by the Compensation Committee but may not be less than 100% of the fair market value of the shares on the date of grant.

- The term of each option is fixed by the Compensation Committee and may not exceed ten years from date of grant. The Compensation Committee determines at what time or times each option may be exercised and, subject to the provisions of the Amended 2008 Plan, the period of time, if any, after death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments, and the exercisability of options may be accelerated by the Compensation Committee.

- To qualify as Incentive Options, options must meet additional requirements, including a $100,000 per year limitation on the value of shares subject to Incentive Options which first become exercisable in any one year, and a maximum five-year term and exercise price of at least 110% of fair market value in the case of greater-than-10% stockholders.

Stock Appreciation Rights.

- The Compensation Committee may also grant stock appreciation rights which entitle the holder to receive, upon exercise, common stock having a fair market value equal to the amount by which the fair market value of our common stock on the date of exercise exceeds the exercise price of the stock appreciation right, multiplied by the number of shares with respect to which the stock appreciation right is exercised.

- Stock appreciation rights may be granted in conjunction with an option, in which event, upon exercise of one of the awards, the number of shares with respect to which the other award may be exercised is correspondingly reduced.
- The exercise price of a stock appreciation right is determined by the Compensation Committee but is not to be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right is fixed by the Compensation Committee and may not exceed seven years.

Restricted Stock Awards.

- The Compensation Committee may also award shares of common stock subject to such conditions and restrictions as the Compensation Committee may determine (we refer to such shares as "Restricted Stock").
- Conditions and restrictions may include provisions for vesting conditioned upon the achievement of certain performance objectives and/or continued employment with us through a specified vesting period. In the event awards of Restricted Stock granted to employees have a performance-based goal, the restriction period will be at least one year, and in the event awards of Restricted Stock granted to employees have a time-based restriction, the restriction period will be at least three years, but vesting can occur incrementally over the three-year period. The purchase price, if any, of shares of Restricted Stock is determined by the Compensation Committee.
- Restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of expect as specifically provided in the Amended 2008 Plan or in the Restricted Stock award agreement.

Unrestricted Stock Awards.

- The Compensation Committee may also grant shares of common stock (at no cost or for a purchase price determined by the Compensation Committee which shall not be less than fair market value) which are free from any restrictions under the Amended 2008 Plan (we refer to such shares as "Unrestricted Stock").
- Unrestricted Stock may be issued to employees in recognition of past services or other valid consideration and may be issued in lieu of cash bonuses to be paid to employees pursuant to our other bonus plans.

Performance Share Awards.

- The Compensation Committee may also grant performance share awards entitling the recipient to receive shares of common stock upon the achievement of individual or company performance goals and such other conditions as the Compensation Committee determines.
- The Compensation Committee determines whether and to whom performance share awards are granted, the applicable performance goals, the periods during which performance is to be measured, which may not be less than one year, and such other limitations and conditions as the Compensation Committee determines.
- A grantee receiving a performance share award has the rights of a stockholder only as to shares actually received by the grantee under the Amended 2008 Plan and not with respect to shares subject to the performance share award but not actually received by the grantee. Except as may otherwise be provided by the Compensation Committee, a grantee's rights in all performance share awards will automatically terminate upon the grantee's termination of employment (or cessation of service relationship) with us and our subsidiaries for any reason.

Deferred Stock Awards (including Restricted Stock Unit Awards).

- The Compensation Committee may award units as deferred stock or restricted stock unit awards to participants. Such stock unit awards are ultimately payable in the form of shares of common stock and may be subject to such conditions and restrictions as the Compensation Committee may determine.
- Conditions and restrictions may include the achievement of certain performance objectives and/or continued employment with us through a specified vesting period. However, in the event these awards granted to employees have a performance-based goal, the restriction period will be at least one year, and in the event these awards granted to employees have a time-based restriction, the restriction period will be at least one year, but vesting can occur incrementally over the vesting period.

Cash-based Awards.

- The Compensation Committee may also grant cash-based awards upon such terms and conditions as determined by the Compensation Committee, including the achievement of individual or company performance goals. Payment of cash-based awards may be settled in cash or shares of our common stock as determined by the Compensation Committee.

Dividend Equivalent Rights.

- The Compensation Committee may grant dividend equivalent rights which entitle the participant to receive credits for dividends that would be paid if the participant had held specified shares of common stock. Dividend equivalent rights may be granted to a participant as a component of deferred stock awards, restricted stock unit awards, restricted stock awards or performance share awards or as a freestanding award. Dividend equivalent rights may be settled in cash, shares of common stock or a combination thereof, in a single installment or installments, as specified in the award.

- A Dividend Equivalent Right granted as a component of a deferred stock award, restricted stock unit award, restricted stock award or performance share award must provide that such Dividend Equivalent Right shall be subject to all of the same terms and conditions and settled upon settlement or payment of, or lapse of restrictions on, such other Award, and that such Dividend Equivalent Right will expire or be forfeited or annulled under the same conditions as such other Award. Thus, the 2008 Plan prohibits the payment of dividends or dividend equivalents on unvested awards for all equity award types.

Performance-Based Awards.

- The Amended 2008 Plan provides for the grant of performance-based stock and cash awards. Any employee or other key person providing services to us may be granted a performance-based award in the form of a restricted stock award, deferred stock award (including restricted stock units), performance share award or cash-based award payable upon the attainment of performance goals that are established by the Compensation Committee.

- The performance goals can relate to one or more of the following performance criteria (which may be applicable to the company or a unit, division, group or subsidiary of the company), in each case on a specified date or over any period determined by the Compensation Committee: revenue, non-GAAP operating income, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of the common stock, economic value-added, sales or revenue, acquisitions or strategic transactions, cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity or investment, total stockholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, working capital, earnings (loss) per share of common stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

- The Compensation Committee may adjust or modify the calculation of performance goals for a performance period in order to prevent the dilution or enlargement of the rights of an individual (i) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development, (ii) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the company, or the financial statements of the company, or (iii) in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles or business conditions.

Amendments and Termination. Our Board of Directors may at any time amend or discontinue the Amended 2008 Plan and the Compensation Committee may at any time amend or cancel outstanding awards (or provide substitute awards at the same exercise or purchase price and covering the same number of shares) for the purpose of satisfying changes in the law or for any other lawful purpose. Among other things, the Compensation Committee has the authority to accelerate the exercisability or vesting of an award (except Restricted Stock Awards or Deferred Stock Awards other than in the context of a Sale Event) or extend the period for exercise of an award. However, no action may be taken which adversely affects any rights under outstanding awards without the holder's consent. No grants may be made under the Amended 2008 Plan after March 18, 2034.

Unless approved by our stockholders, in no event may the Compensation Committee exercise its discretion to (i) reduce the exercise price of outstanding stock options or stock appreciation rights or (ii) cancel any outstanding stock option or stock appreciation right that has an exercise price greater than the then current fair market value of our common stock in exchange for cash or other awards under the Amended 2008 Plan. In addition, no amendment, unless approved by our stockholders, shall be effective if it would cause a material increase in the number of shares authorized under the Amended 2008 Plan, a material increase in the benefits accruing to participants under the Amended 2008 Plan, or a change in the eligible class of recipients under the Amended 2008 Plan.

Sale Event Provisions. The Amended 2008 Plan provides that in the event of a "Sale Event" (as defined in the Amended 2008 Plan), if awards are not assumed or otherwise continued in the transaction, the Compensation Committee will accelerate the exercisability and vesting of all outstanding awards. In that instance, the Compensation Committee may provide a cash payment to holders of full value awards equal to the per share cash consideration and to holders of options and stock appreciation rights equal to the difference between the per share cash consideration and the exercise price of the option or stock appreciation rights. Alternatively, the Compensation Committee may also cancel outstanding options and other awards effective upon the Sale Event, provided that holders have a period of time prior to such date in which to exercise such options and stock appreciation rights. In addition, the Compensation Committee may also grant substitute awards or accelerate the vesting of any awards and waive conditions and restrictions on any awards to the extent it may determine appropriate in the context of a Sale Event.

New Plan Benefits. The granting of awards under the Amended 2008 Plan is discretionary, and we cannot now determine the benefits or amounts that will be received by or allocated to our executive officers, non-executive directors and employees under the Amended 2008 Plan. Consequently, no New Plan Benefits Table is included in this proxy statement.

Awards Granted Under the 2008 Plan. The awards actually granted under the 2008 Plan to our named executive officers in 2023 are described in the executive compensation tables within the "Compensation Discussion and Analysis" section of this proxy statement. The equity grant program for our non-employee directors is described under the "Director Compensation" section in this proxy statement.

On March 1, 2024, the last reported sale price of our common stock on the Nasdaq was $53.35. The following table sets forth, for each of the individuals and various groups indicated, the number of awards granted under the 2008 Plan as of March 1, 2024. The number of restricted stock units, performance stock units and deferred stock units in the table below refers to the actual number of awards granted (including any awards that have already vested). These award numbers do not take into account the effect of any awards that have been cancelled or that have expired unexercised.

Name of Beneficial Owner	Number of Options Granted	Number of Restricted Stock Units Granted	Number of Performance Stock Units Granted[1]	Number of Deferred Stock Units Granted	Number of Restricted Stock Awards Granted
Named Executive Officers:					
Yogesh Gupta, President and Chief Executive Officer	797,075	336,542	469,061	—	—
Anthony Folger, Chief Financial Officer	196,893	70,660	117,765	—	—
John Ainsworth, Executive Vice President and General Manager, Application and Data Platform	139,013	64,639	80,344	—	—
Loren Jarrett, Executive Vice President and General Manager Digital Experience	139,013	64,639	80,344	—	—
Sundar Subramanian, Executive Vice President and General Manager, Infrastructure Management	95,753	40,187	58,218	—	—
Each nominee for election as a director:					
John R. Egan	72,632	33,079	—	42,993	—
Paul T. Dacier	—	—	—	44,510	—
Rainer Gawlick	—	—	—	44,510	—
Charles F. Kane	45,498	44,272	—	55,240	—
Samskriti Y. King	—	—	—	36,935	—
David A. Krall	74,619	44,272	—	41,304	—
Angel T. Tucci	—	—	—	36,935	—
Vivian Vitale	—	—	—	22,043	—
All current executive officers as a group	1,546,486	662,626	891,910	—	—
All current directors who are not executive officers as a group	192,749	121,623	—	324,470	—
All current employees, including all current officers who are not executive officers, as a group	1,087,310	2,554,693	118,345	—	47,956

[1] Reflects PSUs at target.

Federal Tax Aspects of the Amended 2008 Plan

The following is a summary of the principal U.S. federal income tax consequences of transactions under the Amended 2008 Plan. It does not purport to be a complete description of all U.S. federal tax implications, nor does it discuss the income tax laws of any municipality, state or foreign country in which a recipient under the Amended 2008 Plan may reside or otherwise be subject to tax. Recipients of equity awards under the Amended 2008 Plan are strongly urged to consult their own tax advisor concerning the application of various tax laws that may apply to a recipient's particular situation.

Incentive Options. An optionee will not have income upon the grant of an Incentive Option. Also, except as described below, an optionee will not have income upon the exercise of an Incentive Option if the optionee has been employed by us at all times beginning with the option grant date and ending three months before the date the participant exercises the option. If the optionee has not been so employed during that time, then the optionee will be taxed as described below under "Non-Qualified Options." The exercise of an Incentive Option may result in alternative minimum tax liability for the optionee. If shares issued to an optionee pursuant to the exercise of an Incentive Option are not sold or transferred within two years from the date of grant and within one year after the date of exercise, then upon sale of such shares, any amount realized in excess of the option exercise price will be taxed to the optionee as a long-term capital gain and any loss sustained will be a long-term capital loss.

If shares of common stock acquired upon the exercise of an Incentive Option are disposed of prior to the expiration of the two-year or one-year holding periods described above (a "disqualifying disposition"), a portion of the profit will be ordinary income and a portion may be capital gain. This capital gain will be long-term if the participant has held the stock for more than one year and otherwise will be short-term. If a participant sells the stock at a loss (sales proceeds are less than the exercise price), then the loss will be a capital loss. This capital loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Non-Qualified Options. An optionee will not have income upon the grant of a Non-Qualified Option. Generally, (a) at exercise, the optionee will have compensation income in an amount equal to the difference between the exercise price and the fair market value of the shares on the date of exercise, and (b) at disposition of the shares acquired upon exercise, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares have been held.

Stock Appreciation Rights. A recipient will not have income upon the grant of a stock appreciation right. The recipient of a stock appreciation right will generally have compensation income equal to the fair market value of any common stock received upon exercise of the stock appreciation right. Upon the sale of the stock, the recipient will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the stock appreciation right was exercised. This capital gain or loss will be long-term if the recipient held the stock for more than one year and otherwise will be short-term.

Restricted Stock. A recipient of Restricted Stock generally will have compensation income equal to the fair market value of the stock at the time that the stock is no longer subject to a substantial risk of forfeiture, minus any amount paid for such stock. When the stock is sold, the recipient will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. However, a recipient who so elects under Section 83(b) of the Code, within 30 days of the date of issuance of the Restricted Stock, will have compensation income on the date of issuance equal to the fair market value of the shares of Restricted Stock at that time, minus any amount paid for such stock. When the stock is sold, the recipient will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant. Any capital gain or loss will be taxed at long-term capital gain rates if the participant held the stock for more than one year and otherwise will be taxed at short-term capital gain rates.

Unrestricted Stock. The recipient of Unrestricted Stock will generally have compensation income equal to the fair market value of such Unrestricted Stock on the date that such Unrestricted Stock is issued to the participant, minus any amount paid for such stock. When the stock is sold, the recipient will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Performance Share Awards. The recipient of a performance share award will generally have compensation income equal to the fair market value of any common stock issued under the award on the date of issuance of the shares, and we generally will be entitled to a deduction equal to the amount of ordinary income realized by the recipient. When the stock is sold, the recipient will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Deferred Stock Awards (including Restricted Stock Units). The recipient of a deferred stock award, including a restricted stock unit award, will not be subject to any income tax until the award is vested, or, as long as the requirements of Section 409A of the Code are satisfied, settled in shares of common stock. Upon vesting or settlement of the award in shares of common stock, the recipient will have compensation income equal to the fair market value of the common stock. We generally will be entitled to a deduction equal to the amount of ordinary income realized by the recipient. When the stock is sold, the recipient will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting or settlement date, as applicable. Any capital gain or loss will be long-term if the recipient held the stock for more than one year and otherwise will be short-term.

Cash-based Awards. The recipient of a cash-based award will generally have compensation income when the award is settled.

Dividends and Dividend Equivalents. The tax treatment of dividends paid on common stock (including Restricted Stock) will depend on the type of award granted to the recipient and the time at which the dividends or dividend equivalents are paid. Dividend equivalents paid with respect to deferred stock awards will generally be compensation income to the recipient.

Tax Consequences to the Company. There will be no tax consequences to us upon the grant of awards under the Amended 2008 Plan except that we will be entitled to a deduction when a participant has compensation income, subject to the limitations of Section 162(m) of the Code.



Proposal 4

Ratification of the Selection of Independent Registered Public Accounting Firm

Our Board of Directors recommends that you vote **FOR** the ratification of the selection of independent registered public accounting firm for fiscal year 2024.

Proposal four is to ratify the selection by the Audit Committee of Deloitte & Touche LLP ("Deloitte") as our independent registered public accounting firm for the current fiscal year ending November 30, 2024. Deloitte was the independent registered public accounting firm for the Company for the fiscal year ended November 30, 2023. Based on the Audit Committee's assessment of Deloitte's qualifications and performance, our Board believes Deloitte's retention for fiscal year 2024 is in the best interests of the Company.

Although ratification by stockholders is not required by law or by our bylaws, the Audit Committee believes that submission of its selection to stockholders is a matter of good corporate governance. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time if the Audit Committee believes that such a change would be in the best interests of the Company and its stockholders. If our stockholders do not ratify the selection of Deloitte, the Audit Committee will take that fact into consideration, together with such other factors it deems relevant, in determining its next selection of an independent registered public accounting firm.

We have been advised that a representative of Deloitte will attend the Annual Meeting. This representative will have the opportunity to make a statement if he or she desires and will be available to respond to appropriate questions presented during the meeting.

Evaluation of the Independent Auditor

The Audit Committee recognizes the importance of maintaining the independence—both in fact and appearance—of our independent auditor. Consistent with its charter, the Audit Committee regularly evaluates the qualifications, performance, compensation and independence of the independent auditor and its lead audit partner, including considering whether the auditor's quality controls are adequate and taking into account the opinions of management and internal auditors.

Quality of the independent audit firm and audit process

- Independent auditor firms are evaluated for risk based on financial stability, compliance with applicable laws and professional standards and the results of applicable inspections.

Alignment with Progress Software's core values

- Representatives of the independent auditor should reflect the Company's commitment to diversity, equity and inclusion.

Level of service provided by the independent audit firm

- Subject matter experts should be available to provide valuable insights on matters important to the Company.

Good faith negotiation of fees

- Fees incurred should be reasonable and commensurate with the fee estimates provided to the Audit Committee.

Tenure

After review and consideration, the Audit Committee believes that it is in the best interests of the Company to continue to retain Deloitte as our independent registered public accounting firm.

Benefits of Tenure

✔ **Improved audit quality.** During its tenure with the Company, Deloitte has gained significant institutional knowledge about our business and operations, accounting processes and internal controls on financial reporting.

✔ **Efficient fee structure.** Deloitte is able to leverage its institutional knowledge of the Company to design efficient audit plans that cover key risk areas while taking advantage of efficiencies around scoping, testing and other areas to reduce overall cost.

✔ **Benefits of continuity.** Any change in auditor would require significant education over an extended period of time to attain a comparable level of institutional knowledge and familiarity with Company controls and processes.

Key Independence Controls

✔ **Committee oversight.** To help mitigate any concerns about Deloitte's long tenure with the Company, the Audit Committee exercises oversight through continuous engagement and comprehensive annual review.

✔ **Pre-approval process.** The Audit Committee places limits on Deloitte's non-audit services, including the types of services to be provided, their estimated fees and a robust pre-approval process.

✔ **Internal independence controls.** Deloitte rotates its lead partner every five years and conducts periodic quality reviews of its work product. Further, Deloitte is subject to oversight by the SEC and PCAOB as well as peer reviews.

Independent Registered Public Accounting Firm Fees

Aggregate fees billed to us for services performed for the fiscal years ended November 30, 2023, and November 30, 2023, by our independent registered public accounting firm, Deloitte & Touche LLP, were as follows:

	2023	2022
Audit Fees[1]	$2,637,025	$2,332,291
Audit-Related Fees[2]	—	—
Tax Fees[3]	$ 7,842	$ 10,235
All Other Fees	$ 2,000	—
Total Fees	**$2,646,867**	**$2,342,526**

[1] Represents fees billed for each of the last two fiscal years for professional services rendered for the audit of our annual financial statements included in Form 10-K and reviews of financial statements included in our interim filings on Form 10-Q, as well as statutory audit fees related to our wholly-owned foreign subsidiaries. In accordance with the policy on Audit Committee pre-approval, 100% of audit services provided by the independent registered public accounting firm are pre-approved.

[2] Represents fees primarily for tax services. In accordance with the policy on Audit Committee pre-approval, 100% of tax services provided by the independent registered public accounting firm are pre-approved.

[3] Represents fees billed for access to technical accounting software resource provided by Deloitte.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee is responsible for appointing, setting compensation and overseeing the work of our independent registered public accounting firm. The Audit Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm.

Requests for specific services by the independent registered public accounting firm that comply with the auditor services policy are reviewed by our Finance, Tax and Internal Audit departments. Requests approved internally are aggregated and submitted to the Audit Committee in one of the following ways:

• Request for approval of services at a meeting of the Audit Committee; or
• Request for approval of services by the Chair of the Audit Committee and then the approval by the full committee at the next meeting of the Audit Committee.

The request may be made with respect to either specific services or a type of service for predictable or recurring services.

Audit Committee Report

Management is responsible for establishing and maintaining adequate internal control over financial reporting to ensure the integrity of the Company's financial statements. The Company's independent registered public accounting firm, Deloitte & Touche LLP ("Deloitte"), is responsible for performing an audit of the effectiveness of the Company's internal control over financial reporting in conjunction with an audit of the consolidated financial statements in accordance with standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and issuing opinions on the financial statements and the effectiveness of internal control over financial reporting.

The Audit Committee assisted the Board in its oversight of the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the qualifications and independence of the independent registered public accounting firm, risks relating to data privacy and cybersecurity and the steps management has taken to monitor and control such exposures and the performance of the independent registered public accounting firm. In addition, the Audit Committee focused on risks associated with M&A activities, including financial integration.

The full text of the Audit Committee's charter is available on the Company's governance page. The Audit Committee reviews the charter annually and evaluates the performance of the Company's independent registered public accounting firm and determines whether to reengage the current accounting firm or consider other accounting firms. As part of that process, the Audit Committee has met and held discussions with management and Deloitte regarding their planned audit of internal control over financial reporting and the financial statement audit.

The Audit Committee has received the written disclosures and the letter from Deloitte required by applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence and has discussed with Deloitte the independent accountant's independence.

The Audit Committee reviewed and discussed the Company's audited consolidated financial statements for the fiscal year ended November 30, 2023, with management and Deloitte. Management has represented to the Audit Committee that the financial statements were prepared in accordance with accounting principles generally accepted in the United States.

The Audit Committee met with Deloitte, with and without management present, to discuss the results of the audit and review procedures, including the evaluations of the Company's internal controls and the consolidated financial statements. The Audit Committee reviewed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Securities and Exchange Commission, including the matters required to be reviewed pursuant to Rule 207 of Regulation S-X.

Based on the above-mentioned reviews and discussions with management and Deloitte, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in its Annual Report on Form 10-K for the fiscal year ended November 30, 2023, for filing with the Securities and Exchange Commission.

No portion of this Audit Committee Report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), through any general statement incorporating by reference in its entirety the Proxy Statement in which this report appears, except to the extent that the Company specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed filed under either the Securities Act or the Exchange Act.

Respectfully submitted by the Audit Committee,

Charles F. Kane, Chair
Rainer Gawlick
Samskriti Y. King

Progress

Other Matters

Our Board of Directors knows of no other matters to be brought before the Annual Meeting. If any other matters are properly brought before the Annual Meeting, the persons appointed as proxies for the meeting intend to vote the shares represented by that proxy in accordance with their best judgment on such matters.

Certain Relationships and Related Persons Transactions

Review, Approval or Ratification of Transactions with Related Persons

Pursuant to the Audit Committee's charter, which can be found at www.progress.com under the heading "Corporate Governance" located on the "Investor Relations" page, the Audit Committee is responsible for the review and approval of related person transactions. A related person is a director, executive officer, nominee for director or certain stockholders of the Company since the beginning of the last fiscal year and their respective immediate family members. A related person transaction is a transaction involving: (1) the Company and any related person when the amount involved exceeds $120,000 and (2) the related person has a material direct or indirect interest.

We identify transactions for review and approval in accordance with the policies and procedures set forth in our Code of Conduct and Business Ethics, which can be found at www.progress.com under the heading "Corporate Governance" located on the "Investor Relations" page. The Code of Conduct and Business Ethics requires our employees, including our executive officers, to disclose any potential or actual conflicts of interest to their manager. This disclosure also applies to potential conflicts involving immediate family members of employees. We require our directors to complete a questionnaire intended to identify any transactions or potential transactions that must be reported per SEC rules and regulations. This questionnaire also requires our directors to promptly notify us of any changes during the year.

Transactions with Related Persons

During fiscal 2023, neither the Company nor its subsidiaries engaged in any transactions or series of similar transactions in which the amount involved exceeded $120,000 and in which any of our directors or executive officers, any holder of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had a direct or indirect material interest, nor are any such transactions currently proposed.

Information About Progress Software Common Stock Ownership

The following table sets forth certain information regarding beneficial ownership as of March 1, 2024:

- by each person who is known by us to beneficially own more than 5% of the outstanding shares of our common stock;
- by each of our directors and nominees for the Board of Directors;
- by each of our named executive officers; and
- by all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 1, 2024, through the exercise of any stock option, warrants or other rights.

The percentage of shares beneficially owned is based on 43,218,493 shares of our common stock outstanding as of March 1, 2024. In computing the number of shares of stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of our common stock subject to options that are currently vested or exercisable or that will become vested or exercisable within 60 days of March 1, 2024, restricted stock units that vest within 60 days of March 1, 2024, and fully vested deferred stock units or deferred stock units that vest within 60 days of March 1, 2024. However, we did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner[1]	Shares Beneficially Owned	Percent of Common Stock Beneficially Owned
BlackRock, Inc.[2] 50 Hudson Yards New York, NY 10001	7,202,708	16.7%
The Vanguard Group, Inc.[3] 100 Vanguard Blvd. Malvern, PA 19355	5,534,242	12.8%
John Ainsworth[4]	136,223	*
Paul T. Dacier[5]	40,575	*
John R. Egan[6]	39,058	*
Anthony Folger[7]	131,944	*
Rainer Gawlick[8]	41,575	*
Yogesh Gupta[9]	595,397	1.4%
Loren Jarrett[10]	83,816	*
Charles F. Kane[11]	63,175	*
Samskriti King[12]	33,000	*
David A. Krall[13]	102,706	*
Sundar Subramanian[14]	71,015	*
Angela Tucci[15]	33,000	*
Vivian Vitale[16]	18,108	*
All executive officers and directors as a group (16 persons)[17]	**1,443,180**	**3.3%**

*   Less than 1%

[1]   Subject to the other information contained in the footnotes to this table, all persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them, except for any community property interest owned by spouses and subject to community property laws where applicable and subject to the other information contained in the footnotes to this table. Unless otherwise noted, the address of such person is c/o Progress Software Corporation, 15 Wayside Road, Suite 400, Burlington, Massachusetts 01803.

[2]   Derived from Schedule 13G filed on January 22, 2024. The Schedule 13G/A reported that BlackRock, Inc. ("BlackRock"), a parent holding company through certain of its subsidiaries, beneficially owned 7,202,708 shares of our common stock, with sole voting power over 7,195,709 shares and sole dispositive power over 7,202,708 shares. The Schedule 13G indicates that more than 5% of our outstanding common stock is being held by the reporting person on behalf of Blackrock Fund Advisors. The address of BlackRock is 50 Hudson Yards, New York, NY 10001.

[3]   Derived from Schedule 13G/A filed on February 13, 2024. The Schedule 13G/A reported that The Vanguard Group, Inc. ("Vanguard"), an investment adviser, beneficially owned 5,534,242 shares of our common stock, with shared voting power over 81,602 shares, sole dispositive power over 5,406,000 shares and shared dispositive power over 128,242 shares. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

[4]   Includes 63,933 shares issuable upon the exercise of outstanding options that are exercisable as of March 1, 2024; 8,223 shares issuable upon the exercise of outstanding options that will be exercisable within 60 days of March 1, 2024; and 3,230 restricted stock units that will vest within 60 days of March 1, 2024.

[5]   Includes 40,575 fully vested deferred stock units.

[6]   Includes 39,058 fully vested deferred stock units.

(7) Includes 68,061 shares issuable upon the exercise of outstanding options that are exercisable as of March 1, 2024; 20,064 shares issuable upon the exercise of outstanding options that will be exercisable within 60 days of March 1, 2024; and 6,773 restricted stock units that will vest within 60 days of March 1, 2024.

(8) Includes 40,575 fully vested deferred stock units.

(9) Includes 344,375 shares issuable upon the exercise of outstanding options that are exercisable as of March 1, 2024; 46,193 shares issuable upon the exercise of outstanding options that will be exercisable within 60 days of March 1, 2024; and 18,271 restricted stock units that will vest within 60 days of March 1, 2024.

(10) Includes 50,662 shares issuable upon the exercise of outstanding options that are exercisable as of March 1, 2024; 8,223 shares issuable upon the exercise of outstanding options that will be exercisable within 60 days of March 1, 2024; and 3,230 restricted stock units that will vest within 60 days of March 1, 2024.

(11) Includes 51,305 fully vested deferred stock units.

(12) Includes 33,000 fully vested deferred stock units.

(13) Includes 37,369 fully vested deferred stock units.

(14) Includes 44,399 shares issuable upon the exercise of outstanding options that are exercisable as of March 1, 2024; 7,987 shares issuable upon the exercise of outstanding options that will be exercisable within 60 days of March 1, 2024; and 3,230 restricted stock units that will vest within 60 days of March 1, 2024.

(15) Includes 33,000 fully vested deferred stock units.

(16) Includes 18,108 fully vested deferred stock units.

(17) Includes 606,781 shares issuable upon the exercise of outstanding options that are exercisable as of March 1, 2024; 106,168 shares issuable upon the exercise of outstanding options that will be exercisable within 60 days of March 1, 2024; and 41,978 restricted stock units that will vest within 60 days of March 1, 2024.

Equity Compensation Plan Information

Information related to securities authorized for issuance under equity compensation plans as of November 30, 2023, is as follows (in thousands, except per-share data):

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by stockholders[1]	2,887[2]	$44.59	4,092[3]
Equity compensation plans not approved by stockholders[4]	472	$42.43	560
Total	3,359	$44.09	4,652

(1) Consists of the 1992 Incentive and Nonqualified Stock Option Plan, 1994 Stock Incentive Plan, 1997 Stock Incentive Plan, 2008 Plan and 1991 Employee Stock Purchase Plan ("ESPP").

(2) Includes 1,307,000 restricted stock units under our 2008 Plan. Does not include purchase rights accruing under the ESPP because the purchase price (and therefore the number of shares to be purchased) will not be determined until the end of the purchase period.

(3) Includes 1,107,000 shares available for future issuance under the ESPP.

(4) Consists of the 2002 Nonqualified Stock Plan (described below) and the 2004 Inducement Plan. The Board took action to terminate the 2004 Inducement Plan in March 2024.

The 2002 Nonqualified Stock Plan (the "2002 Plan") is an equity compensation plan of the Company, for which the approval of stockholders was not required. Executive officers and members of the Board of Directors are not eligible for awards under the 2002 Plan. Awards under the 2002 Plan may include nonqualified stock options, grants of conditioned stock, unrestricted grants of stock, grants of stock contingent upon the attainment of performance goals and stock appreciation rights. A total of 93,064 shares were available for issuance under the 2002 Plan as of November 30, 2023.

Delinquent Section 16(a) Reports

Under U.S. securities laws, directors, certain officers and persons holding more than 10% of our common stock must report their initial ownership of our common stock and any changes in their ownership to the SEC. The SEC has designated specific due dates for these reports, and we must identify in this Proxy Statement those persons who did not file these reports when due. Based solely on our review of copies of the reports filed with the SEC and the written representations of our directors and executive officers, we believe that all reporting requirements for fiscal 2023 were complied with by each person who at any time during the 2023 fiscal year was a director or an executive officer or held more than 10% of our common stock, except on October 20, 2023, Mr. Kane filed a Form 4 reflecting a charitable gift by him of Company stock, which should have been reported on Form 5 within 45 days of the Company's 2018 fiscal year end. This late reporting was due to administrative oversight by the Company.

Proposals of Stockholders For 2025 Annual Meeting

Proposals of stockholders intended to be presented at the 2025 Annual Meeting must, in order to be included in our Proxy Statement and the form of proxy for the 2025 Annual Meeting, be received at our principal executive offices by November 27, 2024.

Under our bylaws, any stockholder intending to present any proposal (other than a proposal made by, or at the direction of, our Board of Directors) at the 2025 Annual Meeting, must give written notice of that proposal (including certain information about any nominee or matter proposed and the proposing stockholder) to our Secretary not later than the close of business on the 90th day (February 8, 2025) nor earlier than the close of business on the 120th day (January 9, 2025) prior to the first anniversary of the preceding year's annual meeting. However, in the event that the date of the 2025 Annual Meeting is advanced by more than 30 days before or delayed by more than 30 days after that anniversary date, the notice must be delivered not earlier than the close of business on the 120th day prior to the 2025 Annual Meeting and not later than the close of business on the later of the 90th day prior to the 2025 Annual Meeting or the 10th day following the date on which public announcement of the date of the meeting is first made.

Stockholders who intend to solicit proxies in reliance on the SEC's universal proxy rule for director nominees submitted under the advance notice requirements of our bylaws must comply with the additional requirements of Rule 14a-19(b). We encourage stockholders who wish to submit a proposal or nomination to seek independent counsel. We will not consider any proposal or nomination that is not timely or otherwise does not meet the bylaw and SEC requirements. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

About the Meeting and Voting

Q: Who is soliciting my vote?

A: The Board of Directors of Progress is soliciting your vote at the 2024 Annual Meeting of Stockholders.

Q: What is the purpose of the Annual Meeting?

A:

- To elect nine directors to serve until the Annual Meeting of Stockholders to be held in 2025;
- To hold an advisory vote on the fiscal 2023 compensation of our named executive officers (say-on-pay vote);
- To approve an increase in the number of shares authorized for issuance under the 2008 Plan, as amended and restated;
- To ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for our current fiscal year; and
- To transact any other business as may properly come before the Annual Meeting and any adjournment or postponement of that meeting.

Q: How do I attend the meeting?

A: This year's Annual Meeting will be conducted as a virtual meeting of stockholders. We will host the Annual Meeting live online via webcast. All stockholders as of the close of business on March 20, 2024, the record date, or their duly appointed proxies, may attend the meeting.

You will be able to attend the Annual Meeting online, vote your shares online during the Annual Meeting and submit your questions online before and during the Annual Meeting by visiting www.virtualshareholdermeeting.com/PRGS2024. There will not be a physical meeting location and you will not be able to attend the Annual Meeting in person. The webcast will start at 10:00 a.m. Eastern Time, on May 9, 2024. You will need the 16-digit control number included on your proxy card or voting instruction form in order to be able to enter the Annual Meeting online. Information contained on the Annual Meeting website is not incorporated by reference into this Proxy Statement or any other report we file with the Securities and Exchange Commission (the "SEC").

Online access to the audio webcast will open at 9:45 a.m. Eastern Time to allow time for you to log in and test your device's audio system. We encourage you to access the meeting prior to the start time. If you encounter any difficulties accessing the virtual Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual Annual Meeting website. We will have technicians available to assist you.

Q: Why is the Annual Meeting a virtual, online meeting?

A: We believe that hosting a virtual meeting will facilitate stockholder attendance and participation at the Annual Meeting by enabling stockholders to participate remotely from any location around the world.

Our virtual Annual Meeting will be governed by our rules of conduct and procedures, which will be posted at www.virtualshareholdermeeting.com/PRGS2024 on the date of the Annual Meeting. We have designed the format of the virtual Annual Meeting so that stockholders have the same rights and opportunities to vote and participate as they would have at a physical meeting. Stockholders will be able to submit questions online before and during the meeting, providing our stockholders with the opportunity for meaningful engagement with the Company.

Q: Who is entitled to vote during the meeting?

A: Only stockholders of record at the close of business on March 20, 2024, the record date for the meeting, are entitled to receive notice of and to participate in the Annual Meeting. If you were a stockholder of record on that date, you will be entitled to vote all shares that you held on that date during the meeting, or any postponements or adjournments of the meeting. There were 43,307,145 shares of our common stock outstanding on the record date.

If you hold your shares through a broker, bank or other nominee rather than directly in your own name, you have the right to direct your broker, bank or nominee on how to vote and are also invited to attend the Annual Meeting online. However, since you are not the stockholder of record, you may not vote these shares online at the Annual Meeting unless you request and obtain a proxy from your broker, bank or nominee. Your broker, bank or nominee will provide a voting instruction card for you to use in directing the broker, bank or nominee regarding how to vote your shares.

Q: What are the voting rights of the holders of our common stock?

A: Each share of our common stock outstanding on the record date will be entitled to one vote on each matter considered during the meeting.

Q: What is the difference between holding shares as a stockholder of record and holding shares as a beneficial owner?

A: If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, you are considered the stockholder of record with respect to those shares, and these proxy materials are being sent directly to you by us. As the stockholder of record, you have the right to grant your voting proxy directly to us by completing, signing, dating and returning a proxy card or to vote online at the Annual Meeting.

Many of our stockholders hold their shares through a broker, bank or other nominee rather than directly in their own name. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of your shares. We have sent these proxy materials to your broker or bank. As the beneficial owner, you have the right to direct your broker, bank or nominee on how to vote and you are also invited to attend the Annual Meeting online. However, since you are not the stockholder of record, you may not vote these shares online at the Annual Meeting unless you request and obtain a proxy from your broker, bank or nominee. Your broker, bank or nominee will provide a voting instruction card for you to use in directing the broker, bank or nominee regarding how to vote your shares.

Q: Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

A: We are distributing our proxy materials to certain stockholders over the Internet under the "notice and access" approach in accordance with SEC rules. As a result, we mailed to many of our stockholders the Notice instead of a paper copy of the proxy materials. All stockholders receiving the Notice will have the ability to access the proxy materials over the Internet and request to receive a copy of the proxy materials by mail or email. Instructions on how to access the proxy materials over the Internet or to request a paper or email copy may be found in the Notice. In addition, the Notice contains instructions on how you may request access to proxy materials in printed form by mail or email on an ongoing basis.

This approach conserves natural resources and reduces our printing and distribution costs, while providing a timely and convenient method of accessing the materials and voting.

Q: May I see a list of stockholders entitled to notice of the Annual Meeting?

A: A list of our stockholders who are entitled to notice of the Annual Meeting will be available to stockholders during the meeting at www.virtualshareholdermeeting.com/PRGS2024.

Q: How do I submit a question at the virtual Annual Meeting?

A: Before the Annual Meeting, you can submit questions at www.virtualshareholdermeeting.com/PRGS2024. During the Annual Meeting, you can view our agenda and rules of conduct and procedures and submit questions at www.virtualshareholdermeeting.com/PRGS2024. Stockholders must have their 16-digit control number to submit questions.

We intend to answer all questions submitted during the Annual Meeting that are pertinent to the Company and the items being voted on by stockholders, as time permits and in accordance with our rules of conduct and procedures. If we are unable to respond to a stockholder's properly submitted question due to time constraints, we will either post the response on the investor relations section of our website following the Annual Meeting or respond directly to that stockholder using the contact information provided. Questions and answers will be grouped by topic, and substantially similar questions will be answered only once. To promote fairness, efficiently use the Company's resources and address all stockholder questions, we will respond to no more than two questions from any single stockholder. All questions received from stockholders during the virtual Annual Meeting will be posted on the Company's investor relations website at http://investors.progress.com/ as soon as practicable following the Annual Meeting.

Q: What is a quorum?

A: A quorum is the minimum number of our shares of common stock that must be represented at a duly called meeting in person or by proxy to legally conduct business during the meeting. For the Annual Meeting, the presence, online or by proxy, of the holders of at least 21,653,573 shares, which is a simple majority of the 43,307,145 shares outstanding as of the record date, will be considered a quorum allowing votes to be taken and counted for the matters before the stockholders.

If you are a stockholder of record, you must deliver your vote by internet, phone or mail or attend the Annual Meeting online and vote to be counted in the determination of a quorum.

Abstentions and "broker non-votes" will be counted as present or represented at the Annual Meeting for purposes of determining the presence or absence of a quorum. A "broker non-vote" occurs when a broker or other nominee who holds shares for a beneficial owner withholds its vote on a particular proposal because it has not received voting instructions from the beneficial owner and does not have the authority to vote on that matter without instructions. Brokers and other nominees have the discretion to vote on specified routine or "discretionary" matters, but not on non-routine or "non-discretionary" matters.

Q: What is the difference between a routine matter and a non-routine matter?

A: Brokers cannot vote on their customers' behalf on non-routine or "non-discretionary" proposals such as Proposal One, the election of directors, Proposal Two, the advisory vote on the fiscal 2023 compensation of our named executive officers (say-on-pay vote), and Proposal Three, the amendment of our 2008 Plan. Proposal Four, the ratification of the appointment of our independent registered public accounting firm, is a routine or "discretionary" matter for which your broker does not need your voting instruction to vote your shares.

Q: How do I vote?

A: If you are a stockholder of record, you have the option of submitting your proxy card by internet, phone, mail or attending the Annual Meeting online.

1. Internet: You may vote your shares from any location in the world by going to www.proxyvote.com and following the Internet voting instructions on the proxy card. Proxies submitted via the Internet must be received by 11:59 p.m. Eastern Time on May 8, 2024.
2. Telephone: You may vote your shares by calling 1-800-690-6903 (free within the United States, U.S. territories and Canada) and following the instructions provided by the recorded message. Proxies submitted via telephone must be received by 11:59 p.m. Eastern Time, on May 8, 2024.
3. Mail: You may vote by completing and signing the proxy card and promptly mailing it in the enclosed postage-prepaid envelope provided for that purpose. You do not need to put a stamp on the enclosed envelope if you mail it from the United States. The shares you own will be voted according to your instructions on the proxy card. If you return the proxy card, but do not give any instructions on a particular matter described in this Proxy Statement, the shares you own will be voted in accordance with the recommendations of our Board of Directors. The Board of Directors recommends that you vote FOR each director nominee and FOR Proposals 2, 3 and 4.

4. During the Annual Meeting: You may vote online during the virtual Annual Meeting at www.virtualshareholdermeeting.com/PRGS2024. You will need your 16-digit control number included on your proxy card in order to be able to vote during the virtual Annual Meeting.

If you are a beneficial owner of shares, you may direct your broker, bank or nominee as to how to vote your shares using the voting instruction card provided by such broker, bank or nominee.

When you vote, you are giving your "proxy" to the individuals we have designated to vote your shares during the meeting as you direct. If you do not make specific choices, they will vote your shares to:

* elect the nine individuals nominated by our Board of Directors;
* approve the advisory vote on the fiscal 2023 compensation of our named executive officers (say-on-pay vote);
* approve an increase in the number of shares authorized for issuance under the 2008 Plan, as amended and restated; and
* approve the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for our current fiscal year.

If any matter not listed in the Notice of Meeting is properly presented during the meeting, the proxies will vote your shares in accordance with their best judgment. As of the date of this Proxy Statement, we know of no matters that need to be acted on during the meeting other than as discussed in this Proxy Statement.

Q: How does the Board of Directors recommend that I vote?

A: The Board recommends that you vote your shares as follows:

* FOR Proposal One — elect the nine nominees to the Board of Directors
* FOR Proposal Two — approve the advisory vote on the fiscal 2023 compensation of our named executive officers (say-on-pay vote)
* FOR Proposal Three — approve an increase in the number of shares authorized for issuance under the 2008 Plan, as amended and restated
* FOR Proposal Four — approve the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for our current fiscal year

Q: Can I change or revoke my vote?

A: You may revoke your vote at any time before the proxy is exercised by filing with our Secretary a written notice of revocation or by signing and duly delivering a proxy bearing a later date. You may also revoke or change your vote by attending the Annual Meeting online and voting electronically during the Annual Meeting as instructed above. Your attendance during the meeting will not by itself revoke your vote.

Q: How many votes are required to elect directors (Proposal One)?

A: The nine nominees receiving the highest number of affirmative votes will be elected (also known as a "plurality" of the votes cast). You may vote either FOR the nominee or WITHHOLD your vote from the nominee. Votes that are withheld will not be included in the vote tally for the election of the directors. Brokerage firms do not have authority to vote shares held by the firms in street name for the election of directors absent instructions from beneficial owners. As a result, any uninstructed shares will be treated as broker-non votes. Broker non-votes will have no effect on the results of this vote.

In an uncontested election, if a nominee receives a greater number of votes "withheld" from their election than votes "for" such election, that nominee is required to submit their offer of resignation for consideration by our Nominating and Corporate Governance Committee in accordance with our director resignation policy discussed in more detail in Proposal 1 of this Proxy Statement.

Q: How many votes are required to adopt the other proposals (Proposals Two, Three and Four)?

A: The other proposals will be approved if these proposals receive the affirmative vote of a majority of the shares present or represented and entitled to vote on these proposals. For Proposals Two, Three and Four, you may vote FOR the proposal, AGAINST the proposal, or you may abstain. Abstentions will have the same effect as a vote "against" each of Proposals Two, Three and Four. Absent instructions from beneficial owners, brokerage firms do not have authority to vote shares held by the firms in street name on Proposal Two (advisory vote on fiscal 2023 compensation of our named executive officers) or Proposal Three (amendment of our 2008 Plan). As a result, any uninstructed shares on these Proposals will be treated as a broker non-vote. Those broker non-votes will have no effect on the results of the vote with respect to these Proposals.

Brokerage firms do have authority to vote customers' uninstructed shares held by the firms in street name on Proposal Four (ratification of the selection of independent registered public accounting firm). We are not required to obtain the approval of our stockholders to appoint Deloitte & Touche LLP as our independent registered public accounting firm. However, if our stockholders do not ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for our current fiscal year, the Audit Committee of our Board will consider the results of this vote when selecting auditors in the future.

Q: Who will pay for the cost of this proxy solicitation?

A: We will pay the cost of preparing, mailing and soliciting proxies, including preparation, assembly, printing and mailing of this Proxy Statement and any additional information furnished to stockholders. We may reimburse banks, brokerage houses, fiduciaries and custodians for their out-of-pocket expenses for forwarding solicitation materials to beneficial owners.

Q: What is "householding" of proxy materials?

A: In some cases, stockholders holding their shares in a brokerage or bank account who share the same surname and address and have not given contrary instructions received only one copy of the proxy materials. This practice is designed to reduce duplicate mailings, save printing and postage costs, and align with our sustainability practices to reduce paper consumption. If you would like to have a separate copy of our annual report and/or Proxy Statement mailed to you or to receive separate copies of future mailings, please contact Broadridge Financial Solutions, Inc. by mail at Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or by phone at (866) 540-7095. Such additional copies will be delivered promptly upon receipt of such request.

In other cases, stockholders receiving multiple copies at the same address may wish to receive only one. If you now receive more than one copy and would like to receive only one copy, please submit your request to Broadridge Financial Solutions, Inc. at the address or phone number listed above.

Q: Who will count the votes and where can I find the voting results?

A: Broadridge Financial Solutions, Inc. will tabulate the voting results. We will announce the voting results at the Annual Meeting and we will publish the results by filing a Current Report on Form 8-K with the SEC within four business days of the Annual Meeting.

Expenses of Solicitation

We will bear the cost of solicitation of proxies. In addition to soliciting stockholders by mail, we will reimburse other custodians, nominees and fiduciaries for their reasonable out-of-pocket costs in forwarding proxy materials to the beneficial owners of shares held of record by them. Our directors, officers and regular employees may, without additional compensation, solicit stockholders in person or by mail, telephone, facsimile or otherwise following the original solicitation. We may engage a proxy solicitation firm in connection with the Annual Meeting, in which case, the fees and expenses associated with any such proxy solicitation firm will be paid by us.

Available Information

Stockholders of record on March 20, 2024, will receive with this Proxy Statement a copy of our Annual Report containing detailed financial information concerning the Company.

We will furnish our Annual Report, including the financial statements, free of charge upon written request. The exhibits to the Annual Report not included in the proxy materials are available electronically at www.sec.gov. Written requests should be directed to the following address: Progress Software Corporation, 15 Wayside Road, Suite 400, Burlington, Massachusetts 01803, Attention: YuFan Stephanie Wang, Secretary.

Our Annual Report (including exhibits thereto) is also available on our website at www.progress.com.

PROGRESS SOFTWARE CORPORATION
2024 Annual Meeting of Stockholders
Progress Software Corporation
15 Wayside Road
Suite 400
Burlington, MA 01803

Appendix A:
Amended and Restated 2008 Plan[1]

PROGRESS SOFTWARE CORPORATION
2008 STOCK OPTION AND INCENTIVE PLAN
(Amended and Restated <u>March 19, 2024</u> ~~23 March 2021~~)

SECTION 1. <u>GENERAL PURPOSE OF THE PLAN; DEFINITIONS</u>

The name of the plan is the <u>Amended and Restated</u> Progress Software Corporation 2008 Stock Option and Incentive Plan (the "Plan"). The purpose of the Plan is to encourage and enable the officers, employees, Non-Employee Directors and other key persons (including consultants and prospective employees) of Progress Software Corporation (the "Company") and its Subsidiaries upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company's welfare will assure a closer identification of their interests with those of the Company and its shareholders, thereby stimulating their efforts on the Company's behalf and strengthening their desire to remain with the Company.

The following terms shall be defined as set forth below:

"Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

"Administrator" means either the Board or the Committee.

<u>"Adoption Date" means March 12, 2008.</u>

"Award" or "Awards," except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Deferred Stock Awards, Restricted Stock Awards, Unrestricted Stock Awards, Cash-Based Awards, Performance Share Awards and Dividend Equivalent Rights.

"Award Document" means a written or electronic document setting forth the terms and provisions applicable to an Award granted under the Plan. Each Award Document is subject to the terms and conditions of the Plan.

"Board" means the Board of Directors of the Company.

"Cash-Based Award" means an Award entitling the recipient to receive a cash-denominated payment.

"Cause" means (i) any material breach by the grantee of any agreement to which the grantee and the Company are both parties, (ii) any act or omission to act by the grantee which may have a material and adverse effect on the Company's business or on the grantee's ability to perform services for the Company, including, without limitation, the commission of any crime (other than ordinary traffic violations), or (iii) any material misconduct or material neglect of duties by the grantee in connection with the business or affairs of the Company or any affiliate of the Company.

"Code" means the Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

"Committee" means a committee which is comprised of not less than two Non-Employee Directors who are independent.

---

[1] Amendments are reflected as follows. New text is underlined, and deleted text is shown with a strike through.

"Covered Employee" means an employee who is a "Covered Employee" within the meaning of Section 162(m) of the Code.

"Deferred Stock Award" means an Award of phantom stock units to a grantee, including restricted stock units.

"Disability" means disability as set forth in Section 22(e)(3) of the Code.

"Dividend Equivalent Right" means an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the grantee.

"Effective Date" means the date on which the Plan is approved by shareholders as set forth in Section 21.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

"Fair Market Value" of the Stock on any given date means the closing price per share of Stock as reported by the NASDAQ Global Select Market or another national securities exchange. If there are no market quotations for such date, the determination shall be made by reference to the last date preceding such date for which there are market quotations. If the Stock is not quoted on the NASDAQ Global Select Market or another national securities exchange, the fair market value of the Stock shall be as determined in good faith by the Administrator.

"Incentive Stock Option" means any Stock Option designated and qualified as an "incentive stock option" as defined in Section 422 of the Code.

"Non-Employee Director" means a member of the Board who is not also an employee of the Company or any Subsidiary.

"Non-Qualified Stock Option" means any Stock Option that is not an Incentive Stock Option.

"Option" or "Stock Option" means any option to purchase shares of Stock granted pursuant to Section 5.

"Performance-Based Award" means any Restricted Stock Award, Deferred Stock Award, Performance Share Award or Cash-Based Award that is intended to qualify as performance-based compensation" under Section 162(m) of the Code and regulations promulgated thereunder.

"Performance Criteria" means the criteria that the Administrator selects for purposes of establishing the Performance Goal or Performance Goals for an individual for a Performance Cycle. The Performance Criteria (which shall be applicable to the organizational level specified by the Administrator, including, but not limited to, the Company or a unit, division, group, or Subsidiary of the Company) that will be used to establish Performance Goals include, but are not limited to the following: revenue, non-GAAP operating income, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of the Stock, economic value-added, sales or revenue, acquisitions or strategic transactions, cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, total shareholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, working capital, earnings (loss) per share of Stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

"Performance Cycle" means one or more periods of time, which may be of varying and overlapping durations, as the Administrator may select, over which the attainment of one or more Performance Criteria will be measured for the purpose of determining a grantee's right to and the payment of a Restricted Stock Award, Deferred Stock Award, Performance Share Award or Cash-Based Award.

"Performance Goals" means, for a Performance Cycle, the specific goals established in writing by the Administrator for a Performance Cycle based upon the Performance Criteria.

"Performance Share Award" means an Award entitling the recipient to acquire shares of Stock upon the attainment of specified Performance Goals.

"Restricted Stock Award" means an Award entitling the recipient to acquire, at such purchase price (which may be zero) as determined by the Administrator, shares of Stock subject to such restrictions and conditions as the Administrator may determine at the time of grant.

"Sale Event" shall mean (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation in which the outstanding shares of Stock are converted into or exchanged for securities of the successor entity and the holders of the Company's outstanding voting power immediately prior to such transaction do not own a majority of the outstanding voting power of the successor entity immediately upon completion of such transaction, or (iii) the sale of all of the Stock of the Company to an unrelated person or entity.

"Sale Price" means the value as determined by the Administrator of the consideration payable, or otherwise to be received by shareholders, per share of Stock pursuant to a Sale Event.

"Section 409A" means Section 409A of the Code and the regulations and other guidance promulgated thereunder.

"Stock" means the Common Stock, par value $0.01 per share, of the Company, subject to adjustments pursuant to Section 3.

"Stock Appreciation Right" means an Award entitling the recipient to receive shares of Stock having a value equal to the excess of the Fair Market Value of the Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

"Subsidiary" means any corporation or other entity (other than the Company) in which the Company has at least a 50 percent interest, either directly or indirectly.

"Ten Percent Owner" means an employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10 percent of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation.

"Unrestricted Stock Award" means an Award of shares of Stock free of any restrictions.

SECTION 2. ADMINISTRATION OF PLAN; ADMINISTRATOR AUTHORITY TO SELECT GRANTEES AND DETERMINE AWARDS

(a) Administration of Plan. The Plan shall be administered by the Administrator. In the event the Administrator is the Committee rather than the Board, it is the intention of the Company that the Committee shall consist of "outside directors" within the meaning of Section 162(m) of the Code and "non-employee directors" within the meaning of Rule 16b-3 of the Exchange Act, but the authority and validity of any act taken or not taken by the Committee shall not be affected if any person serving on the Committee does not meet the qualification imposed by this sentence. Except as specifically reserved to the Board under the terms of the Plan or when the Board is serving as Administrator, the Committee shall have full and final authority to operate, manage and administer the Plan on behalf of the Company. Action by the Committee shall require the affirmative vote of a majority of all members thereof.

(b) Powers of Administrator. The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

(i)   to select the individuals to whom Awards may from time to time be granted;

(ii)   to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Deferred Stock Awards, Unrestricted Stock Awards, Cash-Based Awards and Performance Share Awards, Dividend Equivalent Rights or any combination of the foregoing, granted to any one or more grantees;

(iii)   to determine the number of shares of Stock to be covered by any Award;

(iv)   to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees, and to approve the form of written instruments evidencing the Awards;

(v)   to accelerate at any time the exercisability and vesting of all or any portion of any Award with the exception of a Restricted Stock Award or Deferred Stock Award other than in the context of a Sale Event;

(vi)   subject to the provisions of Section 5(c), to extend at any time the period in which Stock Options or Stock Appreciation Rights may be exercised;

(vii)   to reduce the per-share exercise price of any outstanding Stock Option or Stock Appreciation Right awarded to any employee of the Company, including any officer or director of the Company (but not to less than 100% of Fair Market Value on the date the reduction is made); provided, however, that such reduction shall be effective only if approved by the shareholders of the Company; and

(viii)   at any time to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the Plan and any Award (including related written instruments); to make all determinations it deems advisable for the administration of the Plan; to decide all disputes arising in connection with the Plan; and to otherwise supervise the administration of the Plan.

All decisions and interpretations of the Administrator shall be binding on all persons, including the Company and Plan grantees.

(c) <u>Award Document</u>. Awards under the Plan shall be evidenced by Award Documents that set forth the terms, conditions and limitations for each Award which may include, without limitation, the term of an Award and the provisions applicable in the event employment or service terminates.

(d) <u>Indemnification</u>. Neither the Board nor the Administrator, nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Administrator (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys' fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Company's articles or bylaws or any directors' and officers' liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Company.

(e) Foreign Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have employees or other individuals eligible for Awards, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to individuals outside the United States to comply with applicable foreign laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable (and such subplans and/or modifications shall be attached to this Plan as appendices); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Section 3(a) hereof; and (v) take any action, before or after an Award is made, that the Administrator determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code or any other applicable United States governing statute or law.

SECTION 3. <u>STOCK ISSUABLE UNDER THE PLAN; MERGERS; SUBSTITUTION</u>

(a) <u>Stock Issuable</u>. The maximum number of shares of Stock (subject to adjustment as provided in Section 3(c) hereof) reserved and available for issuance under the Plan shall be equal to the sum of (i) ~~26,700,000~~31,365,000, plus (ii) the number of shares of Stock available for grant on the ~~Effective~~ Adoption Date under the Progress Software Corporation 1992 Incentive and Nonqualified Stock Option Plan, the Progress

Software Corporation 1994 Stock Incentive Plan and the Progress Software Corporation 1997 Stock Incentive Plan, as amended and restated March 22, 2007 (together, the "Old Stock Plans"), plus (iii) the number of shares of Stock underlying any grants pursuant to the Old Stock Plans that are forfeited, canceled, repurchased or are terminated (other than by exercise) from and after the ~~Effective~~ Adoption Date, plus (iv) the number of shares of Stock underlying any grants pursuant to this Plan that are forfeited, canceled, repurchased or are terminated (other than by exercise). Shares tendered or held back upon exercise of an Option or a Stock Appreciation Right to cover the exercise price or tax withholding shall not be available for future issuance under the Plan. Shares tendered or held back upon settlement of any full value Award (i.e., an Award other than an Option or a Stock Appreciation Right) to cover the purchase price or tax withholding shall be available for future issuance under the Plan. Shares repurchased by the Company on the open market with the proceeds of an Option or Stock Appreciation Right exercise price shall no longer be available for issuance under the Plan. In addition, upon exercise of Stock Appreciation Rights, the gross number of shares exercised shall be deducted from the total number of shares remaining available for issuance under the Plan. Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award~~; provided, however, that Stock Options or Stock Appreciation Rights with respect to no more than 750,000 shares of Stock (subject to adjustment as provided in Section 3(c) hereof) may be granted to any one individual grantee during any one calendar year period~~. The maximum number of shares of Stock that may be issued in the form of Incentive Stock Options may not exceed ~~14,700,000~~19,365,000 (subject to adjustment as provided in Section 3(c) hereof). The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company.

(b) <u>Effect of Awards</u>. The grant of any full value Award (i.e., an Award other than an Option or a Stock Appreciation Right) shall be deemed, for purposes of determining the number of shares of Stock available for issuance under Section 3(a), as an Award of 2.25 shares of Stock for each such share of Stock subject to the Award<u>; provided, however, if stockholders approve the amended Plan at the 2024 Annual Meeting of Stockholders, any such Award granted after the Effective Date will be deemed as an Award of 1.5 shares of Stock for each such share of Stock subject to the Award</u>. To the extent there is a share of Stock issuable pursuant to a full value Award under the Plan<u> granted prior to the Effective Date</u> and such share of Stock again becomes available for issuance under the Plan pursuant to Section 3(a), then the number of shares of Stock available for issuance under the Plan shall increase by 2.25 shares<u>; provided, however, to the extent there is a share of Stock issuable pursuant to a full value Award under the Plan granted after the Effective Date and such share of Stock again becomes available for issuance under the Plan pursuant to Section 3(a), then the number of shares of Stock available for issuance under the Plan shall increase by 1.5 shares</u>. The grant of an Option or a Stock Appreciation Right shall be deemed, for purposes of determining the number of shares of Stock available for issuance under Section 3(a), as an Award for one share of Stock for each such share of Stock subject to the Award.

(c) <u>Changes in Stock</u>. Subject to Section 3(d) hereof, if, as a result of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the Company's capital stock, the outstanding shares of Stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Stock or other securities, or, if, as a result of any merger or consolidation, sale of all or substantially all of the assets of the Company, the outstanding shares of Stock are converted into or exchanged for securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Plan, including the maximum number of shares that may be issued in the form of Incentive Stock Options, (ii) the number of Stock Options or Stock Appreciation Rights that can be granted to any one individual grantee and the maximum number of shares that may be granted under a Performance-Based Award, (iii) the number and kind of shares or other securities subject to any then outstanding Awards under the Plan, (iv) the repurchase price, if any, per share subject to each outstanding Restricted Stock Award, and (v) the price for each share subject to any then outstanding Stock Options and Stock Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of Stock Options and Stock Appreciation Rights) as to which such Stock Options and Stock Appreciation Rights remain exercisable. The Administrator shall also make equitable or proportionate adjustments in the number of shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration cash dividends paid other than in the ordinary course or any other extraordinary corporate event. The adjustment by the Administrator shall be final, binding and conclusive. No fractional shares of Stock shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.

(d) <u>Sale Event</u>. The Administrator may in its discretion accelerate the exercisability and vesting of all outstanding Awards. Upon the effective time of the Sale Event, the Plan and all outstanding Awards granted hereunder shall terminate, unless provision is made in connection with the Sale Event in the sole discretion of the parties thereto for the assumption or continuation of Awards theretofore granted by the successor entity, or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties shall agree (after taking into account any acceleration hereunder). In the event the Awards are not assumed, continued or otherwise substituted in connection with a Sale Event, the Administrator shall accelerate the exercisability and vesting of all outstanding Awards. The Administrator shall have the option (in its sole discretion) to (i) make or provide for a cash payment to the grantees holding Options and Stock Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the sale price multiplied by the number of shares of Stock subject to all outstanding Options and Stock Appreciation Rights at exercise prices not in excess of the sale price and (B) the aggregate exercise price of all such outstanding Options and Stock Appreciation Rights; or (ii) permit each grantee, within a specified period of time prior to the consummation of the Sale Event as determined by the Administrator, to exercise all outstanding Options and Stock Appreciation Rights held by such grantee.

(e) <u>Substitute Awards</u>. The Administrator may grant Awards under the Plan in substitution for stock and stock based awards held by employees, directors or other key persons of another corporation in connection with the merger or consolidation of the employing corporation with the Company or a Subsidiary or the acquisition by the Company or a Subsidiary of property or stock of the employing corporation. The Administrator may direct that the substitute awards be granted on such terms and conditions as the Administrator considers appropriate in the circumstances. Any substitute Awards granted under the Plan shall not count against the share limitation set forth in Section 3(a).

SECTION 4. <u>ELIGIBILITY</u>

Grantees under the Plan will be such officers and other employees, Non-Employee Directors and key persons (including consultants and prospective employees) of the Company and its Subsidiaries as are selected from time to time by the Administrator in its sole discretion.

SECTION 5. <u>STOCK OPTIONS</u>

(a) <u>Grant of Stock Options</u>. Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve.

Stock Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options may be granted only to employees of the Company or any Subsidiary that is a "subsidiary corporation" within the meaning of Section 424(f) of the Code. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

Stock Options granted pursuant to this Section 5 shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable.

(b) <u>Exercise Price</u>. The exercise price per share for the Stock covered by a Stock Option granted pursuant to this Section 5 shall be determined by the Administrator at the time of grant but shall not be less than 100 percent of the Fair Market Value on the date of grant. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the option price of such Incentive Stock Option shall be not less than 110 percent of the Fair Market Value on the grant date.

(c) <u>Option Term</u>. The term of each Stock Option shall be fixed by the Administrator, but no Stock Option shall be exercisable more than ~~seven~~ ten years after the date the Stock Option is granted. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the term of such Stock Option shall be no more than five years from the date of grant.

(d) <u>Exercisability; Rights of a Shareholder</u>. Stock Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the grant date. The Administrator may at any time accelerate the exercisability of all or any portion of any Stock Option. An optionee shall have the rights of a shareholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

(e) <u>Method of Exercise</u>. Stock Options may be exercised in whole or in part, by giving written or electronic notice of exercise to the Company, specifying the number of shares to be purchased. Payment of the purchase price may be made by one or more of the following methods to the extent provided in the Option Award Document:

(i) In cash, by certified or bank check or other instrument acceptable to the Administrator;

(ii) Through the delivery (or attestation to the ownership) of shares of Stock that have been purchased by the optionee on the open market or that have been beneficially owned by the optionee for at least six months and are not then subject to restrictions under any Company plan. Such surrendered shares shall be valued at Fair Market Value on the exercise date; or

(iii) By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the purchase price; provided that in the event the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Administrator shall prescribe as a condition of such payment procedure.

Payment instruments will be received subject to collection. The transfer to the optionee on the records of the Company or of the transfer agent of the shares of Stock to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a purchaser acting in his stead in accordance with the provisions of the Stock Option) by the Company of the full purchase price for such shares and the fulfillment of any other requirements contained in the Option Award Document or applicable provisions of laws (including the satisfaction of any withholding taxes that the Company is obligated to withhold with respect to the optionee). In the event an optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the optionee upon the exercise of the Stock Option shall be net of the number of attested shares. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Stock Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Stock Options may be permitted through the use of such an automated system.

(f) <u>Annual Limit on Incentive Stock Options</u>. To the extent required for "incentive stock option" treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. To the extent that any Stock Option exceeds this limit, it shall constitute a Non-Qualified Stock Option.

SECTION 6. <u>STOCK APPRECIATION RIGHTS</u>

(a) <u>Grant of Stock Appreciation Rights</u>. The Administrator in its discretion may grant Stock Appreciation Rights to any grantee (i) alone, (ii) simultaneously with the grant of a Stock Option and in conjunction therewith or in the alternative thereto or (iii) subsequent to the grant of a Non-Qualified option and in conjunction therewith or in the alternative thereto.

(b) <u>Exercise Price of Stock Appreciation Rights</u>. The exercise price per share of a Stock Appreciation Right granted alone shall be determined by the Administrator, but shall not be less than 100% of Fair Market Value on the date of grant of such Stock Appreciation Right. A Stock Appreciation Right granted simultaneously with or subsequent to the grant of a Stock Option and in conjunction therewith or in the alternative thereto shall have the same exercise price as the related Stock Option, shall be transferable only upon the same terms and conditions as the related Stock Option and shall be exercisable only to the same extent as the related Stock Option; provided, however, that a Stock Appreciation Right, by its terms, shall be exercisable only when the Fair Market Value per share of Stock exceeds the exercise price per share thereof.

(c) <u>Terms and Conditions</u>. Upon any exercise of a Stock Appreciation Right, the number of shares of Stock for which any related Stock Option shall be exercisable shall be reduced by the number of shares for which the Stock Appreciation Right shall have been exercised. The number of shares of Stock with respect to which a Stock Appreciation Right shall be exercisable shall be reduced upon any exercise of any related Stock Option by the number of shares for which such Option shall have been exercised. Any Stock Appreciation Right shall be exercisable upon such additional terms and conditions as may from time to time be prescribed by the Administrator.

(d) <u>Settlement in Shares</u>. A Stock Appreciation Right shall entitle the grantee upon exercise thereof to receive from the Company, upon written request to the Company at its principal offices (the "Request"), a number of shares of Stock (with or without restrictions as to substantial risk of forfeiture and transferability, as determined by the Administrator in its sole discretion), having an aggregate Fair Market Value equal to the product of (i) the excess of Fair Market Value, on the date of such Request, over the exercise price per share of Stock specified in such Stock Appreciation Right or its related Option, multiplied by (ii) the number of shares of Stock for which such Stock Appreciation Right shall be exercised.

(e) <u>Deemed Exercise</u>. A Stock Appreciation Right shall be deemed exercised on the last day of its term, if not otherwise exercised by the holder thereof, provided that the Fair Market Value of the Stock subject to the Stock Appreciation Right exceeds the exercise price thereof on such date.

(f) <u>Term</u>. The term of a Stock Appreciation Right shall not exceed seven years.

SECTION 7. <u>RESTRICTED STOCK AWARDS</u>

(a) <u>Nature of Restricted Stock Awards</u>. The Administrator shall determine the restrictions and conditions applicable to each Restricted Stock Award at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. The grant of a Restricted Stock Award is contingent on the grantee executing the Restricted Stock Award Document. The terms and conditions of each such Award Document shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees.

(b) <u>Rights as a Shareholder</u>. Upon execution of the Restricted Stock Award Document and payment of any applicable purchase price, a grantee shall have the rights of a shareholder with respect to the voting of the Restricted Stock, subject to such conditions contained in the Restricted Stock Award Document. Unless the Administrator shall otherwise determine, (i) uncertificated Restricted Stock shall be accompanied by a notation on the records of the Company or the transfer agent to the effect that they are subject to forfeiture until such Restricted Stock are vested as provided in Section 7(d) below, and (ii) certificated Restricted Stock shall remain in the possession of the Company until such Restricted Stock is vested as provided in Section 7(d) below, and the grantee shall be required, as a condition of the grant, to deliver to the Company such instruments of transfer as the Administrator may prescribe.

(c) <u>Restrictions</u>. Restricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Restricted Stock Award Document. Except as may otherwise be provided by the Administrator either in the Award Document or, subject to Section 18 below, in writing after the Award Document is issued if a grantee's employment (or other service relationship) with the Company and its Subsidiaries terminates for any reason, any Restricted Stock that has not vested at the time of termination shall automatically and without any requirement of notice to such grantee from or other action by or on behalf of, the Company be deemed to have been reacquired by the Company at its original purchase price (if any) from such grantee or such grantee's legal representative simultaneously with such termination of employment (or other service relationship), and thereafter shall cease to represent any ownership of the Company by the grantee or rights of the grantee as a shareholder. Following such deemed reacquisition of unvested Restricted Stock that are represented by physical certificates, a grantee shall surrender such certificates to the Company upon request without consideration.

(d) <u>Vesting of Restricted Stock</u>. The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Stock and the Company's right of repurchase or forfeiture shall lapse. Notwithstanding the foregoing, in the event that any such Restricted Stock granted to employees shall have a performance-based goal, the restriction period with respect to such shares shall not be less than one year, and in the event any such Restricted Stock granted to employees shall have a time-based restriction, the total restriction period with respect to such shares shall not be less than three years; provided, however, that Restricted Stock with a time-based restriction may become vested incrementally over such three-year period. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the shares on which all restrictions have lapsed shall no longer be Restricted Stock and shall be deemed "vested." Except as may otherwise be provided by the Administrator either in the Award Document or, subject to Section 18 below, in writing after the Award Document is issued, a grantee's rights in any shares of Restricted Stock that have not vested shall automatically terminate upon the grantee's termination of employment (or other service relationship) with the Company and its Subsidiaries and such shares shall be subject to the provisions of Section 7(c) above.

SECTION 8. <u>DEFERRED STOCK AWARDS</u>

(a) <u>Nature of Deferred Stock Awards</u>. The Administrator shall determine the restrictions and conditions applicable to each Deferred Stock Award at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. The grant of a Deferred Stock Award is contingent on the grantee executing the Deferred Stock Award Document. The terms and conditions of each such Award Document shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees. Notwithstanding the foregoing, in the event that any such Deferred Stock Award granted to employees shall have a performance-based goal, the restriction period with respect to such Award shall not be less than one year, and in the event any such Deferred Stock Award granted to employees shall have a time-based restriction, the total restriction period with respect to such Award shall not be less than ~~three~~ one ~~years~~ provided, however, that any Deferred Stock Award with a time-based restriction may become vested incrementally over ~~such three-year~~ the vesting period. At the end of the deferral period, the Deferred Stock Award, to the extent vested, shall be settled in the form of shares of Stock. To the extent that a Deferred Stock Award is subject to Section 409A, it may contain such additional terms and conditions as the Administrator shall determine in its sole discretion in order for such Award to comply with the requirements of Section 409A.

(b) <u>Election to Receive Deferred Stock Awards in Lieu of Compensation</u>. The Administrator may, in its sole discretion, permit a grantee to elect to receive a portion of future cash compensation otherwise due to such grantee in the form of a Deferred Stock Award. Any such election shall be made in writing and shall be delivered to the Company no later than the date specified by the Administrator and in accordance with Section 409A and such other rules and procedures established by the Administrator. Any such future cash compensation that the grantee elects to defer shall be converted to a fixed number of phantom stock units based on the Fair Market Value of Stock on the date the compensation would otherwise have been paid to the grantee if such payment had not been deferred as provided herein. The Administrator shall have the sole right to determine whether and under what circumstances to permit such elections and to impose such limitations and other terms and conditions thereon as the Administrator deems appropriate.

(c) <u>Rights as a Shareholder</u>. A grantee shall have the rights as a shareholder only as to shares of Stock acquired by the grantee upon settlement of a Deferred Stock Award.

(d) <u>Termination</u>. Except as may otherwise be provided by the Administrator either in the Award Document or, subject to Section 18 below, in writing after the Award Document is issued, a grantee's right in all Deferred Stock Awards that have not vested shall automatically terminate upon the grantee's termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason.

SECTION 9. <u>UNRESTRICTED STOCK AWARDS</u>

(a) <u>Grant or Sale of Unrestricted Stock</u>. The Administrator may, in its sole discretion, grant (or sell at par value or such higher purchase price determined by the Administrator) an Unrestricted Stock Award under the Plan. Unrestricted Stock Awards may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to such grantee.

(b) <u>Elections to Receive Unrestricted Stock In Lieu of Compensation</u>. Upon the request of a grantee and with the consent of the Administrator, each grantee may, pursuant to an irrevocable written election delivered to the Company no later than the date or dates specified by the Administrator, receive a portion of the cash compensation otherwise due to him in Unrestricted Stock (valued at Fair Market Value on the date or dates the cash compensation would otherwise be paid). Such Unrestricted Stock shall be paid to the grantee at the same time as the cash compensation would otherwise be paid.

SECTION 10. <u>CASH-BASED AWARDS</u>

<u>Grant of Cash-Based Awards</u>. The Administrator may, in its sole discretion, grant Cash-Based Awards to any grantee in such number or amount and upon such terms, and subject to such conditions, as the Administrator shall determine at the time of grant. The Administrator shall determine the maximum duration of the Cash-Based Award, the amount of cash to which the Cash-Based Award pertains, the conditions upon which the Cash-Based Award shall become vested or payable, and such other provisions as the Administrator shall determine. Each Cash-Based Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Administrator. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and may be made in cash or in shares of Stock, as the Administrator determines.

SECTION 11. PERFORMANCE SHARE AWARDS

(a) <u>Nature of Performance Share Awards</u>. The Administrator may, in its sole discretion, grant Performance Share Awards independent of, or in connection with, the granting of any other Award under the Plan. The Administrator shall determine whether and to whom Performance Share Awards shall be granted, the Performance Goals, the periods during which performance is to be measured, which may not be less than one year, and such other limitations and conditions as the Administrator shall determine.

(b) <u>Rights as a Shareholder</u>. A grantee receiving a Performance Share Award shall have the rights of a shareholder only as to shares actually received by the grantee under the Plan and not with respect to shares subject to the Award but not actually received by the grantee. A grantee shall be entitled to receive shares of Stock under a Performance Share Award only upon satisfaction of all conditions specified in the Performance Share Award agreement (or in a performance plan adopted by the Administrator).

(c) <u>Termination</u>. Except as may otherwise be provided by the Administrator either in the Award agreement or, subject to Section 18 below, in writing after the Award agreement is issued, a grantee's rights in all Performance Share Awards shall automatically terminate upon the grantee's termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason.

SECTION 12. <u>DIVIDEND EQUIVALENT RIGHTS</u>

(a) <u>Dividend Equivalent Rights</u>. A Dividend Equivalent Right may be granted hereunder to any grantee as a component of a Deferred Stock Award, Restricted Stock Award or Performance Share Award or as a freestanding award. The terms and conditions of Dividend Equivalent Rights shall be specified in the Award Document. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment or such other price as may then apply under a dividend reinvestment plan sponsored by the Company, if any. Dividend Equivalent Rights may be settled in cash or shares of Stock or a combination thereof, in a single installment or installments. A Dividend Equivalent Right granted as a component of a Deferred Stock Award, Restricted Stock Award or Performance Share Award must provide that such Dividend Equivalent Right shall be subject to all of the same terms and conditions and settled upon settlement or payment of, or lapse of restrictions on, such other Award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other Award. A Dividend Equivalent Right granted as a component of a Deferred Stock Award, Restricted Stock Award or Performance Share Award may also contain terms and conditions different from such other Award. Further, the payment of dividends or dividend equivalents on unvested awards for all equity award types is prohibited.

(b) Interest Equivalents. Any Award under this Plan that is settled in whole or in part in cash on a deferred basis may provide in the grant for interest equivalents to be credited with respect to such cash payment. Interest equivalents may be compounded and shall be paid upon such terms and conditions as may be specified by the grant.

(c) Termination. Except as may otherwise be provided by the Administrator either in the Award Document or, subject to Section 18 below, in writing after the Award Document is issued, a grantee's rights in all Dividend Equivalent Rights or interest equivalents granted as a component of a Deferred Stock Award, Restricted Stock Award or Performance Share Award that has not vested shall automatically terminate upon the grantee's termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason.

SECTION 13. PERFORMANCE-BASED AWARDS TO COVERED EMPLOYEES

(a) Performance-Based Awards. Any employee or other key person providing services to the Company and who is selected by the Administrator may be granted one or more Performance-Based Awards in the form of a Restricted Stock Award, Deferred Stock Award, Performance Share Awards or Cash-Based Award payable upon the attainment of Performance Goals that are established by the Administrator and relate to one or more of the Performance Criteria, in each case on a specified date or dates or over any period or periods determined by the Administrator. The Administrator shall define in an objective fashion the manner of calculating the Performance Criteria it selects to use for any Performance Period. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit or an individual. The Administrator, in its discretion, may adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of an individual (i) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development, (ii) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or (iii) in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles or business conditions; provided, however, that the Administrator may not exercise such discretion in a manner that would increase the Performance-Based Award granted to a Covered Employee. Each Performance-Based Award shall comply with the provisions set forth below.

(b) Grant of Performance-Based Awards. With respect to each Performance-Based Award granted to a Covered Employee, the Administrator shall select, within the first 90 days of a Performance Cycle (or, if shorter, within the maximum period allowed under Section 162(m) of the Code) the Performance Criteria for such grant, and the Performance Goals with respect to each Performance Criterion (including a threshold level of performance below which no amount will become payable with respect to such Award). Each Performance-Based Award will specify the amount payable, or the formula for determining the amount payable, upon achievement of the various applicable performance targets. The Performance Criteria established by the Administrator may be (but need not be) different for each Performance Cycle and different Performance Goals may be applicable to Performance-Based Awards to different Covered Employees.

(b) Payment of Performance-Based Awards. Following the completion of a Performance Cycle, the Administrator shall meet to review and certify in writing whether, and to what extent, the Performance Goals for the Performance Cycle have been achieved and, if so, to also calculate and certify in writing the amount of the Performance-Based Awards earned for the Performance Cycle. The Administrator shall then determine the actual size of each Covered Employee's Performance-Based Award, and, in doing so, may reduce or eliminate the amount of the Performance-Based Award for a Covered Employee if, in its sole judgment, such reduction or elimination is appropriate.

(c) Maximum Award Payable. The maximum Performance-Based Award payable to any one employee under the Plan during any one calendar year period is 300,000 shares of Stock (subject to adjustment as provided in Section 3(c) hereof) or $2,000,000 in the case of a Performance-Based Award that is a Cash-Based Award.

SECTION 14. TRANSFERABILITY OF AWARDS

(a) Transferability. Except as provided in Section 14(b) below, during a grantee's lifetime, his or her Awards shall be exercisable only by the grantee, or by the grantee's legal representative or guardian in the event of the grantee's incapacity. No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order. No Awards shall be subject, in whole or in part, to attachment, execution or levy of any kind, and any purported transfer in violation hereof shall be null and void.

(b) Administrator Action. Notwithstanding Section 14(a), the Administrator, in its discretion, may provide either in the Award Document regarding a given Award or by subsequent written approval that the grantee (who is an employee or director) may transfer his or her Awards (other than any Incentive Stock Options or Deferred Stock Awards) to his or her immediate family members, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award.

(c) Family Member. For purposes of Section 14(b), "family member" shall mean a grantee's child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, any person sharing the grantee's household (other than a tenant of the grantee), a trust in which these persons (or the grantee) have more than 50 percent of the beneficial interest, a foundation in which these persons (or the grantee) control the management of assets, and any other entity in which these persons (or the grantee) own more than 50 percent of the voting interests.

(d) Designation of Beneficiary. Each grantee to whom an Award has been made under the Plan may designate a beneficiary or beneficiaries to exercise any Award or receive any payment under any Award payable on or after the grantee's death. Any such designation shall be on a form provided for that purpose by the Administrator and shall not be effective until received by the Administrator. If no beneficiary has been designated by a deceased grantee, or if the designated beneficiaries have predeceased the grantee, the beneficiary shall be the grantee's estate.

SECTION 15. TAX WITHHOLDING

(a) Payment by Grantee. Each grantee shall, no later than the date as of which the value of an Award or of any Stock or other amounts received thereunder first becomes includable in the gross income of the grantee for Federal income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any Federal, state or local taxes of any kind required by law to be withheld by the Company with respect to such income. The Company and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the grantee. The Company's obligation to deliver evidence of book entry (or stock certificates) to any grantee is subject to and conditioned on tax withholding obligations being satisfied by the grantee.

(b) Payment in Stock. Subject to approval by the Administrator, a grantee may elect to have the Company's minimum required tax withholding obligation satisfied, in whole or in part, by authorizing the Company to withhold from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due.

SECTION 16. SECTION 409A AWARDS

To the extent that any Award is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A (a "409A Award"), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A. In this regard, if any amount under a 409A Award is payable upon a "separation from service" (within the meaning of Section 409A) to a grantee who is then considered a "specified employee" (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee's separation from service, or (ii) the grantee's death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A. Further, the settlement of any such Award may not be accelerated except to the extent permitted by Section 409A.

SECTION 17. <u>TRANSFER, LEAVE OF ABSENCE, ETC.</u>

For purposes of the Plan, the following events shall not be deemed a termination of employment:

(a) a transfer to the employment of the Company from a Subsidiary or from the Company to a Subsidiary, or from one Subsidiary to another; or

(b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee's right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing.

SECTION 18. <u>AMENDMENTS AND TERMINATION</u>

The Board may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall adversely affect rights under any outstanding Award without the holder's consent. Except as provided in Section 3(c) or 3(d), without prior shareholder approval, in no event may the Administrator exercise its discretion to (i) reduce the exercise price of outstanding Stock Options or Stock Appreciation Rights or (ii) cancel any outstanding Option or Stock Appreciation Right that has an exercise price greater than the then current Fair Market Value of the Stock in exchange for cash or other Awards under the Plan. To the extent required under the rules of any securities exchange or market system on which the Stock is listed, to the extent determined by the Administrator to be required by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code~~, or to ensure that compensation earned under Awards qualifies as performance-based compensation under Section 162(m) of the Code~~, Plan amendments shall be subject to approval by the Company shareholders entitled to vote at a meeting of shareholders. Nothing in this Section 18 shall limit the Administrator's authority to take any action permitted pursuant to Section 3(d).

SECTION 19. <u>STATUS OF PLAN</u>

With respect to the portion of any Award that has not been exercised and any payments in cash, Stock or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company's obligations to deliver Stock or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.

SECTION 20. <u>GENERAL PROVISIONS</u>

(a) No Distribution. The Administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof.

(b) <u>Delivery of Stock Certificates</u>. Stock certificates to grantees under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the grantee, at the grantee's last known address on file with the Company. Uncertificated Stock shall be deemed delivered for all purposes when the Company or a Stock transfer agent of the Company shall have given to the grantee by electronic mail (with proof of receipt) or by United States mail, addressed to the grantee, at the grantee's last known address on file with the Company, notice of issuance and recorded the issuance in its records (which may include electronic "book entry" records). Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing shares of Stock pursuant to the exercise of any Award, unless and until the Administrator has determined, with advice of counsel (to the extent the Administrator deems such advice necessary or advisable), that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed, quoted or traded. All Stock certificates delivered pursuant to the Plan shall be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state or foreign jurisdiction, securities or other laws, rules and quotation system on which the Stock is listed, quoted or traded. The Administrator may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations or requirements. The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(c) <u>Shareholder Rights</u>. Until Stock is deemed delivered in accordance with Section 20(b), no right to vote or receive dividends or any other rights of a shareholder will exist with respect to shares of Stock to be issued in connection with an Award, notwithstanding the exercise of a Stock Option or any other action by the grantee with respect to an Award.

(d) <u>Other Compensation Arrangements; No Employment Rights</u>. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of this Plan and the grant of Awards do not confer upon any employee any right to continued employment with the Company or any Subsidiary.

(e) <u>Trading Policy Restrictions</u>. Option exercises and other Awards under the Plan shall be subject to the Company's insider trading policies and procedures, as in effect from time to time.

(f) <u>Forfeiture of Awards under Sarbanes-Oxley Act</u>. <u>A grantee's rights with respect to any Award under this Plan shall in all events be subject to (a) all rights that the Company may have under any Company written clawback or recoupment policy or other written agreement or arrangement with the grantee and (b) all rights and obligations that the Company may have regarding the clawback of "incentive-based compensation" under Section 10D of the Exchange Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and any applicable rules and regulations promulgated thereunder from time to time by the U.S. Securities and Exchange Commission in effect on the grant date or thereafter.</u> ~~If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, then any grantee who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 shall reimburse the Company for the amount of any Award received by such individual under the Plan during the 12-month period following the first public issuance or filing with the United States Securities and Exchange Commission, as the case may be, of the financial document embodying such financial reporting requirement.~~

SECTION 21. <u>EFFECTIVE DATE OF PLAN</u>

This Plan shall become effective upon approval by ~~the holders of a majority of the votes cast at a meeting of Company~~ shareholders at which a quorum is present. No grants of Stock Options and other Awards may be made hereunder after ~~the tenth anniversary of the Effective Date~~ <u>March 18, 2034</u> and no grants of Incentive Stock Options may be made hereunder after ~~the tenth anniversary of the date the Plan is approved by the Board~~ <u>March 18, 2034</u>.

SECTION 22. <u>GOVERNING LAW</u>

This Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts, applied without regard to conflict of law principles.

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Progress Software Corporation
15 Wayside Road
Suite 400
Burlington, MA 01803
USA

www.progress.com